      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 13, 1996

                                                      REGISTRATION NO. 333-03346
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             RUSH ENTERPRISES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             TEXAS                            5511                         74-1733016
(STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)         IDENTIFICATION NO.)
                     8810 I.H. 10 EAST                    P. O. BOX 34630
                  SAN ANTONIO, TEXAS 78219         SAN ANTONIO, TEXAS 78265-4630
                       (210) 661-4511                      (210) 661-4511

         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 W. MARVIN RUSH
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                             RUSH ENTERPRISES, INC.
                               8810 I.H. 10 EAST
                            SAN ANTONIO, TEXAS 78219
                                 (210) 661-4511
          (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

            PHILLIP M. RENFRO, ESQ.                           CECIL SCHENKER, P.C.
          FULBRIGHT & JAWORSKI L.L.P.              AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
         300 CONVENT STREET, SUITE 2200                  300 CONVENT STREET, SUITE 1500
            SAN ANTONIO, TEXAS 78205                        SAN ANTONIO, TEXAS 78205
                 (210) 224-5575                                  (210) 270-0800

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             RUSH ENTERPRISES, INC.

                             CROSS REFERENCE SHEET


         ITEMS AND CAPTION IN FORM S-1                        LOCATION IN PROSPECTUS
- ------------------------------------------------    ------------------------------------------
  1.  Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus....    Cover Page of Registration Statement;
                                                    Cross Reference Sheet; Outside Front Cover
                                                    Page of Prospectus
  2.  Inside Front and Outside Back Cover Pages
      of Prospectus.............................    Inside Front and Outside Back Cover Pages
                                                    of Prospectus
  3.  Summary Information, Risk Factors and
      Ratio of Earnings to Fixed Charges........    Prospectus Summary; Risk Factors; Selected
                                                    Combined and Pro Forma Financial Data
  4.  Use of Proceeds...........................    Use of Proceeds
  5.  Determination of Offering Price...........    Outside Front Cover Page of Prospectus;
                                                    Underwriting
  6.  Dilution..................................    Risk Factors; Dilution
  7.  Selling Security Holders..................    *
  8.  Plan of Distribution......................    Outside Front Cover Page of Prospectus;
                                                    Underwriting
  9.  Description of Securities to be
      Registered................................    Outside Front Cover Page of Prospectus;
                                                    Dividend Policy; Description of Capital
                                                    Stock
 10.  Interest of Named Experts and Counsel.....    Legal Matters; Experts
 11.  Information with Respect to the
      Registrant................................    Prospectus Summary; Risk Factors; Dividend
                                                    Policy; Capitalization; Selected Combined
                                                    and Pro Forma Financial Data; Management's
                                                    Discussion and Analysis of Financial
                                                    Condition and Results of Operations;
                                                    Business; Management; Principal
                                                    Shareholders; Description of Capital
                                                    Stock; Certain Transactions; Shares
                                                    Eligible for Future Sale; Combined
                                                    Financial Statements; The Reorganization;
                                                    S Corporation Distributions
 12.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities...............................    *


- ---------------
* Not applicable.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED MAY 13, 1996


                                2,500,000 SHARES
     [LOGO]                                                              [LOGO]

                             RUSH ENTERPRISES, INC.


                                  COMMON STOCK
                            ------------------------

     All of the shares of Common Stock offered hereby are being issued and sold by Rush Enterprises, Inc. (the "Company"). It is anticipated that the initial public offering price will be between $11 and $13 per share. Prior to this offering, there has been no public market for the Common Stock of the Company. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Company's Common Stock has been approved for quotation and trading on the Nasdaq National Market under the trading symbol "RUSH."


     SEE "RISK FACTORS" ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.


                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                                   PRICE     UNDERWRITING     PROCEEDS
                                                                     TO     DISCOUNTS AND        TO
                                                                   PUBLIC   COMMISSIONS(1)   COMPANY(2)
- -------------------------------------------------------------------------------------------------------
Per Share........................................................  $           $             $
Total(3).........................................................  $           $             $
- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------


(1) For information regarding indemnification of the Underwriters by the Company and certain compensation payable to the Representatives of the Underwriters, see "Underwriting."


(2) Before deducting expenses of the offering estimated at $500,000, all of which will be paid by the Company.

(3) The Underwriters have been granted a 30-day option to purchase up to an additional 375,000 shares of Common Stock from the Company, solely to cover over-allotments, if any, on the same terms and conditions as the shares offered hereby. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to
    Company will be $          , $          and $          , respectively. See
    "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters, subject to their right to reject orders in whole or in part and to certain other conditions. It is expected that delivery of the certificates representing the shares of Common
Stock will be made on or about             , 1996 at the office of Ladenburg,
Thalmann & Co. Inc., New York, New York.

                            ------------------------


LADENBURG, THALMANN & CO. INC.              PRINCIPAL FINANCIAL SECURITIES, INC.

               The date of this Prospectus is             , 1996.

                         Gatefold Outside Front Cover

                                    [LOGO]

                          Picture of Peterbilt Truck
                             Peterbilt Model 379
                                                                        [LOGO]




Gatefold Inside Front Cover

Picture of man spray painting truck
Paint & Body Repair

Picture of man operating a computer
After Market Parts Sales

Picture of Peterbilt truck
Peterbilt Model 357

Picture of parts showroom
Parts Showroom

Picture of Peterbilt trucks
Truck Sales

[LOGO]
Picture of map indicating Rush Truck Center Locations

Picture of service and repair shop
Service Bays

Picture of Peterbilt truck
Lease & Rental Truck

Picture of man operating computer
Service Specialist

                                   [PICTURES]

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and combined financial statements and the related notes appearing elsewhere in this Prospectus. In this Prospectus, the term "Company" or "Rush Enterprises" refers to Rush Enterprises, Inc., a Texas corporation, its subsidiaries and Associated Acceptance, Inc. ("AA"), the insurance agency affiliated with the Company. Except as otherwise indicated, (i) all financial information and operating data in this Prospectus concerning the Company gives effect to the Reorganization that will be effected simultaneously with the closing of this offering and (ii) textual information includes the pro forma operations of Kerr Consolidated, Inc., which was acquired by the Company in December 1995. See "The Reorganization." Investors should carefully consider the information set forth under the heading "Risk Factors." Unless otherwise indicated, the information in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment option. See "Underwriting."


                                  THE COMPANY

     Founded in 1965, Rush Enterprises operates a regional network of truck centers that provide an integrated one-stop source for the trucking needs of its customers, including retail sales of new Peterbilt and used heavy-duty trucks; after-market parts, service and body shop facilities; and a wide array of financial services, including the financing of new and used truck purchases, insurance products and truck leasing and rentals. The Company's truck centers are strategically located in high truck traffic areas on or near major highways in Texas, California, Oklahoma and Louisiana. The Company is the largest Peterbilt truck dealer in North America, representing approximately 14.0% of all new Peterbilt truck sales in 1995, and is the sole authorized vendor for new Peterbilt trucks and replacement parts in its market areas. The Company was named Peterbilt Dealer of the Year for North America for the 1993-1994 year.

     Peterbilt trucks, which are manufactured by PACCAR, Inc. ("PACCAR"), have a reputation as premium-quality vehicles which are skillfully designed and driver friendly, and are typically custom manufactured to satisfy the requirements of its customers. Peterbilt's premium reputation is an important aspect of the Company's marketing of new and used trucks, and management believes that such reputation has resulted in relatively higher resale prices for used Peterbilt trucks. The Company's customers, which include owner-operators, regional and national fleets, corporations and local governments, use heavy-duty trucks for over-the-road and off-highway transportation and handling of virtually all materials, including general freight, petroleum, wood products, refuse and construction materials.

     The Company currently operates eight full-service and six parts/service truck centers. The full-service facilities offer a complete line of the Company's products and services to fully implement the Company's one-stop strategy, while the parts/service facilities offer a variety of product and service combinations. The full-service truck centers range in size from 13,500 to 73,000 square feet, with from six to 50 service bays, and are situated on lots ranging from three to 14 acres, while the parts/service facilities range in size from 2,500 to 62,000 square feet, with from six to 25 service bays, and are situated on lots ranging from 0.4 to five acres. The Company's state-of-the-art service and body shop facilities are equipped for virtually any type of truck repair on any type of truck and are staffed by experienced, highly-trained and factory-certified service technicians. Each truck center is a designated Peterbilt warranty service center and most are authorized service centers for a number of manufacturers of heavy-duty truck components, including Cummins, Detroit Diesel, Caterpillar, Eaton and Rockwell. Rush truck centers are the sole authorized Peterbilt parts and accessories supplier in their territories and carry a wide variety of Peterbilt and other parts inventory, with an average of approximately 4,500 items from over 30 suppliers at each location. The Company utilizes a centralized state-of-the-art management information system that permits real-time parts tracking, control of inventory mix, automated reordering, monitoring of customer buying patterns and shifting of truck and parts inventories from location to location to satisfy customer demand.

     As part of its one-stop sales and service strategy, the Company offers third-party financing and insurance products to assist customers purchasing a new or used truck, as well as truck leasing and rentals. The Company's new and used truck financing is typically provided through Associates Commercial Corporation ("Associates"), the largest third-party provider of heavy-duty truck financing in North America, and

PACCAR Financial. The Company is one of the largest originators of heavy-duty truck loans for Associates and because of its volume and low historical delinquency rate, benefits from favorable financing terms. The Company has an aggregate recourse liability of $600,000 per year in connection with customer defaults on such financings. The Company sells a complete line of property and casualty insurance, including collision and liability insurance on trucks, cargo insurance, standard automobile liability coverages, life, credit life, health, workers' compensation coverages and homeowner's insurance. The Company also engages in full-service Peterbilt truck leasing and rental under PACCAR's PacLease trade name at five locations and currently has 524 trucks in its lease and rental fleet.


     The Company believes that large, multi-location, full-service dealerships, which offer a large selection of new and used trucks, parts and sophisticated service and body shop facilities, are able to realize economies of scale and have a competitive advantage in the truck sales and services industry. As part of its strategy, the Company has begun to employ a Rush Truck Center branding program for its facilities to enhance the Company's name recognition and to communicate the standardized high level of quality products and services throughout its truck center network. The Company intends to brand each of its facilities as a Rush Truck Center through distinctive signage and uniform marketing programs. Currently five locations are branded Rush Truck Centers and the Company intends to establish all of its facilities as Rush Truck Centers by December 31, 1996.

     The retail heavy-duty truck industry is highly fragmented with over 1,700 dealerships nationwide, including 92 Peterbilt dealerships operating 178 locations. New heavy-duty truck sales historically have shown a high correlation to the rate of change in industrial production and gross domestic product. According to data published by the American Automobile Manufacturers Association ("AAMA"), during 1995, new heavy-duty truck sales in the United States surpassed 200,000 units at retail for the first time. Since 1986, however, annual domestic retail heavy-duty truck sales have averaged approximately 142,000 units. According to R. L. Polk & Co., 207,413 new heavy-duty trucks were registered in the United States during 1995. New Peterbilt truck registrations during this period were 20,035, for a national market share, based on new truck registrations, of 9.7%. In the Company's seven primary market areas 19,151 new heavy-duty trucks were registered, 2,657 of which represented new Peterbilts, resulting in an average market share of 13.9%.


     The Company's growth strategy is to continue the expansion of its existing facilities, to open new facilities in its existing and newly appointed territories and to acquire additional Peterbilt dealerships in new territories. Since 1990, at which time the Company operated one full-service facility, one sales facility, one parts/service facility and one leasing and rental facility located in Texas, the Company has undertaken an aggressive expansion program. The Company has subsequently opened four facilities in its existing territories, one facility in a new territory in Louisiana and acquired six facilities in new territories in California and Oklahoma. Management believes that it can operate new facilities effectively and improve the operating results of acquired dealers as a result of economies of scale, sophisticated management information systems, purchasing power, merchandising capability and the introduction of enhanced financial services and products. Additionally, the Company believes that its aggressive expansion program into California, Oklahoma and Louisiana and diversification into truck-related services, including financial services, leasing, renting and service and parts, has reduced cyclicality in the Company's operations due to geographic diversity and reduced reliance on new and used truck sales.



     The Company's plans include the opening of a full-service truck center in the Texas Rio Grande Valley area and a parts/service facility in Southern California, during 1996 and early 1997, at an anticipated cost of approximately $2.0 million and $1.0 million, respectively. The Company also intends to make strategic acquisitions of additional Peterbilt dealerships as favorable opportunities arise; however, there are currently no negotiations, commitments or agreements with respect to any such acquisitions.

                                  THE OFFERING

Common Stock offered by the Company.....................  2,500,000 shares.
Common Stock to be outstanding after the offering(1)....  6,250,000 shares.
Use of proceeds.........................................  For debt repayment and general corporate purposes, including working
                                                          capital, funds for opening of
                                                          additional locations and acquisitions
                                                          of truck dealerships in new markets.
Nasdaq National Market symbol...........................  RUSH

- ---------------

(1) Excludes 500,000 shares issuable under the Company's Incentive Plan adopted in April 1996 and 250,000 shares reserved for issuance upon the exercise of warrants to be granted to the Representatives of the Underwriters and their designees, exercisable at 120% of the public offering price (the "Representatives' Warrants"). See "Management," "Description of Capital Stock" and "Underwriting."

          SUMMARY COMBINED AND PRO FORMA FINANCIAL AND OPERATING DATA



     The Summary Combined and Pro Forma Financial and Operating Data below has been taken or derived from the combined historical and pro forma financial statements and other records of the Company. The Financial and Operating Data presented below may not be comparable between periods in all material respects or indicative of the Company's future financial position or results of operations due primarily to acquisitions which occurred during the periods presented, including the acquisition of the Company's California and Oklahoma operations in February 1994 and December 1995, respectively. See
"Business -- Recent Acquisitions" and Note 16 to the Company's Combined Financial Statements for a discussion of such acquisitions. The Summary Combined and Pro Forma Financial and Operating Data should be read in conjunction with the Company's Historical and Pro Forma Combined Financial Statements and accompanying notes contained in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                                                                  THREE MONTHS
                                YEAR ENDED        FOUR-MONTH                                                          ENDED
                                AUGUST 31,       PERIOD ENDED      YEAR ENDED DECEMBER 31,        PRO FORMA         MARCH 31,
                             -----------------   DECEMBER 31,   ------------------------------   DECEMBER 31,   -----------------
                              1991      1992         1992         1993       1994       1995       1995(1)       1995      1996
                             -------   -------   ------------   --------   --------   --------   ------------   -------   -------
                                                                                                 (UNAUDITED)
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)                  (UNAUDITED)
SUMMARY OF INCOME
  STATEMENT DATA
Revenues...................  $73,605   $83,024     $ 28,415     $110,271   $206,386   $268,478..   $333,279     $64,002   $79,876
Cost of products sold......   64,179    70,271       24,270       95,811    173,369    225,252      282,533      53,098    65,093
                             -------   -------   ------------   --------   --------   --------   ------------   -------   -------
Gross profit...............    9,426    12,753        4,145       14,460     33,017     43,226       50,746      10,904    14,783
Selling, general and
  administrative
  expenses.................    8,286    10,233        3,687       11,101     25,789     31,927       37,789       8,758    11,812
Depreciation and
  amortization expense.....      430       475          151        1,022      1,615      1,924        2,312         421       547
                             -------   -------   ------------   --------   --------   --------   ------------   -------   -------
Operating income...........      710     2,045          307        2,337      5,613      9,375       10,645       1,725     2,424
Interest expense...........      587       587           15          998      2,048      2,770        3,746         561       973
Minority interest..........       --        --           --           --        123        162           --          39        --
                             -------   -------   ------------   --------   --------   --------   ------------   -------   -------
Income from continuing
  operations...............  $   123   $ 1,458     $    292     $  1,339   $  3,442   $  6,443     $  6,899     $ 1,125   $ 1,451
                             =======   =======   ==========     ========   ========   ========   ==========     =======   =======
PRO FORMA INCOME
  STATEMENT DATA
  (UNAUDITED)
Income from continuing
  operations before
  taxes....................                                                           $  6,443     $  6,899     $ 1,125   $ 1,451
Pro forma adjustment to
  reflect federal and state
  income taxes(2)..........                                                              2,448        2,622         428       552
                                                                                      --------   ------------   -------   -------
Pro forma income from
  continuing operations....                                                           $  3,995     $  4,277     $   697   $   899
                                                                                      ========   ==========     =======   =======
Pro forma income from
  continuing operations per
  share(3).................                                                           $    .93     $   1.00     $   .16   $   .21
                                                                                      ========   ==========     =======   =======
Weighted average shares
  outstanding used in the
  pro forma income from
  continuing operations per
  share calculation........                                                              4,297        4,297       4,297     4,297
                                                                                      ========   ==========     =======   =======
Supplemental pro forma net
  income from continuing
  operations per
  share(4).................                                                           $    .90     $    .96     $   .16   $   .21
                                                                                      ========   ==========     =======   =======
Weighted average shares
  outstanding used in the
  supplemental pro forma
  income from continuing
  operations per share
  calculation..............                                                              4,726        4,726       4,398     4,699
                                                                                      ========   ==========     =======   =======

                                                                                                                THREE MONTHS
                                             YEAR ENDED        FOUR-MONTH                                           ENDED
                                             AUGUST 31,       PERIOD ENDED      YEAR ENDED DECEMBER 31,           MARCH 31,
                                          -----------------   DECEMBER 31,   ------------------------------   -----------------
                                           1991      1992         1992         1993       1994       1995      1995      1996
                                          -------   -------   ------------   --------   --------   --------   -------   -------
                                                                  (IN THOUSANDS, EXCEPT OPERATING DATA)
OPERATING DATA
Number of locations --
  Full-service..........................        1         1            1            2          6          8         6         8
  Parts/service.........................        3         3            3            5          5          6         5         6
                                          -------   -------   ------------   --------   --------   --------   -------   -------
        Total locations.................        4         4            4            7         11         14        11        14
                                          -------   -------   ------------   --------   --------   --------   -------   -------
Unit truck sales --
  New trucks............................      622       623          237          982      1,705      2,263       560       642
  Used trucks...........................      436       675          229          647        889      1,135       220       327
                                          -------   -------   ------------   --------   --------   --------   -------   -------
        Total unit trucks sales.........    1,058     1,298          466        1,629      2,594      3,398       780       969
                                          -------   -------   ------------   --------   --------   --------   -------   -------
Aggregate new and used truck finance
  contracts sold (in thousands).........  $17,676   $21,295     $ 10,100     $ 32,188   $ 45,453   $ 53,165   $13,527   $16,132
Truck lease and rental units............      141       100          100          143        345        521       368       524



                                                                                          AS OF MARCH 31, 1996
                                                                                ----------------------------------------
                                                                                                                 AS
                                                                                ACTUAL      PRO FORMA(5)     ADJUSTED(6)
                                                                                -------     ------------     -----------
                                                                                             (IN THOUSANDS)
BALANCE SHEET DATA
Working capital...............................................................  $  (491)      $ (6,491)        $17,389
Inventories...................................................................   41,437         41,437          41,437
Total assets..................................................................   82,883         82,883          99,883
Floor plan financing..........................................................   37,861         37,861          37,861
Line-of-credit borrowings.....................................................       20          6,020              20
Long-term debt, including current portion.....................................   17,484         17,484          13,084
Shareholders' equity..........................................................    8,396          1,975          29,375


- ---------------

(1) Reflects adjustment to give effect to the following purchase transactions as if such transactions had occurred January 1, 1995: (i) acquisition of Kerr Consolidated, Inc., and (ii) acquisition of the minority interest in South Coast Peterbilt. The pro forma information is not necessarily indicative of the results that actually would have been achieved had such transactions been consummated as of January 1, 1995, or that may be achieved in the future. See Pro Forma Combined Statement of Operations and the Notes thereto.



(2) For all periods presented, the Company was an S corporation and was not generally subject to corporate income taxes. The pro forma income tax provision has been computed as if the Company were subject to corporate income taxes for all periods presented based on the tax laws in effect during the respective periods. See "S Corporation Distributions" and Note 14 to the Combined Financial Statements.



(3) Pro forma income from continuing operations per share was computed by dividing pro forma income from continuing operations by the weighted average number of common shares outstanding, as adjusted for the stock split of the Common Stock and giving pro forma effect for the issuance of 547,400 shares of Common Stock, at an assumed initial public offering price of $12.00 per share, to repay the line-of-credit borrowings made to fund the $6.0 million distribution to the Company's sole shareholder of the undistributed taxable S corporation earnings as of March 31, 1996. See "S Corporation Distributions" and Notes 2 and 4 to the Combined Financial Statements.



(4) Pro forma supplemental income from continuing operations per share was computed by dividing pro forma income from continuing operations by the weighted average number of common shares outstanding, as adjusted for the stock split of the Common Stock and giving pro forma effect for the issuance of 948,900 shares of Common Stock, at an assumed initial public offering price of $12.00 per share, to repay the line-of-credit borrowings made to fund the $6.0 million distribution to the Company's sole shareholder of the undistributed S corporation earnings at March 31, 1996, and repay certain balances of outstanding indebtedness as of January 1, 1995. See "Use of Proceeds" and Notes 2 and 4 to the Combined Financial Statements.



(5) Adjusted to give effect to: (i) the deferred tax liability of approximately $421,000 resulting from the termination of the Company's status as an S corporation and (ii) a $6.0 million decrease in shareholder's equity at March 31, 1996, resulting from a distribution to the sole shareholder related to the termination of the Company's status as an S corporation. See "S Corporation Distributions," "Capitalization" and Notes 2 and 14 to the Combined Financial Statements.


(6) Adjusted to give effect to the sale of 2,500,000 shares of Common Stock offered hereby at an assumed initial offering price of $12.00 per share and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS


     In evaluating an investment in the Common Stock, prospective purchasers should consider carefully the following risk factors in addition to the other information presented in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."



     SUBSTANTIAL DEPENDENCE UPON PACCAR. The Company currently operates as a franchised dealer of Peterbilt trucks and parts pursuant to dealership agreements with PACCAR and intends to acquire additional Peterbilt dealerships in the future. During 1995, approximately 65% of the Company's revenues resulted from sales, leasing and rental of equipment and parts purchased from PACCAR, excluding the Company's Oklahoma operations prior to their acquisition and parts purchased from PACCAR that could have been purchased from other suppliers at similar prices. Due to the Company's dependence on PACCAR, the Company believes that the long-term success of its Peterbilt dealerships depends, in large part, on the overall success of the PACCAR system, the promotional efforts of PACCAR for its Peterbilt division, the goodwill associated with the Peterbilt trademark, the continuing manufacture and delivery of competitively-priced, high quality Peterbilt trucks and parts by PACCAR in quantities sufficient to meet the Company's requirements, and the quality, consistency and management of the overall Peterbilt dealership system by PACCAR. The Company has no control over the management or operation of PACCAR or other Peterbilt dealers. PACCAR initiated a dealer allocation program in 1995, under which all Peterbilt dealers were limited in their supply of new trucks to their average sales during the prior two years. The program did not adversely affect the Company during 1995 and has been discontinued. The Company has not experienced any significant shortage in its supply of new trucks in the past and none is expected in 1996; however, there can be no assurance that a shortage will not occur in the future. PACCAR also manufactures Kenworth heavy-duty trucks which are distributed through a different, competing dealer network. The Company does not distribute Kenworth trucks.



     DEALERSHIP AGREEMENTS. The Company's dealership agreements with PACCAR impose a number of restrictions and obligations on the Company. For example, under the PACCAR dealership agreements, PACCAR can terminate the dealership agreements in the event of a change of control of the Company or if the Company violates any of a number of provisions in the dealership agreements, resulting in a loss to the Company of the right to purchase Peterbilt products and the right to use the Peterbilt trademark. The loss of such rights would have a material adverse effect on the Company. For this purpose, a change of control occurs if (i) W. Marvin Rush, W. M. "Rusty" Rush, Robin M. Rush and other executives of the Company (the "Dealer Principals") in the aggregate own less than 30% of the capital stock entitled to vote on the election of directors of the Company, or (ii) any person or entity other than the Dealer Principals or any person or entity who has been approved in writing by PACCAR, either (x) owns a greater percentage of the capital stock entitled to vote on the election of directors of the Company than the Dealer Principals in the aggregate, or (y) holds the office of Chairman of the Board, President or Chief Executive Officer of the Company. In the event that the Company were to find it necessary or advisable to sell any of its Peterbilt dealership locations, PACCAR retains the right of first refusal to purchase such dealership location in any proposed sale. The change of control and right of first refusal provisions could adversely affect the ability of the Company to obtain financing on favorable terms and may have anti-takeover effects. As a franchised dealer for Peterbilt, the Company may have less ability to negotiate price and terms or to substitute an alternative supplier of trucks and parts than in typical arm's-length transactions between suppliers and retailers. The Company's dealership agreements with PACCAR do not contractually provide the Company with exclusive dealerships in any territory. Although management believes that it is unlikely that PACCAR will create additional dealers in the market areas in which it currently operates, there is no assurance that PACCAR will not elect to do so in the future. See "Business -- Dealership Agreements."


     EFFECTS OF DOWNTURN IN GENERAL ECONOMIC CONDITIONS; CYCLICALITY. The Company's business, as well as the entire retail heavy-duty truck industry, is dependent on a number of factors relating to general economic conditions, including fuel prices, interest rate fluctuations, economic recessions and customer business cycles. In addition, unit sales of new trucks have historically been subject to substantial cyclical variation based on such general economic conditions. Although industry-wide domestic retail sales of heavy-duty trucks exceeded 200,000 units for the first time in 1995 according to the AAMA, new order volume declined toward the end of that year and the industry forecast a decline of approximately 25% in heavy-duty new truck sales in 1996. For the first quarter of 1996, industry-wide heavy-duty truck sales declined 15.5% compared to the first quarter of 1995, while Peterbilt heavy-duty truck sales declined 2.9% in the same period. During the first quarter of 1996, the Company's unit sales increased by 82 units, or 14.6%. The Company's Oklahoma operations acquired in December 1995 contributed an increase of 132 units during the first quarter of 1996, which was partially offset by a decrease of 50 units, or 8.9% in unit sales, from its other operations during the period compared with the first quarter of 1995. The Company's operations may be materially and adversely affected by any continuation or renewal of general downward economic pressures or adverse cyclical trends.



     COMPETITION. The Company faces vigorous competition for customers and for suitable dealership locations. The competes with a large number of independent and factory-owned dealers, some of which operate in more than one location, but most of which operate in a single location. There is significant competition both within the markets currently being served by the Company and in new markets which the Company may enter from time to time. Moreover, the Company's dealership arrangements with PACCAR do not contractually provide the Company with exclusive dealerships in any territory. Although management believes that it is unlikely that PACCAR will create additional dealers in the market areas in which it currently operates, there is no assurance that PACCAR will not elect to do so in the future. While Peterbilt dealership agreements, including the Company's, restrict the dealer from operating sales or service facilities outside the dealer's assigned territory, such agreements do not restrict fleet or other sales or marketing activity outside the assigned territory. Accordingly, the Company may and does engage in fleet sales and other marketing activities outside its assigned territories and other Peterbilt dealers may engage in similar activities within the Company's territories. Dealer competition continues to increase based on accessibility of dealership locations, the number of the Company's dealership locations, price, value, quality and design of product as well as attention to customer service (including technical service). The Company believes that it is competitive in all of these categories. Nevertheless, the Company anticipates that it will face strong competition in the future. See "Business -- Competition."


     MANAGEMENT OF GROWTH. The Company has undergone a period of rapid growth during the last five years. Management has expended and expects to continue to expend significant time and effort in connection with the opening of a number of new locations. There can be no assurance that the Company's systems, procedures and controls will be adequate to support the Company's expanding operations. The inability of the Company to manage its growth properly could have a material adverse impact on the Company's operations. The Company's planned growth will also impose significant added responsibilities on members of senior management, including the need to identify, recruit and integrate new senior level managers and executives. There is no assurance that such management expansion can be readily and successfully implemented.

     As in the past several years, the Company anticipates that a substantial portion of its future growth will result from the development or acquisition of additional Peterbilt dealerships. Accomplishing these expansion goals will depend upon a number of factors, including the identification of new market areas in which the Company can successfully compete, the ability of the Company to obtain suitable sites for new dealerships at an acceptable cost, the availability from time to time of suitable acquisitions, the Company's financial capabilities and the integration of new locations into existing operations. In addition, any potential acquisition of a Peterbilt dealership or opening of a new dealership outside its current territories would require the approval of PACCAR. There can be no assurance that PACCAR will not object to ownership concentration of Peterbilt dealerships beyond a certain level or that the Company will be able to open and operate new Peterbilt dealerships on a profitable basis. Moreover, the costs associated with opening such dealerships may adversely affect the Company's profitability.

     SUBSTANTIAL INVENTORY AND FINANCING REQUIREMENTS. The heavy-duty truck business requires substantial inventories of trucks held for sale to be maintained at dealer locations in order to facilitate immediate sales to customers on demand. The Company generally purchases its inventories with the assistance of a floor plan financing program through General Motors Acceptance Corporation ("GMAC") which provides for payment at the earlier of the time of sale for each truck financed or at a fixed date following delivery. In the event that the Company's financing becomes insufficient to satisfy its future requirements, the Company would need to obtain similar financing from other sources. Management believes that the Company has sufficient resources, operating income and assets to obtain additional floor plan financing and alternate floor plan financing, if required. There is, however, no assurance that such additional floor plan financing or alternate financing could be obtained or, if obtained, that it will be on commercially reasonable terms. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Facility Management."


     PRODUCT LIABILITY RISK. Products sold by the Company may expose it to potential liabilities for personal injury or property damage claims relating to the use of such products. Historically, product liability claims have not had any material adverse effect upon the Company. While the Company maintains third-party product liability insurance which it believes to be adequate, and most manufacturers are required to indemnify the Company for product liability claims, there can be no assurance that the Company will not experience legal claims in excess of its insurance coverage, or claims which are ultimately not covered by insurance or subject to indemnification from manufacturers. Furthermore, if any significant claims are made against the Company or PACCAR, the Company's business may be adversely affected by related negative publicity. See "Business -- Product Liability."

     REGULATION. The Company is subject to regulation by various federal and state agencies, including the United States Department of Transportation ("DOT") and various state motor vehicle regulatory agencies. The Company is subject to provisions of the National Traffic and Motor Vehicle Safety Act and the safety standards for trucks and components which have been promulgated thereunder by the DOT. The Company is also subject to regulations promulgated by the Environmental Protection Agency ("EPA") and similar state agencies with respect to air quality and discharges into the environment, as well as storage, shipping, disposing and manifesting of hazardous materials and hazardous and non-hazardous waste. These activities are associated with the repair and maintenance of heavy-duty trucks at the Company's facilities, and no location or operation exceeds small quantity generation status. The Company's insurance and financing services are subject to the laws and regulations of the states in which it conducts business. These laws and regulations cover all aspects of the Company's insurance and financing business, including with respect to insurance, licensing, regulation of premium financing rates and insurance agency legislation pertaining to insurance agencies and their affiliates; and with respect to financing, commercial finance regulations that in some states may be similar to certain consumer finance regulations, including those governing interest rates and charges, maximum amounts and maturities of credit and disclosure to debtor of certain terms of each transaction. Although the Company believes that its operations are in material compliance with current laws and regulations, there can be no assurance that current regulatory requirements will not change, that currently unforeseen environmental incidents will not occur or that contamination or past non-compliance with environmental laws will not be discovered on properties on which the Company has operated. See
"Business -- Regulation."

     S CORPORATION STATUS. Until the closing of this offering, the Company and AA (the "S Companies"), elected to be treated as S corporations under the Internal Revenue Code. Under the S corporation rules, the sole shareholder of the S Companies, W. Marvin Rush, is directly subject to tax on the income of the S Companies, and all tax returns have been filed consistently with these rules. While the Company believes that the S Companies have met the S corporation requirements and no IRS challenge to such treatment has ever been initiated, if, for any reason, either or both of the S Companies were subsequently determined by the IRS not to have met S corporation requirements, the S Company or S Companies affected would be liable to pay federal corporate taxes on its income at the effective federal corporate tax rate for the period from 1987 through the closing of this offering, plus interest and perhaps penalties. W. Marvin Rush, the Chairman of the Board, Chief Executive Officer and principal shareholder of the Company, has agreed to indemnify the Company for federal income taxes, interest and penalties incurred by the Company in the event that such S corporation election is ever determined to have been invalid. While there are circumstances under which the indemnity may not be available or insufficient to make the Company whole, the Company believes that, in light of such indemnity, the Company's liability in the event of an adverse determination is not likely to be material.

     CONCENTRATION OF CREDIT RISK. Pending the application of proceeds raised in this offering for the other purposes described herein, the Company intends to invest the proceeds of the offering under an arrangement with GMAC pursuant to which GMAC permits the Company to earn interest at the prime rate on overnight funds, for up to one-half of the amount borrowed under its floor plan financing, real estate financing and revolving credit arrangements with GMAC. GMAC is one of the largest financing sources in the United States and the principal source of the Company's floor plan financing. Should GMAC experience financial difficulties that prevent it from repaying principal amounts invested by the Company under this arrangement, which the Company has no reason to anticipate, any default by GMAC would not be subject to federal deposit insurance and if the amounts invested were not recovered, such event would have a material adverse effect on the Company.


     DEPENDENCE UPON KEY PERSONNEL. The Company believes its success depends, in large part, upon the continued services of W. Marvin Rush, Chairman of the Board and Chief Executive Officer of the Company, W. M. "Rusty" Rush, President of the Company, and Robin M. Rush, Executive Vice President of the Company. Although the Company will enter into employment agreements with Marvin, Rusty and Robin M. Rush expiring in 2000, the loss of any one of such individuals could materially and adversely affect the Company. The Company maintains a key-man life insurance policy on W. Marvin Rush in the amount of $6.0 million. See "Management -- Employment Agreements and Change-In-Control Arrangements."



     CONTROL BY EXISTING SHAREHOLDERS. Upon completion of this offering, W. Marvin Rush will own approximately 60% of the issued and outstanding shares of Common Stock (56.6% if the Underwriters' over-allotment is exercised in full). As a result of such ownership, Mr. Rush will have the power to effectively control the Company, including the election of directors, the determination of matters requiring shareholder approval and other matters pertaining to corporate governance. See "Principal Shareholders."



     POSSIBLE ANTI-TAKEOVER EFFECTS. Except as may be otherwise approved from time to time by PACCAR, the retention of a controlling interest by Mr. Rush or other Dealer Principals equal to at least 30% of the outstanding voting stock and a number of voting shares at least equal to that owned by any other person or group is required under the PACCAR dealership agreements. See
"Business -- Dealership Agreements -- PACCAR." To reduce the risk of a change of control that might materially adversely affect the Company's business or its rights under its PACCAR dealership agreements, the Company has adopted a Rights Plan. In addition, W. Marvin Rush, W. M. "Rusty" Rush, Robin Rush and Barbara Rush (wife of W. Marvin Rush), have granted PACCAR a right of first refusal to purchase their respective shares of Common Stock in the event that any of such individuals desire to transfer in excess of 100,000 shares in any 12-month period to any person other than a family member, an associate or a Dealer Principal (as defined in the PACCAR dealership agreements). This right of first refusal, the shares owned by Mr. Rush, the Rights Plan, the requirement in the PACCAR dealership agreement that the Dealer Principals retain a controlling interest in the Company, combined with the ability of the Board of Directors to issue shares of preferred stock without further vote or action by the shareholders, may discourage, delay or prevent a change in control of the Company without further action by the shareholders, which could adversely affect the market price of the Common Stock. Management of the Company does not have the right to waive the right of first refusal and the terms of the PACCAR dealership agreements in order to accept a favorable offer, but the Board of Directors of the Company may redeem the rights under the Rights Agreement to accept a favorable offer. See "Description of Capital Stock -- Rights Agreement" and "-- Preferred Stock."



     LACK OF PRIOR MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE. There has been no public trading market for the Company's Common Stock prior to this offering. The initial public offering price of the Common Stock will be determined through negotiations between the Company and the Representatives of the Underwriters. There can be no assurance that an active trading market will develop and continue after completion of this offering or that the market price of the Common Stock will not decline below the initial public offering price. Future announcements concerning the Company or its competitors, including government regulations, litigation or changes in earnings estimates or descriptive materials published by analysts, may cause the market price of the Common Stock to fluctuate substantially. These fluctuations, as well as general economic, political and market conditions, such as recessions, may adversely affect the market price of the Common Stock. See "Underwriting."


     DILUTION. Purchasers of the Common Stock in this offering will experience an immediate and substantial dilution in net tangible book value per share. See "Dilution."

     DIVIDEND POLICY. The Company does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."


     SHARES ELIGIBLE FOR FUTURE SALE. All shares of the Company's Common Stock currently outstanding are "restricted securities," as that term is defined in Rule 144 under the Securities Act of 1933, as amended, and upon completion of this offering may be sold under certain circumstances without registration, including pursuant to Rule 144. Nonetheless, the current shareholder has agreed with the Representatives of the Underwriters not to offer, sell or otherwise publicly dispose of any shares of Common Stock without the prior written consent of the Representatives of the Underwriters for a period of 180 days after the date of this Prospectus. Sales of a substantial number of shares of Common Stock in the public market following this offering, pursuant to Rule 144 or otherwise, could adversely affect the market price of the Common Stock.



     In addition, an aggregate of 500,000 shares of Common Stock are reserved for issuance to key employees pursuant to the Company's Incentive Plan. Sales of a substantial number of shares issued to key employees following the exercise of options granted pursuant to the Incentive Plan could adversely affect the market price of the Common Stock. See "Management -- Incentive Plan." The Company has agreed to issue warrants to the Representatives covering an aggregate of 250,000 shares. The warrant is exercisable for four years, commencing one year following completion of the offering. See "Underwriting."


                               THE REORGANIZATION


     W. Marvin Rush, the Company's Chairman of the Board and Chief Executive Officer, currently owns all of the outstanding capital stock of the Company and AA, the insurance affiliate of the Company. A reorganization (the "Reorganization") of these entities will be effected simultaneously with the closing of this offering pursuant to which the Company will form and distribute all of its assets into operating subsidiaries and AA will contract with a managing general agent insurance subsidiary of the Company. The result will be that the Company will own a number of operating subsidiaries which hold substantially all of the Company's assets, and the profits and losses of AA will be attributed to the Company through the contractual relationship between AA, which will continue to be owned by W. Marvin Rush, and the managing general agent subsidiary of the Company. See "Certain Transactions." Except as otherwise indicated, all financial information and share and per share data in this Prospectus give effect to the Reorganization, and references to the Company and Rush Enterprises include all of the Company's operating subsidiaries and AA.


                          S CORPORATION DISTRIBUTIONS


     The Company and AA have elected to be taxed as S corporations since September 1, 1987, and January 1, 1987, respectively, and will continue their S corporation election until the Reorganization is effected simultaneously with this offering. See "The Reorganization." Consequently, W. Marvin Rush, the sole shareholder of the Company and AA, has been paying federal income taxes on all of the net income of the Company and AA directly in past periods and will continue paying such taxes directly through the date of the Reorganization. Historically, a portion of the net income of the Company and AA has been distributed to Mr. Rush. Dividends declared payable for the years ended December 31, 1993, 1994, 1995 and during the three-month period ended March 31, 1996, to
W. Marvin Rush aggregated approximately $1.3 million, $2.1 million, $4.7 million and $740,000, respectively.



     In April 1996, the Company and AA collectively made a distribution of approximately $1.4 million to W. Marvin Rush in order to provide funds for Mr. Rush to pay estimated future federal and state income taxes. Simultaneously with the closing of this offering, the Company and AA will make a distribution of an aggregate of approximately $6.8 million to W. Marvin Rush, representing substantially all of the previously undistributed, accumulated net income of the Company and AA for which taxes have been paid directly by W. Marvin Rush (including dividends applicable to income subsequent to March 31, 1996 and certain tax timing differences). This distribution (prior to the termination of the S corporation election of the Company and AA) will allow Mr. Rush to receive this accumulated net income without tax. The Company intends to utilize funds available under its line of credit to pay this distribution and a portion of funds raised from this offering will be used to reduce such line of credit.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $12 per share and after deducting estimated underwriting discounts and commissions and offering expenses) are estimated to be approximately $27.4 million ($31.6 million if the Underwriters' over-allotment option is exercised in full).


     The Company plans to use approximately $11.2 million of the proceeds to repay indebtedness as described below; approximately $3.6 million to expand and enhance its truck centers in Laredo and Houston, Texas, in Oklahoma City and Tulsa, Oklahoma, and in Bossier City, Louisiana; approximately $2.0 million to acquire land, construct, equip and stock a full-service truck center in the Texas Rio Grande Valley area; and approximately $1.0 million for equipment, opening inventory and leasehold improvements to open a parts/service facility in Southern California. The balance of the net proceeds of $9.6 million ($13.8 million if the Underwriters' over-allotment option is exercised in full) will be used for general corporate purposes, including working capital and funds to expand by acquisition into new markets. The Company does not presently have any agreements or understandings, written or oral, with any third party regarding a potential acquisition or business combination.



     The Company expects to repay approximately $6.8 million under its line of credit, which bears interest at prime plus 1.5%, that will be borrowed to pay the S corporation distribution to be made to W. Marvin Rush immediately prior to the offering. See "S Corporation Distributions." The Company also anticipates paying approximately $3.7 million in outstanding indebtedness incurred in connection with the acquisition of certain vehicles used in its lease fleet, which notes bear interest at between 9.3% and 10.7% and have maturities ranging from July 1996 to June 2002. The Company also expects to repay the balance of a $984,000 promissory note issued in connection with the acquisition of the California operations in the amount of approximately $600,000, which note bears interest at prime plus 1.0% and matures in January 1999. The Company also plans to repay approximately $100,000 in outstanding indebtedness incurred in connection with certain property and equipment acquired by the Company, which notes bear interest at between 9.3% and 9.6%, and have maturities ranging from August 1997 to November 2012.


     Pending such uses, the net proceeds will be invested under an arrangement with GMAC pursuant to which GMAC permits the Company to earn interest at the prime rate on overnight funds, for up to one-half of the amount borrowed under its floor plan financing, real estate financing and revolving credit arrangements with GMAC. Any remaining proceeds will be invested in government securities and other short-term, investment-grade, interest-bearing instruments.

                                DIVIDEND POLICY

     The Board of Directors intends to retain any earnings of the Company to support operations and to finance expansion and does not intend to pay cash dividends on the Common Stock in the foreseeable future. Any future determination as to the payment of dividends will be at the discretion of the board of directors of the Company, and will depend on the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.


     Because AA and the Company are S corporations, a portion of the net income of the Company and AA in past years has been distributed to W. Marvin Rush, and one additional distribution of approximately $6.8 million will be made simultaneously with the closing of this offering. See "S Corporation Distributions."

                                    DILUTION


     At March 31, 1996, the Company had a pro forma negative net tangible book value of approximately $(825,000) or $(.22) per share, after giving effect to
(i) a deferred tax liability of approximately $421,000 that will result from the termination of the Company's status as an S corporation immediately prior to the closing of this offering and (ii) a $6.0 million decrease in shareholder's equity that will result from a distribution to the sole shareholder immediately prior to the closing of this offering related to the termination of the Company's status as an S corporation. See "S Corporation Distributions," "Capitalization" and Notes 2 and 14 to the Combined Financial Statements. Pro forma net tangible book value per share is determined by dividing the pro forma negative net tangible book value (tangible assets less liabilities) of the Company by the number of shares of Common Stock outstanding. After giving effect to the issuance and sale of the 2,500,000 shares of Common Stock offered hereby (at an assumed public offering price of $12.00 per share) and the application of the estimated net proceeds therefrom as set forth in "Use of Proceeds," the adjusted pro forma net tangible book value of the Company at March 31, 1996, would have been $26.6 million or $4.03 per share. This represents an immediate increase in pro forma net tangible book value of $4.25 per share to the existing sole shareholder and an immediate dilution of $7.97 per share to new investors purchasing shares at the initial offering price. The following table illustrates this dilution per share:



Assumed initial public offering price per share.............................            $12.00
  Pro forma negative net tangible book value per share as of March 31,
     1996...................................................................  $(.22)
  Increase in pro forma net tangible book value per share attributable to new investors..........................................................  $4.25
Adjusted pro forma net tangible book value per share after offering.........              4.03
                                                                                        ------
Dilution per share to new investors.........................................            $ 7.97
                                                                                        ======

                                 CAPITALIZATION


     The following table sets forth as of March 31, 1996 (i) the actual capitalization and short-term borrowings of the Company, (ii) the pro forma capitalization and short-term borrowings of the Company, after giving effect to
(a) the deferred tax liability of approximately $421,000 resulting from the termination of the Company's status as an S corporation and (b) a $6.0 million decrease in shareholder's equity resulting from a distribution to the sole shareholder related to the termination of the Company's status as an S corporation, but without otherwise giving effect to this offering and (iii) the capitalization and short-term borrowings of the Company, as adjusted, to give effect to the foregoing pro forma adjustments and the issuance and sale by the Company of the 2,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share, less offering expenses, and the application of the net proceeds therefrom. See "Use of Proceeds," "S Corporation Distributions" and Notes 2 and 14 to the Combined Financial Statements. This table should be read in conjunction with the Combined Financial Statements and the Notes thereto, included elsewhere in this Prospectus.



                                                                        MARCH 31, 1996
                                                             -------------------------------------
                                                             ACTUAL      PRO FORMA     AS ADJUSTED
                                                             -------     ---------     -----------
                                                                        (IN THOUSANDS)
SHORT-TERM DEBT:
Floor plan notes payable...................................  $37,861      $37,861        $37,861
Current maturities of long-term debt.......................    3,600        3,600          2,720
Advances outstanding under lines of credit.................       20        6,020             20
                                                             -------     ---------     -----------
          Total short-term debt............................  $41,481      $47,481        $40,601
                                                             =======     ========      =========
Long-term debt, net of current maturities..................  $13,884      $13,884        $10,364
SHAREHOLDERS' EQUITY:
  Preferred stock, $.01 par value, 1,000,000 shares
     authorized, none outstanding..........................       --           --             --
  Common stock, $.01 par value, 25,000,000 shares
     authorized, 3,750,000 shares issued and outstanding,
     actual and pro forma; 6,250,000 shares outstanding, as
     adjusted(2)...........................................       38           38             63
  Affiliated Common Stock, $1.00 par value, 750,000 shares
     authorized and 451,000 shares outstanding.............        6            6              6
  Additional paid-in capital...............................      729        1,931(1)      29,306
  Retained earnings........................................    7,623           --             --
                                                             -------     ---------     -----------
          Total shareholders' equity.......................    8,396        1,975         29,375
                                                             -------     ---------     -----------
          Total capitalization.............................  $22,280      $15,859        $39,739
                                                             =======     ========      =========


- ---------------

(1) Reflects the $6.0 million distribution of undistributed accumulated S corporation earnings as of March 31, 1996, and the reclassification of retained earnings as of March 31, 1996, to additional paid-in capital.



(2) Excludes (i) 500,000 shares reserved for issuance under the Incentive Plan, of which options to purchase approximately 19,400 shares are expected to be granted prior to the commencement of the offering with exercise prices at 90% of the initial public offering price and (ii) 250,000 shares reserved for issuance upon the exercise of the Representatives' Warrants. See "Management -- Incentive Plan" and "Underwriting."

          SELECTED COMBINED AND PRO FORMA FINANCIAL AND OPERATING DATA



     The following Selected Combined and Pro Forma Financial and Operating Data relating to the Company has been taken or derived from the Combined Financial Statements and other records of the Company. The combined statements of income and combined balance sheets for each of the three years in the period ended December 31, 1995, have been audited by Arthur Andersen LLP, independent public accountants. The combined statements of income and combined balance sheets for the four-month period ended December 31, 1992, and for each of the two years ended August 31, 1992, and the three months ended March 31, 1995 and 1996, have been derived from the books and records of the Company, for those periods. The Financial and Operating Data presented below may not be comparable between periods in all material respects or indicative of the Company's future financial position or results of operations due primarily to acquisitions which occurred during the periods presented, including the acquisition of the Company's California and Oklahoma operations in February 1994 and in December 1995, respectively. See Note 16 to the Company's Combined Financial Statements for a discussion of such acquisitions. The Selected Combined and Pro Forma Financial and Operating Data should be read in conjunction with the Company's Historical and Pro Forma Combined Financial Statements and related notes and other financial information included elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                                                                   THREE MONTHS
                                        YEAR ENDED      FOUR-MONTH                                                    ENDED
                                        AUGUST 31,     PERIOD ENDED    YEAR ENDED DECEMBER 31,      PRO FORMA       MARCH 31,
                                     ----------------  DECEMBER 31,  ----------------------------  DECEMBER 31,  ----------------
                                      1991     1992        1992        1993      1994      1995      1995(1)      1995     1996
                                     -------  -------  ------------  --------  --------  --------  ------------  -------  -------
                                                                                                   (UNAUDITED)
                                                                            (IN THOUSANDS)                         (UNAUDITED)
SUMMARY OF INCOME
STATEMENT DATA
Revenues
  New and used truck sales.......... $55,434  $63,730    $ 20,518    $ 79,909  $143,569  $194,173    $243,115    $47,516  $58,133
  Parts and service.................  14,997   15,315       6,541      24,604    51,631    58,785      70,254     13,273   16,930
  Lease and rental..................   2,350    2,633         955       2,158     5,476    10,180      13,578      2,085    3,016
  Finance and insurance.............     314      745         143       2,247     3,774     4,125       4,125        923    1,486
  Other.............................     510      601         258       1,353     1,936     1,215       2,207        205      311
                                     -------  -------  ------------  --------  --------  --------  ------------  -------  -------
    Total revenues..................  73,605   83,024      28,415     110,271   206,386   268,478     333,279     64,002   79,876
Cost of products sold...............  64,179   70,271      24,270      95,811   173,369   225,252     282,533     53,098   65,093
                                     -------  -------  ------------  --------  --------  --------  ------------  -------  -------
Gross profit........................   9,426   12,753       4,145      14,460    33,017    43,226      50,746     10,904   14,783
Selling, general and administrative
  expenses..........................   8,286   10,233       3,687      11,101    25,789    31,927      37,789      8,758   11,812
Depreciation and amortization
  expense...........................     430      475         151       1,022     1,615     1,924       2,312        421      547
                                     -------  -------  ------------  --------  --------  --------  ------------  -------  -------
Operating income....................     710    2,045         307       2,337     5,613     9,375      10,645      1,725    2,424
Interest expense....................     587      587          15         998     2,048     2,770       3,746        561      973
Minority interest...................      --       --          --          --       123       162          --         39       --
                                     -------  -------  ------------  --------  --------  --------  ------------  -------  -------
Income from continuing operations...     123    1,458         292       1,339     3,442     6,443       6,899      1,125    1,451
                                     -------  -------  ------------  --------  --------  --------  ------------  -------  -------
Discontinued operations --
  Operating income (loss)...........     (85)     (42)         55         325       283      (224)         --       (224)      --
  Gain on disposal..................      --       --          --          --        --     1,785          --      1,785       --
                                     -------  -------  ------------  --------  --------  --------  ------------  -------  -------
Income from discontinued
  operations........................     (85)     (42)         55         325       283     1,561          --      1,561       --
                                     -------  -------  ------------  --------  --------  --------  ------------  -------  -------
Net income.......................... $    38  $ 1,416    $    347    $  1,664  $  3,725  $  8,004    $  6,899    $ 2,686  $ 1,451
                                     =======  =======  ==========    ========  ========  ========  ==========    =======  =======

                                                                                                          THREE MONTHS
                                                                                                              ENDED
                                                                      YEAR ENDED       PRO FORMA            MARCH 31,
                                                                     DECEMBER 31,     DECEMBER 31,     -------------------
                                                                         1995           1995(1)         1995        1996
                                                                     ------------     ------------     -------     -------
                                                                             (IN THOUSANDS EXCEPT PER SHARE DATA)
PRO FORMA INCOME
STATEMENT DATA (UNAUDITED)
Income from continuing operations before taxes.....................    $  6,443         $  6,899       $ 1,128     $ 1,451
Pro forma adjustments to reflect federal and state income
  taxes(2).........................................................       2,448            2,622           428         552
                                                                     ------------     ------------     -------     -------
Pro forma income from continuing operations........................    $  3,995         $  4,277       $   697     $   899
                                                                     ==========       ==========       =======     =======
Pro forma income from continuing operations per share(3)...........    $    .93         $   1.00       $   .16     $   .21
                                                                     ==========       ==========       =======     =======
Weighted average shares outstanding used in the pro forma income
  from continuing operations per share calculation.................       4,297            4,297         4,297       4,297
                                                                     ==========       ==========       =======     =======
Supplemental pro forma income from continuing operations per
  share(4).........................................................    $    .90         $    .96       $   .16     $   .21
                                                                     ==========       ==========       =======     =======
Weighted average shares outstanding used in the supplemental pro
  forma income from continuing operations per share calculation....       4,726            4,726         4,398       4,699
                                                                     ==========       ==========       =======     =======



                                                                                                                THREE MONTHS
                                                YEAR ENDED        FOUR-MONTH                                        ENDED
                                                AUGUST 31,       PERIOD ENDED     YEAR ENDED DECEMBER 31,         MARCH 31,
                                             -----------------   DECEMBER 31,   ---------------------------   -----------------
                                              1991      1992         1992        1993      1994      1995      1995      1996
                                             -------   -------   ------------   -------   -------   -------   -------   -------
                                                                   (IN THOUSANDS, EXCEPT OPERATING DATA)
OPERATING DATA
Number of locations --
  Full-service.............................        1         1            1           2         6         8         6         8
  Parts/service............................        3         3            3           5         5         6         5         6
                                             -------   -------   ------------   -------   -------   -------   -------   -------
    Total locations........................        4         4            4           7        11        14        11        14
                                             -------   -------   ------------   -------   -------   -------   -------   -------
Unit truck sales --
  New trucks...............................      622       623          237         982     1,705     2,263       560       642
  Used trucks..............................      436       675          229         647       889     1,135       220       327
                                             -------   -------   ------------   -------   -------   -------   -------   -------
    Total unit trucks sales................    1,058     1,298          466       1,629     2,594     3,398       780       969
                                             -------   -------   ------------   -------   -------   -------   -------   -------
Aggregate new and used truck finance
  contracts sold (in thousands)............  $17,676   $21,295     $ 10,100     $32,188   $45,453   $53,165   $13,527   $16,132
Truck lease and rental units...............      141       100          100         143       345       521       368       524



                               YEAR ENDED        FOUR-MONTH
                               AUGUST 31,       PERIOD ENDED     YEAR ENDED DECEMBER 31,
                            -----------------   DECEMBER 31,   ---------------------------    MARCH 31,      PRO          AS
                             1991      1992         1992        1993      1994      1995        1996       FORMA(5)   ADJUSTED(6)
                            -------   -------   ------------   -------   -------   -------   -----------   --------   -----------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA
Working capital...........  $(1,029)  $   875     $  2,213     $  (245)  $  (937)  $   626     $  (491)    $(6,491 )    $17,389
Inventories...............    5,997     6,799        7,960      14,183    20,755    36,517      41,437      41,437       41,437
Total assets..............   13,824    13,268       17,683      29,263    44,185    76,079      82,883      82,883       99,883
Floor plan financing......    5,697     4,003        6,023      10,648    17,325    34,294      37,861      37,861       37,861
Line-of-credit
  borrowings..............      925        50           50         950       860        10          20       6,020           20
Long-term debt, including
  current portion.........    3,746     4,149        6,002       8,167     8,887    17,277      17,484      17,484       13,084
Shareholders' equity......    1,105     1,847        2,298       2,706     4,376     7,685       8,396       1,975       29,375



Footnotes appear on following page

- ---------------

(1) Reflects adjustment to give effect to the following purchase transactions as if such transactions had occurred January 1, 1995: (i) acquisition of Kerr Consolidated, Inc., and (ii) acquisition of the minority interest in South Coast Peterbilt. The pro forma information is not necessarily indicative of the results that actually would have been achieved had such transactions been consummated as of January 1, 1995, or that may be achieved in the future. See Pro Forma Combined Statement of Operations and the Notes thereto.



(2) For all periods presented, the Company was an S corporation and was not generally subject to corporate income taxes. The pro forma income tax provision has been computed as if the Company were subject to corporate income taxes for all periods presented based on the tax laws in effect during the respective periods. See "S Corporation Distributions" and Note 14 to the Combined Financial Statements.



(3) Pro forma income from continuing operations per share was computed by dividing pro forma income from continuing operations by the weighted average number of common shares outstanding, as adjusted for the stock split of the Common Stock and giving pro forma effect for the issuance of 547,400 shares of Common Stock, at an assumed initial public offering price of $12.00 per share, to repay the line-of-credit borrowings made to fund the $6.0 million distribution to the Company's sole shareholder of the undistributed taxable S corporation earnings as of March 31, 1996. See "S Corporation Distributions" and Notes 2 and 4 to the Combined Financial Statements.



(4) Pro forma supplemental income from continuing operations per share was computed by dividing pro forma income from continuing operations by the weighted average number of common shares outstanding, as adjusted for the stock split of the Common Stock and giving pro forma effect for the issuance of 948,900 shares of Common Stock, at an assumed initial public offering price of $12.00 per share, to repay the line-of-credit borrowings made to fund the $6.0 million distribution to the Company's sole shareholder of the undistributed S corporation earnings at March 31, 1996, and repay certain balances of outstanding indebtedness as of January 1, 1995. See "Use of Proceeds" and Notes 2 and 4 to the Combined Financial Statements.



(5) Adjusted to give effect to: (i) the deferred tax liability of approximately $421,000 resulting from the termination of the Company's status as an S corporation and (ii) a $6.0 million decrease in shareholder's equity at March 31, 1996 resulting from a distribution to the sole shareholder related to the termination of the Company's status as an S corporation. See "S Corporation Distributions," "Capitalization" and Notes 2 and 14 to the Combined Financial Statements.


(6) Adjusted to give effect to the sale of 2,500,000 shares of Common Stock offered hereby at an assumed initial offering price of $12.00 per share and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL

     Rush Enterprises operates a regional network of truck centers that provide an integrated one-stop source for the trucking needs of its customers, including retail sales of new Peterbilt and used heavy-duty trucks; parts, service and body shop facilities; and a wide array of financial services, including the financing of new and used truck purchases, insurance products and truck leasing and rentals.


     In February 1994, the Company consummated the purchase of the assets of Engs Motor Truck Company ("Engs"), which consisted of three full-service Peterbilt dealerships located in Pico Rivera, Fontana and Ventura, California, and a parts store located in Sun Valley, California. As part of the Company's acquisition strategy, the Company closed the Ventura facility in August 1994, consolidating its operations into the remaining facilities. The purchase price was approximately $9.6 million, funded by (i) $3.1 million of cash, (ii) $5.4 million of borrowings under the Company's floor plan financing with GMAC to purchase new and used truck inventory, and (iii) $984,000 payable pursuant to a note to the seller. In June 1994 the Company purchased the related leasing and truck rental operations of Engs for $300,000 in cash. In addition, the Company entered into a five year consulting agreement with two principals of the seller under which they are paid an aggregate of $12,500 per month. One of the former employees of Engs became a 10% partner in the acquired business, and the Company subsequently purchased this interest in August 1995 for cash consideration of approximately $435,000.


     In March 1995, the Company sold an automobile dealership in San Antonio, Texas, for cash of approximately $3.6 million.

     In December 1995, the Company acquired the assets of Kerr Consolidated, Inc., which consisted of a full-service Peterbilt dealership and stand-alone leasing facility in Oklahoma City, Oklahoma, and a full-service Peterbilt dealership in Tulsa, Oklahoma. The purchase price was approximately $10.2 million, funded by (i) $2.7 million of cash, (ii) $3.9 million of borrowings under the Company's floor plan financing with GMAC to purchase new and used truck and parts inventory, (iii) a $750,000 interest-free advance against future accounts receivable from Interstate Billing Services, Inc. and (iv) $2.8 million payable pursuant to a note to the seller. The Company also agreed to pay the principals of Kerr an aggregate consulting fee of $2,225 per month for five years from the effective date of this offering.

RESULTS OF OPERATIONS


     The following discussion and analysis includes the Company's historical results of operations for 1993, 1994, 1995 and for the three months ended March 31, 1995 and 1996, without giving effect to pro forma results of operations for the Company's Oklahoma and California operations acquired in December 1995 and February 1994, respectively, except as expressly indicated.

     The following table sets forth for the years indicated certain financial data as a percentage of total revenues:


                                                                                THREE MONTHS
                                                  YEAR ENDED DECEMBER 31,      ENDED MARCH 31,
                                                 -------------------------     ---------------
                                                 1993      1994      1995      1995      1996
                                                 -----     -----     -----     -----     -----
    New and used truck sales...................   72.5%     69.6%     72.3%    74.2%     72.8%
    Parts and service..........................   22.3      25.0      21.9      20.7      21.2
    Lease and rental...........................    2.0       2.7       3.8       3.3       3.8
    Finance and insurance......................    2.0       1.8       1.5       1.4       1.9
    Other......................................    1.2       0.9       0.5       0.3       0.4
                                                 ------    ------    ------    ------    ------
              Total revenues...................  100.0     100.0     100.0     100.0     100.0
    Cost of products sold......................   86.9      84.0      83.9      83.0      81.5
                                                 ------    ------    ------    ------    ------
    Gross profit...............................   13.1      16.0      16.1      17.0      18.5
    Selling, general and administrative
      expenses.................................   10.1      12.5      11.9      13.7      14.8
    Depreciation and amortization..............    0.9       0.8       0.7       0.7       0.7
                                                 ------    ------    ------    ------    ------
    Operating income...........................    2.1       2.7       3.5       2.7       3.0
    Interest expense...........................    0.9       1.0       1.0       0.9       1.2
                                                 ------    ------    ------    ------    ------
    Income from continuing operations..........    1.2%      1.7%      2.4%     1.8%      1.8%
                                                 ======    ======    ======    ======    ======



THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31, 1995



Revenues



     Revenues increased by approximately $15.9 million, or 24.8%, from $64.0 million to $79.9 million from the first quarter of 1995 to the first quarter of 1996. This increase was principally a result of the acquisition of the Company's Oklahoma operations in December 1995. In addition, slight gains were achieved by the Company's parts and service, lease and rental, and finance and insurance operations.



     Sales of new and used trucks increased by approximately $10.6 million, or 22.3%, from $47.5 million to $58.1 million from the first quarter of 1995 to the first quarter of 1996. The acquisition of the Oklahoma operations contributed $11.4 million of new and used truck sales, which was partially offset by a $750,000 decrease in new and used truck sales in the Company's other operations. Unit sales of new and used trucks increased by 14.6% and 48.6%, respectively, from the first quarter of 1995 to the first quarter of 1996, while new truck prices increased by 5.4% and used truck prices decreased by 12.2%. All of the growth in new truck unit sales and most of the growth in used truck unit sales was attributable to the acquisition of the Company's Oklahoma operations. Most of the remaining increase in used truck unit sales resulted from higher sales at the Company's San Antonio, Texas facilities. New truck prices increased at a rate slightly higher than inflation, and used truck prices decreased due to an oversupply of used trucks in the market.



     Parts and service sales increased by approximately $3.7 million, or 27.6%, from $13.3 million to $16.9 million primarily as a result of the inclusion of the Oklahoma operations. The remaining increase was due to the addition of 18 service and body shop bays during 1995 at the Company's facilities in San Antonio, Texas (10), Lufkin, Texas (6) and Fontana, California (2).



     Lease and rental revenues increased by approximately $931,000, or 44.7%, from $2.1 million to $3.0 million, primarily as the result of the acquisition of the Company's Oklahoma lease and rental operations in December 1995.



     Finance and insurance revenues increased by approximately $563,000, or 61.0%, from $923,000 to $1.5 million from the first quarter of 1995 to the first quarter of 1996. The majority of the increase resulted from lower borrowing costs, with the balance of the increase resulting from the acquisition of the Company's Oklahoma operations in December 1995. Finance and insurance revenues have limited direct costs and, therefore, contribute a disproportionate share of operating profits.

Gross Profit



     Gross profit increased by approximately $3.9 million, or 35.6%, from $10.9 million to $14.8 million from the first quarter of 1995 to the first quarter of 1996, primarily due to the increase in revenues from the Oklahoma operations. Gross profit as a percentage of sales increased from 17.0% to 18.5% from the first quarter of 1995 to the first quarter of 1996. The increase in gross margins was due to higher gross margins on new truck sales, parts, service and body shop operations.



Selling, General and Administrative Expenses



     Selling, general and administrative expenses increased by approximately $3.1 million, from $8.8 million to $11.8 million, or 34.9%, from the first quarter of 1995 to the first quarter of 1996. The majority of the increase resulted from the acquisition of the Company's Oklahoma operations in December 1995. Most of the remaining increase was due to increased sales volumes.



Interest Expense



     Interest expense increased by approximately $412,000 from $561,000 to $973,000, or 73.4%, from the first quarter of 1995 to the first quarter of 1996, primarily as the result of increased levels of floor plan financing associated with higher inventory levels at all locations and additional inventories associated with the inclusion of the Company's Oklahoma operations acquired in December 1995, and to a lesser extent from increases in interest rates on the Company's variable-rate borrowings and higher average outstanding debt balances.



Income from Continuing Operations



     Income from continuing operations increased by $326,000, or 29.0% from $1.1 million to $1.5 million from the first quarter of 1995 to the first quarter of 1996, as a result of the factors described above.


1995 COMPARED TO 1994

Revenues


     Revenues increased by approximately $62.1 million, or 30.1%, from $206.4 million to $268.5 million from 1994 to 1995. This increase was attributable to gains achieved by each of the Company's revenue categories. Approximately one-half of the increase from 1994 to 1995 is due to the inclusion in 1995 of a full year's results of the Company's California dealership operations which were acquired in February 1994. Increased activity at the Company's San Antonio dealership was the next largest contributor to revenue growth, while the balance of the improvement came throughout all other operating locations.



     Sales of new and used trucks increased by approximately $50.6 million, or 35.2%, from $143.6 million to $194.2 million from 1994 to 1995. Unit sales of new and used trucks increased by 32.3% and 27.7%, respectively, during 1995. While prices of new trucks remained unchanged during 1995, used truck prices increased by 16.6%. Unit increases were attributable to the factors discussed above, while price increases resulted from increased market demand.



     Parts and service sales increased by approximately $7.2 million, or 13.9%, from $51.6 million to $58.8 million primarily as the result of the factors discussed above plus the addition of 18 service and body shop bays at the Company's facilities in San Antonio, Texas (10), Lufkin, Texas (6) and Fontana, California (2). Pricing information and decisions improved following the implementation of the Company's new management information systems installed in 1994.


     Lease and rental revenues increased by approximately $4.7 million, or 85.9%, from $5.5 million to $10.2 million, primarily as the result of (i) the inclusion of a full year of results from the California lease and rental operations, which were acquired by the Company in June 1994, and (ii) the addition of 65 trucks to the California lease and rental fleet during 1995.

     Finance and insurance revenues increased by approximately $351,000, or 9.3%, from $3.8 million to $4.1 million from 1994 to 1995, primarily as a result of the increased sales of new and used trucks discussed above and an addition to the Company's insurance sales staff. Finance and insurance revenues have limited direct costs and therefore contribute a disproportionate share of operating profits.


Gross Profit


     Gross profit increased by approximately $10.2 million, or 30.9%, from $33.0 million to $43.2 million from 1994 to 1995, primarily due to the increase in revenues discussed above. Gross profit as a percentage of sales increased slightly from 16.0% to 16.1% from 1995 to 1994. Higher gross margins on new truck sales and parts and service and body shop operations offset a decrease in used truck gross margins and decreased spreads from financing activities caused by rising interest rates.


     Management anticipates further increases in gross margins from parts and service activities will result from the integration of distribution and inventory management information systems that was completed in the Company's Oklahoma operations in December 1995 and in its California operations in April 1996.

Selling, General and Administrative Expenses


     Selling, general and administrative expenses increased by approximately $6.1 million, from $25.8 million to $31.9 million, or 23.8%, from 1994 to 1995, primarily as a result of expenses associated with the California operations. The balance of the increase resulted from variable expense increases associated with higher revenues. As a percentage of revenues, selling, general and administrative expenses declined from 12.5% to 11.9% from 1994 to 1995, due primarily to the spreading of fixed costs over a larger base of sales, improved operating efficiencies from the integration of the Company's facilities in California following their acquisition in February 1994, and implementation of the Company's management information systems and distribution and management systems discussed above.


Interest Expense


     Interest expense increased by approximately $722,000, from $2.0 million to $2.8 million, or 35.3%, from 1994 to 1995. Almost half the increase in interest expense relates to the inclusion of California results for a full year in 1995. Increased interest expense was also due to the financing of higher inventory levels to support sales growth as well as increases in interest rates on the Company's variable-rate borrowings and higher average outstanding debt balances.


Income from Continuing Operations


     Income from continuing operations increased by $3.0 million, or 87.2%, from $3.4 million to $6.4 million from 1994 to 1995, as a result of the factors described above.


1994 COMPARED TO 1993

Revenues


     Revenues increased by approximately $96.1 million, or 87.2%, from $110.3 million to $206.4 million from 1993 to 1994. This increase was attributable to gains achieved from each of the Company's revenue categories. By far the largest increase resulted from the acquisition of the Company's California facilities in February 1994. Lesser contributors to this growth were the expansion of the Company's facility in Lufkin, Texas into a full-service truck center in May of 1993, and the opening of a full-service truck center in Bossier City, Louisiana in April of 1994.



     Sales of new and used trucks increased by approximately $63.7 million, or 79.7%, from $79.9 million to $143.6 million from 1993 to 1994. Unit sales of new and used trucks increased by 73.6% and 37.4%, respectively. New truck prices increased by 7.7% while used truck prices decreased by 11.2%. Unit sales increases were due to the factors described above. New truck prices increased due to increased market demand, while used truck prices decreased due to the mix of trucks sold in 1994.

     Parts and service sales increased by approximately $27.0 million, or 109.8%, from $24.6 million to $51.6 million from 1993 to 1994, with the California operations accounting for most of the increase.



     Lease and rental revenues increased by approximately $3.3 million, or 153.8%, from $2.2 million to $5.5 million from 1993 to 1994, with virtually all the growth resulting from the acquisition of the Company's California lease and rental operations in June 1994.



     Finance and insurance revenues increased by approximately $1.5 million, or 68.0%, from $2.2 million to $3.8 million from 1993 to 1994, primarily as a result of the increased sales of new and used trucks discussed above.


Gross Profit


     Gross profit increased by approximately $18.6 million, or 128.3%, from $14.5 million to $33.0 million from 1993 to 1994, primarily due to the increase in revenues discussed above. Gross profit as a percentage of sales increased from 13.1% during 1993 to 16.0% during 1994. The increase in gross margins was primarily due to the inclusion of the Company's California operations which have a relatively larger contribution of higher gross margin parts and service sales, higher gross margins on used truck sales and increased spreads on customer financings due to improved financing terms. These increases were partially offset by a slight decrease in new truck gross margins.


Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased by approximately $14.7 million, or 132.3%, from $11.1 million to $25.8 million from 1993 to 1994, primarily as a result of the increase in revenues described above. As a percentage of revenues, selling, general and administrative expenses increased from 10.1% to 12.5%, respectively, primarily due to relatively higher overhead associated with the Company's California facilities acquired in February 1994.

Interest Expense


     Interest expense increased by approximately $1.1 million, or 105.2%, from approximately $1.0 million to $2.0 million, from 1993 to 1994, respectively, primarily as a result of increased levels of floor plan financing associated with increased sales and higher inventory levels during 1994, and the acquisition of the Company's California facilities in February 1994. Interest expense also increased due to higher average outstanding debt balances.


Income from Continuing Operations


     Income from continuing operations increased by $2.1 million, or 157.1%, from $1.3 million to $3.4 million, from 1993 to 1994, as a result of the factors described above.


LIQUIDITY AND CAPITAL RESOURCES


     The Company's short-term cash needs are primarily for working capital, including inventory requirements, expansion of existing facilities and acquisitions of new facilities. These short-term cash needs have historically been financed with retention of profits and borrowings under credit facilities available to the Company.



     At March 31, 1996, the Company had working capital of approximately ($491,000), including $16.3 million in accounts receivable and $41.4 million in inventories, offset by $8.2 million of accounts payable and $37.9 million outstanding under floor plan financing. The aggregate maximum borrowing limits under working capital lines of credit with various commercial banks are approximately $6.5 million. The Company's floor plan agreements with its primary lender limit the aggregate amount of borrowings based on the number of new and used trucks. As of March 31, 1996, the Company's floor plan arrangements permit the financing of up to 692 new trucks and 283 used trucks.

     For 1995, operating activities resulted in net cash used in operations of approximately $5.4 million. The use of cash in operations was primarily due to higher levels of accounts receivable and inventories. Accounts receivable increased by $7.4 million during 1995, primarily as a result of a large fleet sale made at the end of the year. Inventories increased by $10.6 million during 1995 as the Company returned to normal inventory levels required to support increased sales volume and expansion and due to acquisition of Oklahoma operations.



     For the first quarter of 1996, operating activities resulted in net cash used in operations of $886,000, primarily as a result of a $4.9 million increase in inventories associated with increased sales volume and a continued replenishment of inventory levels, partially offset by a $1.6 million increase in accrued liabilities.



     During 1995, the Company used $4.7 million of net cash in investing activities, including capital expenditures of $6.3 million in 1995 that were principally related to the expansion of its San Antonio facilities, the purchase of trucks for its lease fleet, the purchase of a new corporate aircraft and other capital spending. The Company also used net cash of $2.7 million in the acquisition of its Oklahoma operations in December 1995 and received $3.6 million from the sale of discontinued operations. For the first quarter of 1996, the Company used $2.6 million of net cash in investing activities. The Company had $2.9 million in capital expenditures, principally associated with the purchase of real estate related to the Company's Oklahoma operations.



     Net cash provided by financing activities in 1995 amounted to $11.4 million. Cash flows from financing activities included a net increase of $13.1 million in increased floor plan financings and net proceeds from notes payable of $2.8 million. The Company paid dividends of $3.6 million on the Company's S corporation earnings to enable its shareholder to make required tax payments. For the first quarter of 1996, net cash provided by financing activities amounted to $3.1 million. Cash flows from financing activities included $3.6 million in floor plan financings as a result of higher truck inventories. The Company paid dividends of $705,000 on the Company's S corporation earnings to enable its sole shareholder to make required tax payments.


     During 1994, operating activities resulted in cash provided by operations of approximately $5.9 million. The provision of cash from operations was primarily due to lower levels of inventory. Inventory decreased by $1.7 million primarily due to strong demand and longer production lead times from PACCAR.


     The Company used $11.4 million of net cash in investing activities in 1994. The Company had capital expenditures of $2.4 million that were principally related to the acquisition of its California facilities in February 1994. Net cash provided by financing activities in 1994 amounted to $4.8 million. Cash flows from financing activities included a $6.7 million net increase in floor plan financings. The Company paid dividends of $1.5 million on the Company's S corporation earnings to enable its sole shareholder to make required tax payments.



     During 1995, the Company arranged financing for approximately 25% of its total new and used truck sales, with approximately 65% related to new truck sales and the remaining 35% of financing related to used truck sales. The Company's new and used truck financing is typically provided through Associates and PACCAR Financial. The Company financed approximately $53.2 million of new and used truck purchases in 1995. The Company's contracts with Associates and PACCAR Financial provide for payment to the Company of all finance charges in excess of a negotiated discount rate within 30 days of the date of financing, with such payments subject to offsets resulting from the early pay-off, or defaults under, installment contracts previously sold to Associates and PACCAR Financial by the Company. The Company's agreements with Associates and PACCAR Financial limit the aggregate liability of the Company for defaults under the installment contracts sold to Associates and PACCAR Financial to $400,000 and $200,000 per year, respectively.


     Substantially all of the Company's truck purchases from PACCAR are made on terms requiring payment within 15 days or less from the date of shipment of the trucks from the factory. The Company finances all, or substantially all, of the purchase price of its new truck inventory, and 75% of the loan value of its used truck inventory, under a floor plan arrangement with GMAC under which GMAC pays PACCAR directly with respect to new trucks. The Company makes monthly interest payments on the amount financed but is not required to commence loan principal repayments prior to sale on new vehicles to GMAC for a period of 12 months and for used vehicles for a period of three months. At March 31, 1996, the Company had $37.9 million outstanding under its floor plan financing arrangement with GMAC. GMAC permits the Company to earn, for up to one-half of the amount borrowed under its floor plan financing arrangement with GMAC, interest at the prime rate on overnight funds deposited by the Company with GMAC. Following this offering GMAC will increase the amount of funds that the Company can earn interest at the prime rate to include one-half of the outstanding floor plan financing, real estate financing and the line of credit extended by GMAC.


Income Taxes


     The Company has historically elected to be taxed as an S corporation for federal income tax purposes, and the Company's sole shareholder has been paying federal income taxes on such income directly. Dividends declared payable for the years ended December 31, 1993, 1994, 1995 and during the three months ended March 31, 1996, to W. Marvin Rush aggregated approximately $1.3 million, $2.1 million, $4.7 million and $740,000, respectively. The Company made distributions to its sole shareholder of $1.3 million, $1.5 million, $3.6 million and $705,000 during the years ended 1993, 1994, 1995, and during the three months ended March 31, 1996, respectively, in order to provide funds for the sole shareholder to pay federal income taxes.


     As a result of the termination of the S corporation election simultaneously with this offering, the Company will be required to record deferred taxes which relate primarily to the timing differences between financial and income tax reporting of certain items that were attributable to the periods it had elected to be treated as an S corporation. Deferred taxes will be recorded according to FASB Statement No. 109 Accounting for Income Taxes, which requires the use of the liability method of accounting for the future tax consequences of temporary differences in the accounting for certain items for financial and income tax purposes.


     The recording of deferred taxes will result in a one-time, non-cash charge of $421,000 against earnings as an additional income tax provision equal to the amount of the deferred tax liability.


Use of Proceeds


     The Company plans to use approximately $11.2 million of the proceeds from the offering to repay indebtedness; approximately $3.6 million to expand and enhance its truck centers in Laredo and Houston, Texas, in Oklahoma City and Tulsa, Oklahoma, and Bossier City, Louisiana; approximately $2.0 million to acquire land, construct, equip and stock a full-service truck center in the Texas Rio Grande Valley area; and approximately $1.0 million for equipment, opening inventory and leasehold improvements to open a parts/service facility in Southern California. See "Use of Proceeds." The balance of the net proceeds will be used for general corporate purposes, including working capital and funds to expand by acquisition into new markets, open new truck centers in the Company's existing and new territories and to finance enhancements of other existing locations. The Company does not presently have any agreements or understandings, written or oral, with any third party regarding a potential acquisition or business combination. Pending such uses, the net proceeds will be invested under the revised arrangement with GMAC under which it will earn interest at the prime rate on overnight funds. Any remaining proceeds will be invested in government securities and other short-term, investment-grade, interest-bearing instruments.



     After completion of this offering and application of the net proceeds therefrom, the balance of the net proceeds of $9.6 million ($13.8 million if the Underwriters' over-allotment option is exercised in full) will be used for general corporate purposes, including working capital and funds for expansion and acquisitions into new markets. Management believes that its working capital following the offering, together with anticipated cash flow from operations, will be sufficient to finance its business activity for the twelve months following this offering.

Backlog


     The Company enters firm orders into its backlog at the time the order is received. Customer orders are typically filled in 75 to 90 days and customers normally place orders on that basis. However, certain customers, including fleets and governments, typically place orders six months to one year in advance of their desired delivery date. The Company in the past has typically allowed customers to cancel orders at any time prior to delivery, and the Company's level of cancellations is affected by general economic conditions, economic recessions and customer business cycles. As a percentage of orders, cancellations historically have ranged from 5% to 12% of annual order volume. The Company's backlog as of March 31, 1995 and March 31, 1996 was approximately $90.0 million and $95.0 million, respectively. Backlog increased principally due to the acquisition of the Company's Oklahoma operations.


Seasonality


     The Company's business is moderately seasonal. Seasonal effects on new truck sales related to the seasonal purchasing patterns of any single customer type are mitigated by the Company's diverse customer base, including small and large fleets, governments, corporations and owner operators. However, truck, parts and service operations historically have experienced higher volumes of sales in the second and third quarters. The Company has historically received benefits from volume purchases and meeting vendor sales targets in the form of cash rebates, which are typically recognized when received. Approximately 50% of such rebates are typically received in the fourth quarter, resulting in a seasonal increase in gross profit.


Cyclicality


     The Company's business, as well as the entire retail heavy-duty truck industry, is dependent on a number of factors relating to general economic conditions, including fuel prices, interest rate fluctuations, economic recessions and customer business cycles. In addition, unit sales of new trucks have historically been subject to substantial cyclical variation based on such general economic conditions. Although industry-wide domestic retail sales of heavy-duty trucks exceeded 200,000 units for the first time in 1995 according to the AAMA, new order volume declined toward the end of that year and the industry forecasts a decline of approximately 25% in heavy-duty new truck sales in 1996. For the first quarter of 1996, industry-wide heavy-duty truck sales declined by 15.5% compared to the first quarter of 1995, while Peterbilt heavy-duty truck sales declined 2.9% in the same period. Although the Company believes that its geographic expansion and diversification into truck-related services, including financial services, leasing, rentals and service and parts, will reduce the overall impact to the Company resulting from general economic conditions affecting heavy-duty truck sales, the Company's operations may be materially and adversely affected by any continuation or renewal of general downward economic pressures or adverse cyclical trends.


Effects of Inflation


     The Company believes that the relatively moderate inflation over the last few years has not had a significant impact on the Company's revenue or profitability. The Company does not expect inflation to have any near-term material effect on the sales of its products, although there can be no assurance that such an effect will not occur in the future.

                                    BUSINESS

GENERAL

     Founded in 1965, Rush Enterprises operates a regional network of truck centers that provide an integrated one-stop source for the trucking needs of its customers, including retail sales of new Peterbilt and used heavy-duty trucks; after-market parts, service and body shop facilities; and a wide array of financial services, including the financing of new and used truck purchases, insurance products and truck leasing and rentals. The Company's truck centers are strategically located in high truck traffic areas on or near major highways in Texas, California, Oklahoma and Louisiana. The Company is the largest Peterbilt truck dealer in North America, representing approximately 14.0% of all new Peterbilt truck sales in 1995, and is the sole authorized vendor for new Peterbilt trucks and replacement parts in its market areas. The Company was named Peterbilt Dealer of the Year for North America for the 1993-1994 year.

     The Company believes that large, multi-location, full-service dealerships, which offer a large selection of new and used trucks, parts and sophisticated service and body shop facilities, are able to realize economies of scale and have a competitive advantage in the truck sales and services industry. The Company's growth strategy is to continue the expansion of its existing facilities, to open new facilities in its existing territories and to acquire additional Peterbilt dealerships in new territories.

     The Company's executive offices are located in the San Antonio, Texas truck center at 8810 I.H. 10 East, San Antonio, Texas 78219, and its mailing address is P. O. Box 34630, San Antonio, Texas 78265-4630. The Company's phone number is
(210) 661-4511.

INDUSTRY OVERVIEW

     Heavy-duty trucks are primarily used for over-the-road and off-highway hauling of general freight and a number of vocational applications, including the hauling of petroleum, wood products, refuse, construction materials and other specialty uses. Trucks are purchased for commercial purposes and are outfitted to perform according to the specifications of the user. Customers include owner-operators, regional and national fleets, corporations and government organizations.


     Trucks marketed by the Company are typically classified in the Class 8 heavy-duty truck category. Class 8 trucks are constructed on a heavy-duty chassis, which includes the engine, drive train and operations components and have a minimum gross vehicle weight ("gvw") rating above 33,000 pounds, with the typical heavy-duty truck having a gross combined weight ("gcw") of approximately 80,000 pounds. Industry-wide negotiated sales prices for new Class 8 heavy-duty trucks generally range from $57,000 to $100,000 and negotiated sales prices for new Peterbilt trucks generally range from $65,000 to $100,000, depending upon features and component specifications.


     Typically, Class 8 trucks are assembled by the manufacturer utilizing certain components manufactured by other companies, including engines, transmissions, axles, wheels and other components. As trucks and truck components have become increasingly complex, including the use of computerized controls and diagnostic systems, the ability to provide state-of-the-art service for a wide variety of truck equipment has become a competitive factor in the industry. Such service requires a significant capital investment in advanced equipment, parts inventory and a high level of training of service personnel. Additionally, EPA and DOT regulatory guidelines for service processes, including body shop, paint work and waste disposal, require sophisticated operating and testing equipment to ensure compliance with environmental and safety standards. Differentiation between truck dealers has become less dependent on pure price competition and is increasingly based on their ability to offer a wide variety of trucking services. These include the ability to provide easily accessible, efficient and sophisticated truck service, replacement parts, the ability to offer financing for truck purchases, leasing and rental programs and the ability to accept multiple unit trade-ins related to large fleet purchases.

     The United States retail heavy-duty truck industry is highly fragmented with over 1,700 dealerships nationwide, including 92 Peterbilt dealerships operating 178 locations. New heavy-duty truck sales historically have shown a high correlation to the rate of change in industrial production and gross domestic product. According to data published by the AAMA, during 1995 new heavy-duty truck sales in the United States surpassed 200,000 units at retail for the first time, increasing by 8.4% over the 185,696 units sold in 1994 to 201,303 units sold in 1995. Since 1986, however, annual domestic retail heavy-duty truck sales have averaged approximately 142,000 units. According to
R. L. Polk & Co., during 1995, 207,413 new heavy-duty trucks were registered in the United States. New Peterbilt truck registrations during this period were 20,035, for a national market share, based on new truck registrations, of 9.7%. In the Company's seven primary market areas 19,151 new heavy-duty trucks were registered, 2,657 of which were new Peterbilts, resulting in an average market share of 13.9%.

BUSINESS STRATEGY

     The Company's business strategy is to operate an integrated full-service dealer network marketing Peterbilt heavy-duty trucks and related services in the Western and Southern regions of the United States. As part of its business strategy, the Company will seek to expand its existing dealerships, establish new full-service and parts/service Peterbilt dealerships in its existing and newly appointed territories and make strategic acquisitions of additional Peterbilt heavy-duty truck dealers in new territories. The Company has successfully implemented its business strategy which has resulted in significant market penetration within both existing and new market areas. The Company's objective is to continue to build upon this base of operations and enhance its position as a leading dealer of heavy-duty trucks and related services by emphasizing the following key elements of its business strategy.

     One-Stop Center. The Company has developed its "one-stop truck center" where customers can purchase new Peterbilt or used heavy-duty trucks, lease and rent heavy-duty Peterbilt trucks, as well as purchase after-market parts and accessories and have virtually any kind of truck serviced by factory-certified technicians, all at one convenient location. Rush truck centers are the sole authorized vendor for new Peterbilt trucks and replacement parts in their market areas and have expansive parts departments that display many of the parts in open showrooms in a mix tailored to local buying patterns and market trends. As part of its one-stop sales and service strategy, the Company, through Rush Financial Services, offers third-party financing and insurance products to assist customers purchasing a new or used truck, as well as truck leasing and rentals. The Company's truck centers, three of which are open 24 hours a day, six days a week for parts and service, are located on or near major highways in high truck traffic areas. The continued implementation and enhancement of its one-stop truck center concept is an integral element of the Company's business strategy.


     Dealership Network. The Company believes it is one of the few organizations in the heavy-duty truck sales and service industry to operate a large, multi-state, full-service dealership network in an effort to realize economies of scale. The Company believes that its expansion and increasing economies of scale have resulted in superior purchasing power, favorable financing terms and cost savings from centralized management, which have enabled the Company to maximize profitability and offer competitive prices to its customers. In addition, the Company's dealership network and consistency in service have allowed it to reinforce relationships with fleet customers and attract those customers traveling throughout the Company's territories by guaranteeing them competitive and uniform pricing for parts and service at each of its truck centers. Management believes that this has resulted in continuing customer relationships. Furthermore, because of its large size, strong relationships with fleet customers and its ability to handle large quantities of used truck trade-ins, the Company, unlike most dealers, markets and sells to fleets nationwide.


     The Company believes that its aggressive expansion program into California, Oklahoma and Louisiana and diversification into truck-related services, including financial services, leasing, renting and service and parts, has reduced cyclicality in the Company's operations due to geographic diversity and reduced reliance on new and used truck sales. The geographic diversity of the Company's dealer network has significantly increased the Company's customer base while ameliorating the effects of certain local and regional economic downswings that more severely affect single dealership operators. Management believes that the Company's full-service concept and continued geographic expansion will help to mitigate the adverse impact on the Company's operations resulting from reduced demand for new and used heavy-duty trucks and regional economic downturns.

     Rush Truck Center Development. The Company has begun to employ a branding program for its facilities, designating each as a Rush Truck Center through distinctive signage and uniform marketing programs to enhance its name recognition and to communicate the standardized high level of quality products and services throughout its truck center network. The Company believes the Rush Truck Center strategy will increase its market recognition and encourage its customers to utilize multiple locations throughout its dealership network. Currently five locations are branded Rush Truck Centers and the Company intends to establish all of its facilities as Rush Truck Centers by December 31, 1996.


     Expansion in Existing and New Territories. Since 1990, the Company has opened five facilities in its existing and new territories. As part of its expansion strategy, the Company intends to continue to open both full-service and parts/service truck centers to enhance market coverage in its existing territories and to enter newly appointed territories. In identifying new areas for expansion and acquisition, the primary focus of the Company is the market's historic level of new heavy-duty truck registrations, customer buying trends and the availability of suitable facilities. Management currently plans to open a full-service truck center in the Texas Rio Grande Valley area and parts/service facilities in Southern California, during 1996 and early 1997.


     The parts/service truck centers offer a variety of product and service combinations, including parts, rental and leasing services; parts, service and body shop facilities; and parts only. Management often analyzes the performance of a parts/service truck center as a factor to determine whether a full-service facility is warranted in a market area. The Company's truck centers in Lufkin and Laredo, Texas, and Bossier City, Louisiana, were originally opened as parts/service facilities and later expanded into full-service dealerships. The Company also intends to continue to open parts/service facilities in areas of its territory to maximize market coverage.


     PACCAR typically evaluates the management and capitalization of a prospective dealer in determining whether to grant such prospective dealer additional Peterbilt territories. The Company believes that its management and capitalization allow it to effectively compete for such additional dealership locations. Although the Company does not have exclusive territories, management believes that it is unlikely that PACCAR will create additional dealerships in the market areas in which the Company currently operates. The Company is not aware of any policies of PACCAR that would limit its ability to continue to acquire additional Peterbilt dealerships; however, there can be no assurance that PACCAR will not object to ownership concentration of Peterbilt dealerships beyond a certain level.



     Expansion by Acquisition. The Company has, since 1990, acquired four full-service and two parts/service truck centers, and its current expansion plan focuses beyond its existing presence in Texas, California, Louisiana and Oklahoma. The Company's operating strategy and management systems establish a framework for continued acquisitions into the foreseeable future. Management believes that it can improve the operating results of acquired dealers as a result of economies of scale, sophisticated management information systems, purchasing power, merchandising capability and the introduction of enhanced financial services and products.


     The Company implemented its operating strategy at two full-service Peterbilt locations and parts stores acquired in California in February 1994, and has begun to implement its strategy at two full-service locations and a stand-alone leasing facility acquired in Oklahoma in December 1995. The previous owner of the California facilities sold 512 new Peterbilt trucks during 1993. During 1995, the first full year of operations under Rush management, the Company sold 887 new Peterbilt trucks from the same facilities. This annualized increase in sales of 31.6% was greater than the 12.9% annualized increase reported by AAMA for the overall Class 8 heavy-duty retail truck market. Additionally, the Company believes that the California facilities have demonstrated significantly improving financial performance since being acquired by the Company.

     Any prospective acquisition which the Company may be able to negotiate would require the willingness of PACCAR to accept the Company as a Peterbilt dealer at such additional retail locations. Although the Company is constantly evaluating acquisition opportunities, as of the date of this Prospectus, the Company does not have any agreements or understandings, written or oral, with any third party regarding a potential acquisition or business combination.

TRUCK CENTERS

     The Company currently operates eight full-service and six parts/service truck centers in Texas, California, Oklahoma and Louisiana. Rush truck centers are strategically located in high truck traffic areas on or near major highways. The Company's original dealership opened in Houston, Texas in 1965, and, since 1990, the Company has grown through a combination of acquisitions and new store openings in its existing and newly-appointed territories. The Company currently operates three full-service truck centers in Texas, two in Southern California, two in Oklahoma and one in Louisiana.


     The full-service truck centers provide an integrated one-stop source for the trucking needs of its customers, including retail sales of new Peterbilt and used heavy-duty trucks; parts, service and body shop facilities; and a wide array of financial products. The Company's six parts/service facilities offer a variety of product and service combinations in areas of the Company's markets to maximize market coverage. Three of the Company's truck centers are open 24 hours a day, six days a week for parts and services. The Company's plans include the opening of a full-service truck center in the Texas Rio Grande Valley area and a parts/service facility in Southern California, during 1996 and early 1997.


     The full-service truck centers range in size from 13,500 to 73,000 square feet, with from six to 50 service bays, and are situated on lots ranging from three to 14 acres, while the parts/service facilities range in size from 2,500 to 6,200 square feet, with from six to 25 service bays, and are situated on lots ranging from 0.4 to five acres. The typical full-service Rush truck center displays between 10 and 100 new and used trucks, has six to 40 repair and maintenance service bays, four to 20 body shop bays, one to four paint bays, an open retail parts showroom ranging from 600 to 2,000 square feet, a parts warehouse ranging from 3,000 to 20,000 square feet and administrative and sales offices ranging from 1,000 to 7,000 square feet with facility characteristics determined by market needs.

     Set forth below is a summary description of each the Company's facilities:


                           DATE
                          OPENED                                                                      FINANCING
      RUSH TRUCK            OR                    TRUCK                                   LEASING        AND
    CENTER LOCATION      ACQUIRED     METHOD      SALES   SERVICE   PARTS   BODY SHOP   AND RENTING   INSURANCE
- -----------------------  --------   -----------   -----   -------   -----   ---------   -----------   ---------
  Existing Truck
     Centers
San Antonio, TX........    1968      Start-up      --      --        --       --                        --
Houston, TX(1).........    1988      Start-up      --                                                   --
Houston, TX(1).........    1988      Start-up              --        --       --  (2)
Houston, TX............    1993      Start-up              --        --                   --   (3)
Houston, TX............    1993      Start-up              --        --       --
Lufkin, TX.............    1991      Start-up      --      --        --       --                        --
Laredo, TX.............    1993      Start-up      --      --        --       --  (4)                   --
Bossier City, LA.......    1994      Start-up      --      --        --                   --            --
Pico Rivera, CA........    1994     Acquisition    --      --        --       --          --            --
Sun Valley, CA.........    1994     Acquisition                      --
Fontana, CA............    1994     Acquisition    --      --        --       --          --            --
Tulsa, OK..............    1995     Acquisition    --      --        --       --                        --
Oklahoma City, OK......    1995     Acquisition    --      --        --       --  (5)                   --
Oklahoma City, OK......    1995     Acquisition            --        --                   --
  Planned Truck Centers
Rio Grande Valley,       1996-97     Start-up      --      --        --                   --            --
  TX...................
Southern CA............  1996-97     Start-up              --        --


- ---------------
(1) The Company started a full-service dealership in Houston, Texas in 1965, which was sold in 1979. The Company reacquired the dealership in 1988.

(2) Paint shop only.


(3) Operating at another location in Houston from 1988 to 1993.



(4) Trailer repair shop.



(5) Body shop under construction to be completed in late 1996.

TRUCK SALES

     New Truck Sales. Rush truck centers sell new trucks which are marketed under the Peterbilt nameplate primarily in the Class 8 diesel category. The Company also markets Class 7 Peterbilt trucks (having a gvw rating of 26,001 to 33,000 pounds), Peterbilt refuse chassis and cement mixer chassis, GMC medium-duty trucks and, at its Oklahoma facilities, Volvo Class 8 heavy-duty trucks. The Company's new Class 8 Peterbilt trucks, which are manufactured and supplied to the Company by PACCAR, constitute over 90% of all new trucks sold by the Company. Peterbilt trucks have a reputation as premium-quality vehicles which are skillfully designed and driver friendly, and are typically customized to satisfy the requirements of its customers. Peterbilt's premium reputation is an important aspect of the Company's marketing of new and used trucks and management believes that such reputation has resulted in relatively higher resale prices for used Peterbilt trucks. New heavy-duty truck sales are the largest segment of the Company's business, accounting for approximately 61% of total revenues in 1995.

     The Company's customers use Peterbilt heavy-duty trucks for over-the-road and off-highway handling of virtually all materials, including general freight, petroleum, wood products, refuse and construction materials. PACCAR purchases major truck components, such as engines, transmissions, tires, wheels and axles from other manufacturers, pursuant to each customer's specifications, to assemble its new trucks. The Company sells approximately 75% of its new heavy-duty trucks according to customer order, and the remaining 25% are sold out of inventory at its truck centers. It takes between 60 days and six months for the Company to receive delivery from PACCAR on a new truck order from the time an order is placed.

     A new Peterbilt heavy-duty truck typically ranges in negotiated price from $65,000 to $100,000, while a typical Class 8 truck ranges in negotiated price from $57,000 to $100,000. The Company aggressively markets to regional and national fleets, with approximately 59% of all unit sales to fleet customers (those that purchase more than five trucks in a single 12-month period) and the balance of new truck sales to other owner-operators, corporations and local governments. An important competitive issue for the Company's customers is driver retention, with a typical fleet averaging in excess of 100% driver turnover annually. Management believes Peterbilt trucks, due to their premium reputation and attractiveness to the drivers, are increasingly being used by major fleets and carriers as incentives to attract new drivers and retain existing drivers.


     The Company has a competitive advantage in that it can absorb multi-unit trade-ins often associated with fleet sales of new trucks and disperse the used trucks for resale throughout its dealership network. Because of its large size, strong relationships with fleet customers and its ability to handle large quantities of used truck trade-ins, the Company, unlike most dealers, markets and sells to fleets nationwide. Additionally, the Company believes that its attention to customer service and its broad range of trucking services, including its ability to offer truck financing and insurance, has resulted in a high level of customer loyalty. During 1995, approximately 75% of the Company's truck sales were to repeat customers. The Company sold 2,263 and 642 new trucks in 1995 and in the three months ended March 31, 1996, respectively, compared with 1,705 and 560 in 1994 and in the three months ended March 31, 1995, respectively, excluding Kerr's operations prior to its acquisition.


     Used Truck Sales. The Company sells used heavy-duty trucks of numerous manufacturers, including Peterbilt, Kenworth, Freightliner, Mack and Navistar. The Company is well positioned to market used heavy-duty trucks due to its ability to recondition used trucks for resale utilizing its parts and service departments and to shift inventory from location to location to satisfy customer demand. Approximately 85% of the Company's used truck fleet is comprised of trucks taken as trade-ins by new truck customers to be used as all or part of the new truck customer's down payment, and the remainder are purchased from third parties for resale on the Company's retail lots.

     The Company's used truck sales staff is trained to evaluate each prospective used truck on the basis of wholesale value and the costs of delivery, reconditioning and otherwise making the truck ready for sale. In a fleet purchase of several new trucks, not all of the trucks traded in will be suitable for sale on a Rush truck center's retail lot. Trucks that are not acceptable are typically sold at wholesale. Most used trucks acquired by the Company require some reconditioning prior to resale. The reconditioning process generally takes between one and three weeks, depending on the type of services to be performed. The Company utilizes its on-site parts, service and body shop facilities to perform such reconditioning services. Unlike new trucks, the majority of the Company's used trucks are sold "as is" and without manufacturer's warranty, although manufacturers sometimes provide limited warranties on used vehicles if they have been reconditioned at a Rush truck center prior to resale or if the manufacturer's warranty is transferrable and has not yet expired.


     The Company closely monitors the age and quality of its used truck inventory and transfers such inventory between truck centers in order to maximize inventory turnover, avoid inventory overstock and understock situations and satisfy customer demand. The Company sold approximately 1,135 and 327 used trucks during 1995 and in the three months ended March 31, 1996, respectively, compared with 889 and 220 used trucks in 1994 and in the three months ended March 31, 1995, respectively, excluding Kerr's operations prior to its acquisition.


FINANCIAL SERVICES


     As part of its one-stop sales and service strategy, the Company offers third-party financing and insurance products to assist customers purchasing a new or used truck. The Company also offers truck leasing and rentals at five of its locations. Revenues from financial services were $17.7 million in 1995, or 5.3%, of total revenues.



     New and Used Truck Financing. Each new and used truck customer is directed by the Company's truck sales staff to the Company's financial services sales personnel. The Company, through Associates, the largest third-party provider of heavy-duty truck financing in North America, and PACCAR Financial, financed approximately $53.2 million of new and used truck purchases by customers in 1995, an increase of 17.0% from the $45.5 million financed in 1994, excluding Kerr's operations prior to its acquisition. The Company financed approximately $13.5 million during the three months ended March 31, 1996, an increase of 19.3% from the $16.1 million financed during the three months ended March 31, 1995. The Company is one of the largest originators of Class 8 heavy-duty truck loans for Associates. At times, the Company also acts as a broker, matching truck purchasers with alternative financing sources in exchange for a fee that is determined on a case-by-case basis.


     During 1995, the Company arranged customer financing for approximately 25% of its total new and used truck sales, with approximately 65% related to new truck sales and the remaining 35% of financing related to used truck sales, excluding Kerr's operations prior to its acquisition. The financings are typically installment contracts, which are secured by the trucks financed, and generally require a down payment of 10% to 30%, with the remaining balance financed over two to five years. The Company presents all of its financing opportunities in Texas, Oklahoma and Louisiana to Associates and its financing opportunities in California to PACCAR Financial. Approximately 75% of the principal amount financed by the Company under installment contracts during 1995 was financed through Associates, with the remainder financed through PACCAR Financial. The Company's contracts with Associates and PACCAR Financial provide for payment to the Company of all finance charges in excess of a negotiated discount rate within 30 days of the date of financing. Such payments are subject to offsets resulting from the early pay-off of, or defaults under, installment contracts previously sold to Associates and PACCAR Financial by the Company. The Company has been able to negotiate favorable discount rates with Associates and PACCAR Financial because of its low historical delinquency rate, and, with respect to Associates, the large volume of trucks financed.

     Associates and PACCAR Financial analyze each customer's credit risk and determine whether they will extend credit and the minimum terms for doing so. The Company evaluates the standards prescribed by Associates and PACCAR Financial and determines whether it is agreeable to completing the financing on such terms. The Company often requires an increased down payment, higher finance charges or additional collateral in order to complete the financing. The Company's agreements with Associates and PACCAR Financial limit the aggregate recourse liability of the Company for defaults under the installment contracts sold to Associates and PACCAR Financial to $400,000 and $200,000 per year, respectively. The Company carefully monitors its outstanding installment contracts and actively communicates with Associates and PACCAR Financial regarding delinquent accounts. Over the last five years, the default rate on loans originated by the Company has averaged less than 0.5% per year. The Company has not in the past experienced significant losses resulting from defaults on loans, and such losses have historically been significantly less than the amount of its total recourse liability.


     Truck Leasing and Rental. The Company engages in full-service Peterbilt truck leasing under the PacLease trade name at five of its locations. Under the terms of a full-service lease, all parts sales, service and maintenance for the lease or rental trucks is performed at the Company's facilities. The Company has increased its lease and rental fleet from less than 100 trucks in 1993 to approximately 524 trucks at March 31, 1996. The Company owns approximately 13.0% of its lease and rental fleet, and approximately 87.0% of the fleet is leased from PACCAR. The Company was named PacLease Western Region Franchise of the Year in 1995.


     The Company offers both long-term leasing and short-term rentals to its customers. Approximately 80% of the Company's fleet is leased to customers for periods ranging from two to five years, and the remainder of the trucks are rented or leased for periods ranging from one day to two years. The Company generally holds trucks in its lease and rental fleet for approximately five years and then typically sells such used trucks through its truck centers. The Company has consistently realized gains on the sale of such trucks in excess of lease purchase option values. The Company constantly monitors the age of its lease and rental fleet, and as trucks are taken out of the fleet, the Company adds new trucks as needed. The average age of trucks in the Company's lease and rental fleet is 33 months. The Company's lease and rental customers provide a market to support the Company's parts and service operations by creating additional parts sales and service work for the Company. The Company also receives a rebate from PACCAR for each Peterbilt truck purchased for use in its lease fleet.

     Insurance Agency Services. The Company sells a complete line of property and casualty insurance, including collision and liability insurance on trucks, cargo insurance, standard automobile liability coverages, life, credit life and health, workers' compensation coverages and homeowner's insurance. The Company's agents are licensed in 25 states to sell insurance for various insurance companies, including Associates Insurance and Motors Insurance Corporation, which underwrite the products offered by the Company. While the Company sells a majority of its insurance products to its truck-purchasing customers, the Company also sells to the general public. The Company believes it has developed good relationships with its insurance-purchasing customers which resulted in an average renewal rate of 88% during 1995.

     The Company provides insurance premium financing to its insurance customers. Lending operations are supported by the Company's insurance subsidiary's own capital base. Premiums for property and casualty insurance are typically payable at the time a policy is placed in force or renewed. The Company's premium financing services allow the insured to pay a portion of the premium when the policy is placed in force and the balance in monthly installments substantially over the life of the policy. As security, the Company retains a contractual right to cancel the insurance policy if a premium installment is not paid when due. In the event of such cancellation, the Company applies the unearned premium toward the payment obligation of the insured. Premium financing which the Company offers to its customers does not involve any credit risk since no funds are advanced to outside parties and the Company is fully secured by the unearned premiums on the financed policies.

PARTS, SERVICE AND BODY SHOP OPERATIONS


     The parts, service and body shop operations of the Company provide relatively higher profit margins and tend to be less cyclical than new and used truck sales. Parts, service and body shop revenues accounted for approximately $70.3 million, or 21.1%, of the Company's total revenues in 1995.


     Parts. Each Rush truck center carries a wide variety of Peterbilt and other parts inventory, with an average of approximately 4,500 items from over 30 suppliers at each location. The Company is the sole authorized Peterbilt parts and accessories supplier in each of its markets and estimates that approximately 80% of its service and parts functions are performed on Peterbilt heavy-duty trucks.

     The parts departments support the Company's sales and service functions. The Company utilizes its parts department when performing its repair, maintenance and body shop services, including all parts required to recondition used trucks for resale and maintain and repair the Company's lease fleet. In addition to supporting the Company's service and body shop functions, the Company markets its parts and accessories both at its truck centers and through its outside sales staff. The Company's outside sales staff markets parts directly to fleet customers, who often perform truck maintenance and repairs at their own in-house service facilities.


     The Company's real-time inventory management tracking system reduces delays in parts delivery, helps maximize inventory turns and assists in controlling the potential of overstock and understock situations. The Company's inventory system also assists management in determining the appropriate parts inventory mix in each location and tailoring such inventory to local buying patterns and market trends, while monitoring product mix to optimize pricing and maximize profit margins. The Company's automated reordering system assists each truck center in maintaining the proper inventory levels and permits inventory delivery to each location, or directly to customers, typically within 24 hours from the time the order is placed. The Company provides the standard manufacturer's warranty on the parts that it sells, which is generally a 90-day to one-year replacement guarantee.


     The Company displays many of its higher margin parts and accessory items in open showrooms. Open parts showrooms are typically 600 to 2,000 square feet and feature up to 1,000 parts items and accessories in a mix tailored to local buying patterns and market trends. In order to maximize turnover, open parts showrooms are located near driver lounges and other high traffic areas of its truck centers. The Company encourages qualified customers to open accounts for parts purchases.

     Service and Body Shop. Rush truck centers feature various combinations of fully equipped service and body shop facilities capable of handling almost any type of truck repair on virtually any type of truck, from rebuilding entire trucks and engines to routine maintenance functions, including tune-ups, oil changes, tire balancing, front-end alignments and inspections. Rush truck centers offer such services in a relaxed and accommodating atmosphere. Most Rush truck centers have driver lounges equipped with televisions, recliners, sofas, phones and food and beverage machines to allow drivers to sleep, relax or conduct business while waiting for service to be performed. To simplify the buying process, the Rush truck centers offer "menu" pricing of service and body shop functions and offer expedited service at a premium price for certain routine repair and maintenance functions.

     The Company has a total of 266 service bays, including 11 paint bays, throughout its network. The Company performs both warranty and non-warranty service work, with the cost of the warranty work being reimbursed by the manufacturer at retail consumer rates. The Company estimates that approximately 20% of its service functions are performed under manufacturers' warranties. Rush truck centers are Peterbilt designated warranty service centers and most are authorized service centers for a number of manufacturers of heavy-duty truck components, including Cummins, Detroit Diesel, Caterpillar, Eaton and Rockwell. Manufacturers permit warranty work to be performed only at designated warranty service centers. To enhance accuracy and timeliness in payment of warranty claims, the Company maintains a computerized system for sending warranty claims to PACCAR and various other manufacturers.

     The Company's service and body shop facilities, three of which are open 24 hours a day, six days a week, are equipped with state-of-the-art tools and diagnostic equipment and staffed by manufacturer-trained and certified service technicians. The Company's service technicians perform full-service truck repairs and make-ready on Peterbilt and virtually any other type of heavy-duty truck. Rush truck centers' factory-certified service employees regularly attend manufacturer-sponsored training programs to remain abreast of current diagnostic and repair and maintenance techniques. The Company employs an innovative compensation program for its service technicians designed to encourage the performance of expedited and high quality repair and maintenance services. Rather than paying service technicians on an hourly basis, each technician receives a flat rate for each service or repair performed. If a service or repair is performed incorrectly, the technician making the initial repair or service must correct the situation without additional compensation. This compensation arrangement facilitates the retention of efficient service technicians who can increase their compensation by expeditiously and accurately completing service and repairs.

     The Company's body shops, which include multiple EPA approved paint bays, are fully equipped to make virtually any type of truck body repair, from complete reconstruction of truck frames damaged in accidents to repairs and replacements of hoods, body panels and fenders. Rush truck centers' body shops are also used to refurbish trucks in need of updating due to changes in industry standards or to satisfy regulatory guidelines.

SALES AND MARKETING


     The Company's aggressive expansion program and long history of operations have resulted in a customer base that is diverse in terms of geography, industry and scale of operations. The Company's customers include owner-operators, regional and national fleets, corporations and local governments, none of which accounted for more than 5% of its total sales in 1995. Because of its large size, strong relationships with fleet customers and its ability to handle large quantities of used truck trade-ins, the Company, unlike most dealers, markets and sells to fleets nationwide. Management also believes that the consistently reliable service received by customers at each Rush truck center and the Company's longevity have resulted in increased recognition of the "Rush" name, customer loyalty and continuing customer relationships. During 1995, approximately 75% of the Company's truck sales were to repeat customers.


     The Company believes that large, multi-location, full-service dealerships, which offer a large selection of new and used trucks, parts and sophisticated service and body shop facilities, are able to realize economies of scale and have a competitive advantage in the truck sales and services industry. As part of its strategy, the Company has begun to employ a Rush Truck Center branding program for its facilities to enhance the Company's name recognition and to communicate the standardized high level of quality products and services throughout its truck center network. The Company intends to brand each of its facilities as a Rush Truck Center through distinctive signage and uniform marketing programs. Currently five locations are branded as Rush Truck Centers and the Company intends to establish all of its facilities as Rush Truck Centers by December 31, 1996.


     The Company generally promotes its trucks and related services through its sales staff, trade magazine advertisements and attendance at industry shows, including the International Truck Show and the Southwest Trucking Show. In addition to cultivating walk-in customers, the Company's sales staff also makes customer visits and participates in organizations that support industries that utilize the Company's trucks. The Company uses its proprietary direct mail database to distribute its bi-monthly truck magazine, which includes new and used truck and parts specials, and other marketing materials to over 50,000 existing and potential customers. Support of the industry is achieved through membership and support of trucking organizations, such as the American Truck Dealers and American Trucking Association. In addition, the Company has a world-wide web site on the Internet featuring truck and parts specials at http://www.rushtruckcenters.com.



     The Company's new truck sales staff consists of 85 employees, including a national sales manager and six regional sales managers. Used trucks are sold through 13 used truck sales personnel, including a national sales manager and four regional sales managers. The sales staff at each Rush truck center receives sales training, instruction on technical and operating aspects of the trucks and education with respect to the industries in which such trucks are utilized, including the waste-disposal, construction and forestry industries. The sales staff of each Rush truck center is compensated on a commission and salary basis, with a high percentage of compensation based on commission.



     The Company has approximately 110 parts and service sales employees, including one national parts and service director, one national parts manager, one national service manager, 15 regional service managers and 10 regional parts managers. The Company sells parts in conveniently located open showrooms and parts counters at its truck centers and directly to fleet customers through its outside sales staff. The direct marketing to its fleet customers is intended to position the Company as the primary supplier of parts to such customers, who often perform truck maintenance and repairs at their own in-house service facilities.


FACILITY MANAGEMENT

     Personnel. Each Rush truck center is managed by a general manager who oversees the operations, personnel and the financial performance of the location, subject to the direction of the Company's corporate office. Each Rush truck center is also typically staffed by a sales manager, parts manager, service manager, sales representatives, parts employees, and other service and make-ready employees. The sales staff of each

Rush truck center is compensated on a salary plus commission basis, with a high percentage of compensation based on commission, while the general manager, parts manager and service manager receive a combination of salary and performance bonus, with a high percentage of compensation based on the performance bonus. The Company believes that its employees are among the highest paid in the truck sales industry.

     General managers annually prepare detailed monthly forecasts and monthly profit and loss statements based upon historical information and projected trends and an element of each general manager's compensation is determined by meeting or exceeding these operating plans. During the year, general managers regularly review their Rush truck center's progress with senior management and make appropriate adjustments as needed. All employees of the Company undergo annual performance evaluations.

     The Company has been successful in retaining its senior management, general managers and other employees. The average tenure of the Company's current senior management is 13 years, and the average tenure of its current truck centers general managers is 10 years with the Company. To promote communication and efficiency in operating standards, general managers and members of senior management attend several Company-wide strategy sessions per year. In addition, management personnel attend various industry-sponsored leadership and management seminars and receive continuing education on Peterbilt products, marketing strategies and management information systems.

     Members of senior management regularly travel to each location to provide on-site management and support. Each location is audited twice a year for administrative record-keeping, human resources and environmental compliance matters. The Company has instituted succession planning pursuant to which employees in each truck center are groomed as assistant managers to assume management responsibilities in existing and future dealerships.

     Purchasing and Suppliers. The Company believes that pricing is an important element of its marketing strategy. Because of its size, the Company benefits from volume purchases at favorable prices that permit it to achieve a competitive pricing position in the industry. The Company purchases its Peterbilt heavy-duty truck inventory and Peterbilt parts and accessories directly from PACCAR. All other manufacturers' parts and accessories, including those of Cummins, Detroit Diesel, Caterpillar and others are purchased through wholesale vendors or from PACCAR, who buys such products in bulk for resale to the Company and other Peterbilt dealers. All purchasing, volume and pricing levels and commitments are negotiated by the Company's corporate headquarters. The Company has been able to negotiate favorable terms, which facilitates the Company's ability to offer competitive prices for its products.

     Management Information Systems. Each Rush truck center maintains a centralized real-time inventory tracking system which is accessible simultaneously by all locations and by the Company's corporate office. The Company utilizes the information assimilated from its management information systems to determine and monitor the appropriate inventory level at each facility. From this information, management has developed a model reflecting historic sales levels of different product lines. This information identifies the appropriate level and mix of inventory and forms the basis of the Company's operating plan. The Company's management information systems and databases are also used to monitor market conditions, sales information and assess product and expansion strategies. Information received from state and regulatory agencies, manufacturers and industry contacts allows the Company to determine market share statistics and gross volume sales numbers for its products as well as those of competitors. This information impacts ongoing operations by allowing the Company to remain abreast of changes within the market and allows management to react accordingly by realigning product lines and by adding new product lines and models.

     Distribution and Inventory Management. The Company utilizes its real-time inventory management tracking system to maintain a close link between each truck center. This link allows for a timely and cost-effective sharing of managerial and sales information as well as the prompt transfer of inventory among various locations. The transfer of inventory reduces delays in delivery, helps maximize inventory turns and assists in controlling problems created by overstock and understock situations. The Company is linked directly to its major suppliers, including PACCAR and GMC, via real-time satellite communication links for purposes of ordering and inventory management. These automated reordering and satellite communication systems allow the Company to maintain proper inventory levels and permit the Company to have inventory delivered to its locations, or directly to customers, typically within 24 hours of an order being placed.

RECENT ACQUISITIONS


     California Facilities. In February 1994, the Company consummated the purchase of all of the assets of Engs, an entity owning three full-service Peterbilt dealerships located in Pico Rivera, Fontana and Ventura, California, and a parts store located in Sun Valley, California. As part of the Company's acquisition strategy, the Company closed the Ventura facility in August 1994, consolidating its operations into the remaining facilities. This acquisition provided the Company with an immediate market presence in Southern California. The purchase price was approximately $9.6 million, funded by (i) $3.1 million of cash, (ii) $5.4 million of borrowings under the Company's floor plan financing with GMAC to purchase new and used truck inventory, and (iii) $984,000 payable pursuant to a note to the seller. In June 1994, the Company purchased the related leasing and truck rental operations of Engs for $300,000 in cash. In addition, the Company entered into a five-year consulting agreement with two principals of the seller under which they are paid an aggregate of $12,500 per month. One of the former employees of Engs became a 10% partner in the acquired business, and the Company subsequently purchased this interest in August 1995 for cash consideration of approximately $435,000.


     The previous owner of the California facilities sold 512 new Peterbilt trucks during 1993, whereas the Company sold 887 new Peterbilt trucks from the same facilities during 1995, the first full year of operations under Rush management. This annualized increase in sales of 31.6% was greater than the 12.9% annualized increase reported by AAMA for the overall Class 8 heavy-duty retail truck market. Additionally, the Company believes that the California facilities have demonstrated significantly improving financial performance since being acquired by the Company.

     Oklahoma Facilities. In December 1995, the Company acquired the assets of Kerr, which consisted of a full-service Peterbilt dealership and stand-alone leasing facility in Oklahoma City, Oklahoma, and a full-service Peterbilt dealership in Tulsa, Oklahoma. The sales mix of such facilities has historically been similar to that of the Company. The acquisition of such facilities provides the Company with an immediate market presence in the state of Oklahoma. The purchase price was approximately $10.2 million, funded by (i) $2.7 million of cash, (ii) $3.9 million of borrowings under the Company's floor plan financing with GMAC to purchase new and used truck and parts inventory, (iii) a $750,000 interest-free advance against future accounts receivable, and (iv) $2.8 million payable pursuant to a note to the seller. The Company also agreed to pay the principals of Kerr an aggregate consulting fee of $2,225 per month for five years from the effective date of this offering.

COMPETITION

     There is significant competition both within the markets currently being served by the Company and in new markets into which the Company may enter. Dealer competition continues to increase based on accessibility of dealership location, the number of the Company's dealership locations, price, value, quality and design of the product as well as attention to customer service (including technical service). The Company believes that it is competitive in all of these categories. Despite being what the Company believes to be one of the largest dealers in the industry in terms of total revenues, during 1995 the Company accounted for approximately 1.3% of all new Class 8 truck sales in North America.

     The Company's products compete with Class 8 and Class 7 trucks made by other manufacturers and sold through competing independent and factory-owned truck dealerships, including trucks manufactured by Navistar (International), Mack, Freightliner, Volvo, Ford, Western Star, other Class 8 trucks manufactured by PACCAR (Kenworth) and other manufacturers. Management believes it is able to effectively compete with dealerships and service providers on the basis of overall Peterbilt product quality, reputation and name recognition as well as its ability to provide full parts and service support, financing and insurance and other customer services, at easily accessible locations in high truck traffic areas on or near major highways.

DEALERSHIP AGREEMENTS

     PACCAR. The Company has entered into non-exclusive dealership agreements (the "Dealership Agreements") with PACCAR with respect to each of the Company's territories. The Dealership Agreements each have current terms expiring between February 1997 and December 1998 and may be terminated by PACCAR upon a violation by the Company of the provisions contained therein. Upon the expiration of the term of the Dealership Agreements, written renewals of such agreements must be executed by PACCAR. Any termination or non-renewal of the Dealership Agreements must be done by PACCAR in accordance with both state and federal legislation designed to protect dealers from arbitrary termination or non-renewal of franchise agreements. The Automobile Dealers Day in Court Act and applicable state laws provide that termination or non-renewal of a dealership agreement must be done in "good faith" and upon a showing of "good cause" by the manufacturer for such termination or non-renewal, as those terms have been defined by statute and case law. The Company has consistently had its Dealership Agreements renewed and the Company anticipates obtaining renewals in the future. However, no assurances can be given that such renewals will be obtained. PACCAR agreed to an amendment to the Dealership Agreements in order to permit this offering.

     The Company is not required to pay a royalty fee under the Dealership Agreements. Rather, the Company has agreed to stock, sell at retail and service Peterbilt trucks and products in its defined market areas. Pursuant to the terms of the Dealership Agreements, the Company is entitled to use the "Peterbilt" name, trade symbols and intellectual property. PACCAR periodically furnishes the Company general and specialized truck and parts sales and other service and technical training programs and makes available to the Company copies of service manuals and bulletins, publications and technical data to assist in the effective operation of the Company's services and parts operations. PACCAR also makes available field personnel who periodically advise the Company on sales, parts and service related subjects, including fleet sales, product quality, technical adjustments, repair, replacement and sale of products, customer relations, warranty administration, and service and parts merchandising, training and management. PACCAR maintains general advertising and promotion programs for the sale of Peterbilt products.


     Each of the Company's dealerships is required to establish and maintain a ratio of net working capital to total assets ranging from .05 to .25 as provided in its Dealership Agreement. If at any time a dealership's net working capital falls below the minimum requirements as determined from time to time by PACCAR, the dealership is required to take steps reasonably necessary to meet such minimum capital requirements. The Company has had no problem in the past satisfying such minimum capitalization requirements and does not anticipate any problems through fiscal 1996. The Dealership Agreements also require the Company to maintain a uniform accounting system designated by PACCAR and provide PACCAR with monthly financial and operating data.


     The Company is required to provide 60 days' prior written notice to PACCAR before it enters into a written agreement to sell and service the competitive vehicles of another truck manufacturer. The purpose of the notice is to provide PACCAR with an opportunity to evaluate and discuss with the Company the likely effect of such an action on the Company, PACCAR and the other Peterbilt dealers.

     In the event of a change of control of the Company, the Dealership Agreement may be immediately terminated by PACCAR. For this purpose, a change of control occurs (i) if the Dealer Principals (W. Marvin Rush, W. M. "Rusty" Rush, Robin M. Rush and other executives of the Company) in the aggregate own less than 30% of the capital stock entitled to vote on the election of directors of the Company, or (ii) if any "person" (as that term is defined under the Securities Exchange Act of 1934, as amended) other than the Dealer Principals or any person who has been approved in writing by PACCAR, either (x) owns a greater percentage of the capital stock entitled to vote on the election of directors of the Company than the Dealer Principals in the aggregate, or (y) holds the office of Chairman of the Board, President or Chief Executive Officer of the Company. In the event that the Company were to find it necessary or advisable to sell any of its Peterbilt dealership locations, PACCAR retains the right of first refusal to purchase such dealership location in any proposed sale. The change of control and right of first refusal provisions may have anti-takeover effects.

     In addition to its dealership agreements with PACCAR, the Company is also an authorized dealer for Volvo GM Heavy Truck Corporation ("Volvo") and General Motors Corporation ("GMC") at certain of the Company's locations.

     Volvo. The Company is an authorized, exclusive retail dealer of new Volvo trucks and parts at its Oklahoma City and Tulsa, Oklahoma facilities. As part of the dealership agreement with Volvo (the "Volvo Agreement"), the Company is granted the right to use various Volvo trademarks in the conduct of its business and the benefit of Volvo materials and training. In order to remain in compliance with the terms of the Volvo Agreement, the Company must meet certain sales, service and facilities criteria established by Volvo, provide Volvo with various financial and planning documents on a regular basis and provide warranty repairs on covered Volvo trucks.

     The Volvo Agreement is effective through March 31, 2000 and is renewed annually unless terminated according to the provisions of the Volvo Agreement. The occurrence of any of the following events constitutes grounds for termination by Volvo: (a) ownership of a majority of the capital stock of the Company by persons other than W. Marvin Rush and members of his family; (b) disputes among, or actions by, the Controlling Individuals which may adversely affect the reputation of Volvo; (c) the sale by the Company of any of its principal operating assets; (d) the sale or transfer of the Volvo Agreement to an unauthorized party; and (e) the occurrence of various other material breaches enumerated in the Volvo Agreement which are typical of dealership agreements.

     GMC. Under the Company's non-exclusive dealership Agreement with GMC (the "GMC Agreement"), GMC provides the Company with, among other things, trucks, parts and training in the sales and service of GMC medium-duty trucks. GMC also allows the Company to use various GMC licenses, trade symbols and intellectual property owned by GMC. The Company is obligated to conform its operations to the standards established by the GMC Agreement and ongoing reviews of the Company's facilities and operations. The obligations of the Company include maintaining minimum size and appearance standards for its dealership facilities, maintaining its accounting records in conformance with GMC standards, performing GMC warranty repairs and responsibly promoting the sale and service of GMC products throughout the Company's assigned territory.


     The GMC Agreement is effective through October 31, 2000 and may be terminated by GMC in specific circumstances. The GMC Agreement is based on the personal relationship between GMC and the Dealer Operators (W. Marvin Rush, W.
M. "Rusty" Rush and Robin M. Rush) and prohibits any attempted assignment, including upon the death or incapacity of one or more of the Dealer Operators, of the GMC Agreement to a third party which is not expressly approved by GMC. With regard to any proposed assignment of the GMC Agreement, GMC retains a right of first refusal on any offers to purchase the GMC Agreement. The Company is also prohibited from making any transfer of more than a ten percent equity interest in the Company without the consent of GMC. Some of the additional grounds upon which GMC may terminate the GMC Agreement are: (a) material conflicts with GMC over the Company's facilities and operations; (b) misconduct by the Company or the Dealer Operators; or (c) failure to maintain the specified net capital requirement and an open line of credit pursuant to the terms of the GMC Agreement. The Company has remained in compliance with the terms of the GMC Agreement and anticipates no conflicts through 1996.


     The Company believes that the change of ownership resulting from this offering will violate the GMC Agreement and that such agreements will be terminable by GMC after the completion of the offering. The termination of the GMC Agreement would not have a material adverse impact on the Company.

FLOOR PLAN FINANCING


     Substantially all of the Company's truck purchases from PACCAR are made on terms requiring payment within 15 days or less from the date of shipment of the trucks from the factory. The Company finances all, or substantially all, of the purchase price of its new truck inventory, and 75% of the loan value of its used truck inventory, under a floor plan arrangement with GMAC under which GMAC pays PACCAR directly with respect to new trucks. The Company makes monthly interest payments on the amount financed but is not required to commence loan principal repayments on new vehicles to GMAC for a period of 12 months and for used vehicles for a period of three months. The loan is collateralized by a lien on the vehicle. The Company's floor plan agreements with its primary lender limit the aggregate amount of borrowings based on the number of new and used trucks. As of March 31, 1996, the Company's floor plan arrangements permit the financing of up to 692 new trucks and 283 used trucks. At March 31, 1996, the Company had $37.9 million outstanding under its floor plan financing arrangement with GMAC. GMAC permits the Company to earn interest at the prime rate on overnight funds deposited by the Company with GMAC for up to one-half of the amount borrowed under its floor plan financing, real estate financing and revolving credit arrangements with GMAC. GMAC has indicated that it will continue to provide GMAC financing to the Company in the absence of a franchise agreement with GMC.

PRODUCT WARRANTY

     PACCAR provides retail purchasers of new trucks with a limited warranty against defects in materials and workmanship, excluding certain specified components which are separately warranted by component suppliers. The Company does not otherwise provide any warranty to retail purchasers of new trucks.

     The Company generally sells its used trucks "as is" and without manufacturer's warranty, although manufacturers sometimes provide limited warranties on used vehicles if they have been reconditioned at the Rush truck center prior to resale or if the manufacturer's warranty is transferrable and has not yet expired. The customer does not receive any warranty from the Company.

BACKLOG


     At March 31, 1996, the Company's backlog of orders was approximately $95.0 million, compared to $90.0 million at March 31, 1995, excluding Kerr prior to its acquisition. The Company includes in backlog only confirmed orders. It takes between 60 days and six months for the Company to receive delivery from PACCAR once an order is placed. The Company expects to fill at least 80% of these orders by the end of 1996. The Company sells approximately 75% of its new heavy-duty trucks by customer special order, with the remainder sold out of inventory. Included in the Company's backlog as of March 31, 1996 are orders from a number of the Company's major fleet customers.


EMPLOYEES


     At March 31, 1996, the Company employed approximately 675 people, of which 85 were involved in new truck sales, 13 in used truck sales, 394 in parts, service and body shop services, nine in insurance agency services, five in financing services, 85 in truck leasing and rental operations and 84 in administrative, management and corporate functions.


     The Company has no contracts or collective bargaining agreements with labor unions and has never experienced work stoppages. The Company considers its relations with employees to be satisfactory.

PROPERTY


     As of the date of this Prospectus, the Company owned its truck center locations in Houston (4) and San Antonio (1), Texas, as well as 6,000 square feet of administrative office space located in San Antonio, Texas, its Oklahoma City, Oklahoma facilities, and a 4,140-acre ranch located in Cotulla, Texas. The remaining facilities operate on leased premises, with the unexpired terms of the leases ranging from six months to eight years, inclusive of options to renew. The Company has an option to terminate its leases on the Bossier City, Louisiana and Laredo, Texas locations, by providing notice and paying rent ranging from three to six months. In all cases the Company pays a fixed rent and is responsible for taxes, insurance, repairs and maintenance. For 1995, the total net rent expense for the Company's leased stores was approximately $762,000. The building square footage of the Company's full-service truck centers range in size from 13,500 to 73,000 square feet, and are situated on lots ranging from three to 14 acres, while the parts/service facilities range in size from 2,500 to 62,000 square feet, and are situated on lots ranging from 0.4 to five acres.


LEGAL PROCEEDINGS AND INSURANCE

     From time to time, the Company is involved in certain litigation arising out of its operations in the ordinary course of business. The Company maintains liability insurance, including product liability coverage, in amounts deemed adequate by management. To date, aggregate costs to the Company for claims, including product liability actions, have not been material. However, an uninsured or partially insured claim, or claim for which indemnification is not available, could have a material adverse effect on the financial condition of the Company. The Company believes that there are no claims or litigation pending, the outcome of which could have a material adverse effect on the financial position or results of operations of the Company, however, due to the inherent uncertainty of litigation, there can be no assurance that the resolution of any particular claim or proceeding would not have a material adverse effect on the Company's results of operations for the fiscal period in which such resolution occurred.

REGULATION

     The Company is subject to the National Traffic and Motor Vehicle Safety Act (the "Act"), Federal Motor Vehicle Safety Standards promulgated by the DOT and various state motor vehicle regulatory agencies. The Company believes that it is in compliance with the Act and applicable standards.


     The Company's service and body shop facilities are subject to federal, state and local laws and regulations concerning environmental matters with respect to air quality and discharges into the environment, as well as storage, shipping, disposing and manifesting of hazardous materials and hazardous and non-hazardous waste. These environmental matters are associated with the repair and maintenance of heavy-duty trucks at the Company's facilities, and no location or operation exceeds small quantity generation status. In addition, these laws and regulations affect the storing, dispensing and discharge of petroleum-based products and other waste, and require the Company to secure permits in connection with its dealership operations. The securing of permits and compliance with all laws and regulations can be costly and could, in the future, affect the Company's earnings; however, to date, the cost of permitting and compliance has not been material. Further, each dealership must comply with local governmental requirements concerning zoning, land use and environmental factors. Although the Company has not experienced difficulties in obtaining the required licensing or approvals, difficulties in obtaining such licensing or approvals in the future could result in delays in the opening of proposed new dealerships. State and local laws and regulations also require each dealership to obtain licenses to operate as a dealer in heavy-duty vehicles. The Company has obtained all necessary licenses and permits, and management believes the Company is in full compliance with all federal, state and local laws and regulations.


     The Company's insurance and financing services are subject to the laws and regulations of the states in which it conducts business. These laws and regulations cover all aspects of the Company's insurance and financing business, including, with respect to insurance, licensing, regulation of insurance premiums financing rates and insurance agency legislation pertaining to insurance agencies and their affiliates; and with respect to financing, commercial finance regulations that in some states may be similar to certain consumer finance regulations, including those governing interest rates and charges, maximum amounts and maturities of credit and disclosure to debtor of certain terms of each transaction.

     The Company is also subject to the regulations promulgated by the Occupational Safety and Health Administration ("OSHA"), which regulates workplace health and safety. The Company's facilities are periodically inspected by representatives of OSHA.

TRADEMARKS


     The Peterbilt, Volvo and GMC trademarks and trade names, which are licensed from each of the respective corporations, are recognized internationally and play an important role in the marketing of the Company's products. Each corporation engages in a continuous program of trademark and trade name protection in all marketing areas. The Company does not hold any registered trade or service marks at this time, but has trademark applications pending with the U. S. Patent and Trademark Office for the names "Rush Truck Centers" and "Rush Enterprises."


PRODUCT LIABILITY

     Products that have been or may be sold by the Company may expose it to potential liabilities for personal injury or property damage claims relating to the use of such products. Historically, product liability claims have not been material to the Company. While the Company maintains third-party product liability insurance which it believes to be adequate, there can be no assurance that the Company will not experience legal claims in excess of its insurance coverage, or claims which are ultimately not covered by insurance. Furthermore, if any significant claims are made against the Company or PACCAR, the Company's business may be adversely affected by related negative publicity.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:


                    NAME                      AGE                      POSITION
- --------------------------------------------  ---   -----------------------------------------------
W. Marvin Rush..............................  57    Chairman of the Board, Chief Executive Officer
                                                    and Director
W. M. "Rusty" Rush..........................  38    President and Director
Robin M. Rush...............................  36    Executive Vice President, Secretary, Treasurer
                                                    and Director
D. Jeffery Michell..........................  50    Vice President -- Chief Financial Officer
David C. Orf................................  45    Vice President -- Sales and Marketing
B. J. Janner................................  52    Vice President -- Parts and Service
Brent Hughes................................  52    Vice President -- Financial Services
J. M. "Spike" Lowe..........................  51    Vice President -- Corporate Development
Donald Teague...............................  54    Vice President -- California Operations
Ralph West..................................  52    Vice President -- Leasing and Rental Operations
John Hiltabiddle............................  51    Controller
Joseph M. Dunn..............................  69    Director Nominee
Ronald J. Krause............................  68    Director Nominee


     W. MARVIN RUSH founded the Company in 1965. He served as President from inception until November 1995, and has served as Chairman of the Board and Chief Executive Officer since November 1995. He served on the Peterbilt dealer council from 1984-1987 and was elected its Chairman in 1987. He was also active on the PacLease Executive Committee from 1989-1992 and was Chairman in 1992. Other honors include the Peterbilt Dealer of the Year in 1986, 1987 and 1988, as well as the Midranger Dealer of the Year in 1989. His highest Peterbilt honor was being named North American Peterbilt Dealer of the Year for the 1993-1994 year. Mr. Rush also serves as a director of TexStar National Bank.


     W. M. "RUSTY" RUSH served as Vice President and Executive Vice President of the Company from 1990 until November 1995 and has served as President of the Company since November 1995. For the past several years he has overseen the sales and finance departments. He is responsible for the total operations of the Company in Texas, California and Louisiana.



     ROBIN M. RUSH has been with the Company since 1991, and served as Vice President and general manager of the Company from 1993 until November 1995. Mr. Rush has served as Secretary and Treasurer of the Company since October 1995 and as Executive Vice President of the Company since November 1995. He is presently the general manager of the San Antonio Peterbilt dealership. In addition, he oversees the administrative department of the Company which includes Human Resources, Environmental and Corporate Development.



     D. JEFFERY MICHELL, CPA joined the Company in April 1996 as Vice President and Chief Financial Officer. Mr. Michell has more than 21 years' experience in the freight transportation industry. From March 1988 to February 1996, Mr. Michell worked for Burlington Northern Inc. as Director of Marketing Resources and later as Director of Investor Relations. Prior to March 1988, Mr. Michell was Vice President of Finance and Administration for Victory Freightway System, held numerous financial, accounting and management positions with North American Van Lines and began his career with Ernst & Ernst in 1969. Mr. Michell holds a Master of Business Administration degree from Indiana University.

     DAVID C. ORF has served as Vice President of Sales and Marketing of the Company since 1993. Mr. Orf was the general manager of the Company's Houston, Texas facilities until January 1996. Prior to joining the Company, Mr. Orf served as the Southeast region manager of Peterbilt Motors Company, a division of PACCAR.

     B. J. JANNER has been with the Company since 1969 and has served as Vice President of the Company since 1993. Mr. Janner is currently the director of parts and services for all of the Company's truck centers.

     BRENT HUGHES has served as Vice President of Financial Services since 1993. He is in charge of all secured lending in Oklahoma and Texas and supervises California financing. Mr. Hughes was with Associates Commercial Corporation for 22 years, was Branch Manager in New York City, and later in San Antonio, and was Senior Vice President of the Western Region when he left to join the Company in 1992.

     J. M. "SPIKE" LOWE has been with the Company since 1968, and has served as a Vice President of the Company since 1994. Currently he is responsible for acquisitions and all open account and unsecured lending for the Company.


     DONALD TEAGUE has been with the Company since 1991 and has been a Vice President since 1995. Mr. Teague has served as the general manager at several of the Company's full-service truck centers, including the Lufkin, Texas facility, and is currently Vice President responsible for all of the Company's California operations. Prior to joining the Company, Mr. Teague was the manager of an unrelated Peterbilt dealership.


     RALPH WEST has been with the Company since 1994 and has served as a Vice President of the Company responsible for all leasing and rental operations since that time. Prior to joining the Company, Mr. West had been with Ryder Truck Rentals. During his 28 years at Ryder Truck Rentals, Mr. West served in various executive positions, with the last 14 years as Vice President.

     JOHN HILTABIDDLE, CPA has served as the Controller of the Company since December 1993. Mr. Hiltabiddle served as the Controller of two large automobile dealerships from 1989 until December 1993, and from 1984 until 1989, respectively. Mr. Hiltabiddle had 12 years of public accounting experience prior to joining the automobile dealership in 1984.


     JOSEPH M. DUNN has agreed to serve as a director of the Company beginning after the closing of the offering. Mr. Dunn has over 30 years of experience in the heavy-duty truck sales industry. Mr. Dunn joined PACCAR in 1964, and served as President and as a member of the Board of Directors of PACCAR from 1987 until his retirement in January 1992. Mr. Dunn is currently a director of SeaFirst Corporation and Seattle First National Bank and was a member of Western Highway Institute as Vice President at Large, Western Region.



     RONALD J. KRAUSE has agreed to serve as a director of the Company beginning after the closing of the offering. Mr. Krause served as President of Associates Commercial Corporation from 1976 until 1981 and President and Chief Operating Officer of Associates Corporation of North America from 1981 until 1989. Mr. Krause also was Vice Chairman of the Board of Directors of Associates of North America from 1988 until his retirement in 1989.


     W. M. "Rusty" Rush and Robin M. Rush are brothers and the sons of W. Marvin Rush. There are no other family relationships among the executive officers and directors of the Company.

     All directors of the Company hold office until the next annual meeting of shareholders and the election and qualification of their successors. Each officer of the Company was chosen by the Board of Directors and serves at the pleasure of the Board of Directors until his or her successor is appointed or until his or her earlier resignation or removal in accordance with applicable law.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1995, compensation of executive officers of the Company was determined by W. Marvin Rush, Chairman of the Board and Chief Executive Officer of the Company. Simultaneously with the completion of this offering, the Company will establish a Compensation Committee to review the performance of executive officers, establish overall employee compensation policies and recommend to the Board of Directors major compensation programs. No member of such Compensation Committee will be an executive officer of the Company. It is anticipated that the members of the Compensation Committee and Audit Committee will be Joseph M. Dunn and Ronald J. Krause.

DIRECTOR COMPENSATION

     Directors of the Company are not currently compensated for their services as directors. The Company, however, intends to begin compensating non-employee directors for their services in a manner and amount commensurate with other comparable companies.

EXECUTIVE COMPENSATION

     The following table summarizes all compensation awarded to, earned by or paid for services rendered to the Company in all capacities during the year ended December 31, 1995 by the Company's Chief Executive Officer and the Company's four other most highly compensated executive officers during 1995 (together, the "Named Officers").

                           SUMMARY COMPENSATION TABLE


                                                         ANNUAL COMPENSATION
                                                        ---------------------        ALL OTHER
             NAME AND PRINCIPAL POSITION                 SALARY       BONUS       COMPENSATION($)
- ------------------------------------------------------  --------     --------     ----------------
W. Marvin Rush
  Chairman of the Board and Chief Executive Officer...  $263,860           --         $ 27,142(1)
W. M. "Rusty" Rush
  President...........................................  $ 65,900     $150,000         $  5,569(2)
David C. Orf
  Vice President......................................  $ 91,200     $162,000         $  2,310(3)
Brent Hughes
  Vice President......................................  $131,400     $ 95,000         $  2,310(3)
Donald Teague
  Vice President......................................  $127,275     $ 85,000         $  4,244(3)


- ---------------

(1) Consists of matching contributions to the Company's 401(k) plan ($2,310), life insurance premiums ($4,554) and personal use of the Company's corporate aircraft paid for by the Company ($20,278).



(2) Consists of matching contributions to the Company's 401(k) plan ($2,044) and personal use of the Company's corporate aircraft paid for by the Company ($3,525).



(3) Consists of matching contributions to the Company's 401(k) plan.


EMPLOYMENT AGREEMENTS AND CHANGE-IN-CONTROL ARRANGEMENTS

     Upon completion of the offering, the Company will enter into employment agreements with W. Marvin Rush, W. M. "Rusty" Rush and Robin M. Rush which provide a four-year term, subject to automatic extension for an additional one year on each one-year anniversary of the agreements. These employment agreements are subject to early termination as provided therein, including termination by the Company for "cause" (as defined in the employment agreements) or termination by W. Marvin Rush, W. M. "Rusty" Rush or Robin M. Rush, as applicable, for "good reason" (as defined in the employment agreements). The employment agreements provide for annual base salaries as follows: W. Marvin Rush -- $525,000, W. M. "Rusty" Rush -- $150,000 and Robin M. Rush -- $108,000. The employment agreements also provide for bonuses at the discretion of the Compensation Committee of the Board.

     The employment agreements with W. Marvin Rush, W. M. "Rusty" Rush and Robin
M. Rush provide that if the Company terminates their employment without cause (including the Company's election to not extend the employment agreements at any renewal date) or within two years of a change in control, or if they resign their employment for "good reason" (as "good reason" is defined in the employment agreements), they will be entitled to receive, at their election, either a lump-sum payment in the amount equal to their base salary for the unexpired term of their agreements or continuation of their base salary and benefits through the unexpired term of their agreements. A change of control is deemed to have occurred if (i) more than 30% of the combined voting power of the Company's then outstanding securities is acquired, directly or indirectly, or
(ii) at any time during the 24-month period after a tender offer, merger, consolidation, sale of assets or contested election, or any combination of such transactions, at least a majority of the Company's Board of Directors shall cease to consist of "continuing directors" (meaning directors of the Company who either were directors prior to such transaction or who subsequently became directors and whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least two-thirds of the directors then still in office who were directors prior to such transaction), or (iii) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 60% of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or
(iv) the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement of sale or disposition by the Company of all or substantially all of the Company's assets.


     Upon completion of the offering, the Company will also enter into employment agreements with D. Jeffery Michell, David C. Orf, B. J. Janner, Brent Hughes, J. M. "Spike" Lowe, Donald Teague and Ralph West, which provide for annual base salaries as follows: D. Jeffery Michell -- $100,000, David C. Orf -- $129,000, B. J. Janner -- $102,000, Brent Hughes -- $131,400, J. M. "Spike"
Lowe -- $138,000, Donald Teague -- $126,000, Ralph West -- $138,600 and John Hiltabiddle -- $79,200. The employment agreements also provide for incentive bonuses at the discretion of the Compensation Committee of the Company. The employment agreements for these executives do not contain any change in control arrangements and are terminable by the Company upon six months' prior written notice or, in lieu thereof, immediately terminable upon the payment to the employee of six months of his then effective base salary.


INCENTIVE PLAN

     In April 1996, the Board of Directors and shareholders adopted the Rush Enterprises, Inc. Long-Term Incentive Plan (the "Incentive Plan"). The Incentive Plan is intended to advance the best interests of the Company and its shareholders by attracting, retaining and motivating employees, advisors and consultants of the Company. The Incentive Plan provides for the grant of stock options (which may be non-qualified stock options or incentive stock options for tax purposes), stock appreciation rights issued independent of or in tandem with such options ("SARs"), restricted stock awards and performance awards, thereby increasing the personal stake of participants in the continued success and growth of the Company.

     The Incentive Plan will be administered by the Compensation Committee or other designated committee of the Board of Directors (the "Committee"), which consists solely of two or more non-employee directors of the Company who are disinterested within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934. The Committee will have broad authority to interpret and administer the Incentive Plan, including the power to grant and modify awards and the power to limit or eliminate its discretion as it may deem advisable to comply with or obtain preferential treatment under any applicable tax or other law, rule or regulation. The Committee will also have broad authority to accelerate the vesting of an award or the time at which any award is exercisable or to waive any condition or restriction on the vesting, exercise or receipt of any award. The Board of Directors may at any time amend, suspend, discontinue or terminate the Incentive Plan without shareholder approval or approval of participants, subject to certain limitations.

     Initially, 500,000 shares of Common Stock will be available for issuance under the Incentive Plan. In addition, as of January 1 of each year the Incentive Plan is in effect, if the total number of shares of Common

Stock issued and outstanding, not including any shares issued under the Incentive Plan, exceeds the total number of shares of Common Stock issued and outstanding as of January 1 of the preceding year (or, for 1995, as of the commencement of the Incentive Plan), the number of shares available will be increased by an amount such that the total number of shares available for issuance under the Incentive Plan equals 5% of the total number of shares of Common Stock outstanding, not including any shares issued under the Incentive Plan. Lapsed, forfeited or cancelled awards will not count against these limits. Cash exercises of SARs and cash settlement of other awards will also not be counted against these limits but the total number of SARs and other awards settled in cash shall not exceed the total number of shares authorized for issuance under the Incentive Plan (without reduction for issuances).

     The aggregate number of shares of Common Stock subject to stock options or SARs that may be granted to any one participant in any one year under the Incentive Plan shall be 100,000. The aggregate number of shares of Common Stock that may be granted to any one participant in any one year in respect of restricted stock shall be 100,000. The aggregate number of shares of Common Stock that may be received by any one participant in any one year in respect of a performance award shall be 100,000 and the aggregate amount of cash that may be received by any one participant in any one year in respect to a performance award shall be $500,000.

     To date, no awards have been made under the Incentive Plan. However, prior to this offering, the Company intends to grant options under the Incentive Plan to purchase an aggregate of 19,403 shares (assuming an offering price of $12 per share) to 18 employees, all of which will be fully vested. Such options will be exercisable at 90% of the initial public offering price.

401(K) PLAN AND OTHER EMPLOYEE BENEFITS


     The Company provides a 401(k) Plan to its employees in California (the "California 401(k) Plan") and in the other areas of its operations (the "Principal 401(k) Plan"). The plans provide that employees who have completed at least one year of service and attain the age of 21 are eligible to participate, subject to certain other conditions. Eligible participants under the Principal 401(k) Plan may elect to defer receipt of up to a maximum of 10% of their annual compensation (up to a maximum dollar amount established in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended) and have such deferred amounts contributed to the Principal 401(k) Plan. The Company makes matching contributions under the Principal 401(k) Plan equal to 25% each year, with such participants always being 100% vested in their contributions with employer contributions vesting over a five-year period. Under the California 401(k) Plan, the Company contributes an amount equal to 2.5% of the eligible employees' compensation and participating employees do not make contributions. The aggregate amount of the Company's contributions for 1995 under these plans was $293,000.


LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Company's Articles of Incorporation to be effective immediately prior to the consummation of this offering provide that the liability of the directors for monetary damages shall be limited to the fullest extent permissible under Texas law. This limitation of liability does not affect the availability of injunctive relief or other equitable remedies.

     The Company's Bylaws to be effective immediately prior to the consummation of this offering provide that the Company will indemnify its directors and officers to the fullest extent possible under Texas law. These indemnification provisions require the Company to indemnify such persons against certain liabilities and expenses to which they may become subject by reason of their service as a director or officer of the Company or any of its affiliated enterprises. In addition, the Company has entered into indemnification agreements with each of its directors providing indemnification to the fullest extent permitted by applicable law and also setting forth certain procedures, including the advancement of expenses, that apply in the event of a claim for indemnification.

                             PRINCIPAL SHAREHOLDERS


     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of May 10, 1996 and as adjusted to reflect the sale by the Company of the shares offered hereby with respect to (a) each shareholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (b) each director and director nominee, (c) the Named Officers and (d) all executive officers and directors as a group.



                                                                       PERCENTAGE OF      PERCENTAGE OF
                                                        NUMBER OF         SHARES              SHARES
                                                         SHARES        BENEFICIALLY        BENEFICIALLY
                                                        BENEFICIALLY       OWNED              OWNED
       NAME AND ADDRESS OF BENEFICIAL OWNER(1)          OWNED(2)      BEFORE OFFERING     AFTER OFFERING
- ------------------------------------------------------  ---------     ---------------     --------------
W. Marvin Rush........................................  3,750,000           100%                60%
W. M. "Rusty" Rush(3).................................      3,041             *                  *
Robin M. Rush(3)......................................        750             *                  *
David C. Orf(3).......................................      3,284             *                  *
Brent Hughes(3).......................................      1,926             *                  *
Donald Teague(3)......................................      1,723             *                  *
Joseph M. Dunn........................................         --            --                 --
  1556 77th Place, N.E.
  Medina, Washington 98039
Ronald J. Krause......................................         --            --                 --
  316 Steeplechase Drive
  Irving, Texas 75062
All executive officers and directors as a group (13
  persons)(4).........................................  3,763,848           100%                60%


- ---------------
* Less than 1%.

(1) Except as otherwise noted, the street address of the named beneficial owner is 8810 I.H. 10 East, San Antonio, Texas 78219.

(2) Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.


(3) Consists of shares of Common Stock issuable upon the exercise of options to be granted under the Company's Incentive Plan prior to the completion of this offering. See "Management -- Incentive Plan."



(4) Includes 14,862 shares (assuming an offering price of $12.00 per share) of Common stock issuable upon the exercise of options to be granted to certain executive officers under the Incentive Plan upon the completion of the offering. See "Management -- Incentive Plan."

                              CERTAIN TRANSACTIONS


     W. Marvin Rush, Chairman of the Board and Chief Executive Officer of the Company, and J. M. "Spike" Lowe, Vice President of the Company, own 65% and 10%, respectively, of the outstanding capital stock of Ruel Smith Transportation Services ("Ruel Smith"), a trucking company that leased office space ($41,000, $45,000 and $60,000 in rent paid to the Company in 1993, 1994 and 1995, respectively, and $12,000 during the three-month period ended March 31, 1996) and purchased $1.6 million, $535,000 and $770,000 of products and services from Rush Enterprises in 1993, 1994 and 1995, respectively, and $218,000 during the three-month period ended March 31, 1996.



     W. Marvin Rush owns 45% of San Marcos Pontiac GMC Trucks, Inc. ("SMP"), a retailer of GMC trucks and automobiles. During 1995, Rush Enterprises had approximately $770,000 of outstanding loans to SMP and the Company purchased $146,000 of delivery trucks from SMP. During 1995, the Company also had approximately $400,000 in outstanding loans to Hill Country Enterprises, Inc. ("HCE"), an entity owned 52 1/2% by W. Marvin Rush. The loans were made to SMP and HCE to support their working capital needs. As of the date of this Prospectus, the Company did not have any outstanding loans to SMP or HCE. In April 1996, Mr. Rush entered into a contract to dispose of his interest in SMP and sold HCE in February 1996.



     Under Article 21.14 of the Texas Insurance Code ("TIC"), every officer, director and shareholder of a corporation licensed to act as a local recording agent must be individually licensed to act as an insurance agent. An insurance agent is required to be a resident of the State of Texas and pass an examination for a local recording insurance agent's license. W. Marvin Rush, Chairman of the Board and Chief Executive Officer of the Company, is licensed to act as an insurance agent in the State of Texas and is therefore qualified to act as the shareholder, director and officer of AA, the corporation currently affiliated with the Company that is licensed to act as a local recording agent. Prior to the offering, the Company will acquire as a wholly-owned subsidiary, a managing general agent (the "MGA") licensed under Article 21.07-3 of the TIC to manage all of the operations of AA following the offering. In addition to managing AA, the MGA will be qualified to receive any and all commission income which would otherwise have been payable to AA. The MGA, Mr. Rush and AA will enter into agreements pursuant to which (i) the MGA will manage all operations of AA following the offering, (ii) all of the income of AA will be transferred to MGA,
(iii) the Company will transfer such funds to AA as are necessary for its operation, and (iv) Mr. Rush will grant the MGA the right to transfer legal ownership of the shares of capital stock of AA to a properly licensed local recording agent of MGA's choice in the event of any attempted disposition of such shares by Mr. Rush, including death, divorce, voluntary transfer, pledge or otherwise. Mr. Rush will continue to own all of the outstanding stock of AA subsequent to the offering, subject to his agreements with MGA prohibiting the transfer of such capital stock.


     The Company invests funds belonging to Ruel Smith on Ruel Smith's behalf under the Company's arrangement with GMAC pursuant to which the Company receives the prime rate on overnight funds.

     The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions between the Company and its officers, directors, principal shareholders and their affiliates will continue to be approved by a majority of the members of the Company's Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors, and will continue to be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                          DESCRIPTION OF CAPITAL STOCK


     The Company's authorized capital stock consists of 25,000,000 shares of Common Stock, $.01 par value, and 1,000,000 shares of preferred stock, $.01 par value. As of May 10, 1996, the Company had issued and outstanding 3,750,000 shares of Common Stock. As of such date, there was one holder of record of the Common Stock. No shares of preferred stock have been designated or issued.


COMMON STOCK

     Holders of shares of Common Stock are entitled to one vote per share for the election of directors and all matters to be submitted to a vote of the Company's shareholders. Subject to the rights of any holders of preferred stock which may be issued in the future, the holders of shares of Common Stock are entitled to share ratably in such dividends as may be declared by the Board of Directors and paid by the Company out of funds legally available therefor. In the event of dissolution, liquidation or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities and liquidation preferences, if any. Holders of shares of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares of Common Stock to be issued by the Company in connection with this offering will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK


     The Company's Articles of Incorporation authorizes the issuance of preferred stock with designations, rights and preferences determined from time to time by its Board of Directors. Accordingly, the Company's Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. In the event of issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. See "Risk Factors -- Control by Existing Shareholders" and "Possible Anti-Takeover Effects."


CERTAIN ARTICLES OF INCORPORATION AND BYLAW PROVISIONS

     The Company has no super-majority, staggered board or other anti-takeover provisions in either its Articles of Incorporation or Bylaws. The Articles of Incorporation of the Company contain provisions which eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty other than liability for a breach of the duty of loyalty, acts or omissions not in good faith that constitute a breach of the director's duty to the Company, acts that involve intentional misconduct or a knowing violation of the law, transactions in which the director receives an improper benefit and acts or omissions for which liability is expressly provided by an applicable statute. The Bylaws of the Company contain provisions requiring the indemnification of the Company's directors and officers, and persons serving at the request of the Company as a director or officer of another corporation, to the fullest extent permitted under the Texas Business Corporation Act. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers of the Company.

RIGHTS AGREEMENT

     On April 8, 1996, the Board of Directors of the Company declared a dividend of one common share purchase right (a "Right") for each share of Common Stock outstanding. Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $35.00 per share (the "Purchase Price"), upon the terms and subject to the conditions set forth in a Rights Agreement dated as of April 8, 1996 (the "Rights Agreement"), between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

     Until the earlier of (i) ten business days after a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person"), which term does not include the Company, any subsidiary of the Company, any employee benefit plan of the Company or the Company's subsidiaries, or any entity holding

Common Stock for or pursuant to any such plan, have acquired beneficial ownership of 20% or more of the Common Stock and (ii) ten business days after the commencement of, or the first public announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in beneficial ownership by a person or group (excluding the Company, any subsidiary of the Company, any employee benefit plan of the Company or its subsidiaries, and any entity holding Common Stock for or pursuant to any such plan) of 20% or more of the shares of Common Stock outstanding (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any certificate for Common Stock outstanding, by such certificate together with a copy of a Summary of Rights and, with respect to any certificate for new issuances of Common Stock before the Distribution Date (or earlier redemption or expiration of the Rights), by such certificate, which will bear a notation incorporating the Rights Agreement by reference.

     Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (i) the Rights will be transferred with and only with the Common Stock, and (ii) the surrender for transfer of any certificate for Common Stock will also constitute the transfer of the rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on April 7, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

     The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the issuance to holders of the Common Stock of certain rights, options or warrants to subscribe for or purchase Common Stock at a price, or securities convertible into Common Stock with a conversion price, less than the then current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Common Stock, or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of shares of Common Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     In the event, following the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such (the "Shares Acquisition Date"), the Company is, in effect, acquired in a merger or other business combination transaction or more than 50% of its consolidated assets or earning power is sold, proper provision will be made so that each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person, will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the acquiring person equal to the result obtained by dividing (x) the then current Purchase Price multiplied by the number of shares of Common Stock for which a Right is then exercisable by (y) 50% of the market price per share of common stock of the Acquiring Person at the time of such transaction. In the event any person becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person, which Rights will thereafter be null and void and the holder thereof shall have no rights with respect to such Rights, whether under the Rights Agreement or otherwise, will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price a number of shares of Common Stock equal to the result obtained by dividing the then current Purchase Price by 50% of the market price per share of Common Stock at the date such person became an Acquiring Person. Under certain circumstances, other securities, property, cash or combinations thereof, including a combination with

Common Stock, that are equal in value to the number of shares of Common Stock for which the Right is exercisable may be issued in lieu of Common Stock for which the Right is exercisable.

     Under certain circumstances, after a person becomes an Acquiring Person, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Stock will be issued, and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of exercise.

     At any time prior to the close of business on the tenth business day after the Shares Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.02 per Right (the "Redemption Price"), which may be paid in cash, with Common Stock or other consideration deemed appropriate by the Board of Directors of the Company. Immediately upon the action of the Board of Directors of the Company to redeem the Rights, the Company shall announce the redemption, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights at any time to cure any ambiguity or to correct or supplement any defective or inconsistent provisions and may, prior to the Distribution Date, be amended to change or supplement any other provision in any manner that the Company may deem necessary or desirable. After the Distribution Date, the terms of the Rights may be amended (other than to cure ambiguities or to correct or supplement defective or inconsistent provisions) only so long as the amendment does not adversely affect the interests of the holders of the Rights (not including an Acquiring Person, in whose hands Rights are void).

     Each share of Common Stock currently outstanding has been issued one Right, and each share of Common Stock issued pursuant to this offering will be issued one Right. In addition, the Company will issue one Right for each share of Common Stock that becomes outstanding prior to the Distribution Date (or the earlier expiration, exchange or redemption of the Rights) so that all such shares will have attached Rights.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to the close of business on the tenth business day after the Shares Acquisition Date, redeem all but not less than all of the then outstanding Rights at the Redemption Price.

SHARES RESERVED FOR ISSUANCE


     The Company has 500,000 shares of Common Stock reserved for issuance upon exercise of any awards granted under the Company's Incentive Plan adopted in 1996 and 250,000 shares reserved for issuance upon exercise of the Representatives' Warrants. See "Management -- Incentive Plan" and
"Underwriting."


LISTING

     The Company's Common Stock has been approved for listing on the Nasdaq National Market under the trading symbol "RUSH."

TRANSFER AGENT

     The Transfer Agent for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for the Common Stock of the Company, and no assurance can be given that a significant public market for the Common Stock can be developed or sustained after the offering. Future sales of substantial amounts of Common Stock in the public market could have a material effect on the market price of the Common Stock from time to time.

     Upon completion of the offering, the Company will have outstanding approximately 6,250,000 shares of Common Stock. Of these shares, the 2,500,000 shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act, unless they are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act (which sales would be subject to certain limitations and restrictions described below).

     The remaining 3,750,000 shares of Common Stock, all of which are held by W. Marvin Rush, may be sold in the public market only if registered or pursuant to an exemption from registration such as Rules 144 or 144(k) promulgated under the Securities Act. Certain shares of the Company's Common Stock outstanding after the offering will be subject to contractual lock-up agreements with the Company or the Underwriters. Specifically, Mr. Rush and holders of securities exercisable into shares of Common Stock have executed lock-up agreements providing that they will not offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, or agree to dispose of, any shares of Common Stock (other than gifts) until 180 days after the date of this Prospectus at which time their shares will be released from the lock-up. In addition, W. Marvin Rush, W. M. "Rusty" Rush, Robin Rush and Barbara Rush (wife of W. Marvin
Rush), have granted PACCAR a right of first refusal to purchase their respective shares of Common Stock in the event that any such individuals desire to transfer in excess of 100,000 shares in any 12-month period to any person other than a family member, an associate or a Dealer Principal (as defined in the PACCAR dealership agreement).

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of the Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least two years (including the holding period of any prior owner except an affiliate) is entitled to sell in "brokers' transactions" or to market makers, within any three-month period a number of shares that does not exceed the greater of (a) one percent of the number of shares of Common Stock then outstanding (approximately 62,500 shares immediately after this offering) or (b) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are subject to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Unless otherwise restricted "144(k) shares" may therefore be sold immediately upon the completion of this offering. Under Rule 701 under the Securities Act, persons who purchase shares upon exercise of options granted prior to this offering are entitled to sell such shares 90 days after this offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the volume limitation or notice filing provisions of Rule 144. In addition, Rule 144A would permit the resale of restricted securities to qualified institutional buyers, subject to compliance with conditions of the Rule.

     After the expiration of the 180-day lock-up period, 3,750,000 shares, which have been held by W. Marvin Rush for over three years, will be eligible for sale in the public market subject to compliance with Rule 144.

     The Company is unable to estimate accurately the number of "restricted" shares that will be sold under Rule 144 since this will depend in part on the market price for the Common Stock, the personal circumstances of the sellers and other factors.


     After the completion of this offering, the Company intends to file a Registration Statement on Form S-8 under the Securities Act to register the 500,000 shares of Common Stock reserved for issuance under the Company's Incentive Plan. After the date of such filing if not otherwise subject to a lock-up agreement, shares purchased pursuant to the Company's Incentive Plan generally would be available for resale in the public market. Although the Company has not granted any awards under such plans as of the date of this Prospectus, the Company plans to grant options under such plan to purchase an aggregate of 19,403 shares prior to this offering. See "Management -- Incentive Plan."

                                  UNDERWRITING


     Subject to the terms and conditions of the Underwriting Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, the Underwriters named below (the "Underwriters"), have severally, and not jointly, agreed, through Ladenburg, Thalmann & Co. Inc. and Principal Financial Securities, Inc., the Representatives of the Underwriters, to purchase from the Company, and the Company has agreed to sell to the Underwriters, the aggregate number of shares of Common Stock set forth opposite their respective names.



                                                                                    NUMBER OF
                                   UNDERWRITERS                                      SHARES
- ----------------------------------------------------------------------------------  ---------
Ladenburg, Thalmann & Co. Inc. ...................................................
Principal Financial Securities, Inc. .............................................

                                                                                    ---------
          Total...................................................................  2,500,000
                                                                                     ========


     The Underwriters are committed to take and to pay for all of the shares of Common Stock offered hereby, if any are purchased.

     The Underwriters have advised the Company that they propose to offer all or part of the Common Stock offered directly to the public initially at the price to the public set forth on the cover page of this Prospectus, that they may offer shares to certain dealers at a price that represents a concession of not more than $. per share and that the Underwriters may allow, and such dealers may reallow, a concession of not more than $. per share to certain other dealers. After the commencement of this offering, the price to the public and the concessions may be changed.

     The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with sale of the shares offered hereby. To the extent the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase the same percentage thereof as the percentage of the initial shares to be purchased by that Underwriter.

     The Company has agreed to indemnify the Underwriters and certain related persons against certain liabilities, including certain liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.


     The Company and its directors, officers and affiliates have agreed that they will not, directly or indirectly, offer, sell or otherwise dispose of any equity securities of the Company or any securities convertible into or exchangeable for, or any rights to purchase or acquire, equity securities of the Company for a period of 180 days after the date of this Prospectus, without the prior written consent of the Representatives of the Underwriters.



     The Company has agreed to issue to the Representatives of the Underwriters and their designees, for their own accounts, warrants to purchase an aggregate of 250,000 shares of Common Stock. The warrants will be exercisable during the four-year period commencing one year after the date hereof, at an exercise price per share equal to 120% of the initial public offering price. The warrants will contain customary anti-dilution provisions and certain rights to register the shares issuable upon exercise of the warrants under the Securities Act.

     Prior to this offering, there has been no public market for the Common Stock. The initial offering price was determined by negotiations between the Company and the Representatives. Among the factors considered in such negotiations were the Company's historical results of operations and financial condition, prospects for the Company and for the industry in which the Company operates, the Company's capital structure, and the general condition of the securities market.



     The Representatives of the Underwriters have informed the Company that the Underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered hereby, and the Representatives of the Underwriters do not intend to confirm sales of shares to any account over which they exercise discretionary authority.


                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Fulbright & Jaworski L.L.P., San Antonio, Texas. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Akin, Gump, Strauss, Hauer & Feld, L.L.P., San Antonio, Texas.

                                    EXPERTS

     The financial statements included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The statements of income, stockholders' equity and cash flows of Kerr Consolidated, Inc. for the year ended December 31, 1994 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, Independent Auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or any other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the offices of the Commission in Washington, D.C., and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549 upon the payment of the fees prescribed by the Commission.

     The Company intends to furnish to its shareholders annual reports containing financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                             RUSH ENTERPRISES, INC.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
RUSH ENTERPRISES, INC., AND AFFILIATE:
  Report of Independent Public Accountants...........................................    F-2
  Combined Balance Sheets as of December 31, 1994 and 1995, and March 31, 1996.......    F-3
  Combined Statements of Income for the Years Ended December 31, 1993, 1994 and 1995,
     and Three Months Ended March 31, 1995 and 1996..................................    F-4
  Combined Statements of Shareholder's Equity for the Years Ended December 31, 1993,
     1994 and 1995, and Three Months Ended March 31, 1996............................    F-5
  Combined Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and
     1995, and Three Months Ended March 31, 1995 and 1996............................    F-6
  Notes to Combined Financial Statements.............................................    F-7
KERR CONSOLIDATED, INC.:
  Reports of Independent Public Accountants..........................................   F-23
  Consolidated Statements of Income for the Eleven-Month Period Ended November 30,
     1995, and the Year Ended December 31, 1994......................................   F-25
  Consolidated Statements of Stockholders' Equity for the Eleven-Month Period Ended
     November 30, 1995, and the Year Ended December 31, 1994.........................   F-26
  Consolidated Statements of Cash Flows for the Eleven-Month Period Ended November
     30, 1995, and the Year Ended December 31, 1994..................................   F-27
  Notes to Consolidated Financial Statements.........................................   F-28
RUSH ENTERPRISES, INC., AND AFFILIATE:
  Introduction to Unaudited Pro Forma Combined Statement of Operations for the Year
     Ended December 31, 1995.........................................................   F-32
  Pro Forma Combined Statement of Operations for the Year Ended December 31, 1995
     (Unaudited).....................................................................   F-33
  Notes to Pro Forma Combined Statement of Operations (Unaudited)....................   F-34

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Rush Enterprises, Inc.:

     We have audited the accompanying combined balance sheets of Rush Enterprises, Inc. (a Texas corporation), and Associated Acceptance, Inc. (Affiliate), as of December 31, 1994 and 1995, and the related combined statements of income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Rush Enterprises, Inc., and Affiliate as of December 31, 1994 and 1995, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

San Antonio, Texas
March 22, 1996 (except with respect
  to the matters discussed in Note 2,
  as to which the date is April 5, 1996)

                      RUSH ENTERPRISES, INC. AND AFFILIATE

                            COMBINED BALANCE SHEETS

                 DECEMBER 31, 1994 AND 1995, AND MARCH 31, 1996


                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)



                                                          DECEMBER 31,                      PRO FORMA,
                                                       ------------------     MARCH 31,      MARCH 31,
                                                        1994       1995         1996           1996
                                                       -------    -------    -----------     (NOTE 4)
                                                                             (UNAUDITED)    -----------
                                                                                            (UNAUDITED)
                       ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.........................   $   851    $ 2,149      $ 1,760        $ 1,760
  Accounts receivable, net..........................     9,004     16,411       16,274         16,274
  Inventories.......................................    20,755     36,517       41,437         41,437
  Prepaid expenses and other........................       255        266          641            641
  Net assets of discontinued operations.............     1,009         --           --             --
                                                       -------    -------      -------        -------
       Total current assets.........................    31,874     55,343       60,112         60,112
PROPERTY AND EQUIPMENT, net.........................    11,972     17,560       19,684         19,684
OTHER ASSETS, net...................................       339      3,176        3,087          3,087
                                                       -------    -------      -------        -------
       Total assets.................................   $44,185    $76,079      $82,883        $82,883
                                                       =======    =======      =======        =======
        LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
  Floor plan notes payable..........................   $17,325    $34,294      $37,861        $37,861
  Current maturities of long-term debt..............     2,162      3,600        3,600          3,600
  Advances outstanding under lines of credit........       860         10           20          6,020
  Trade accounts payable............................     6,992      7,591        8,247          8,247
  Dividends payable.................................       543      1,615        1,650          1,650
  Accrued expenses..................................     4,929      7,607        9,225          9,225
                                                       -------    -------      -------        -------
       Total current liabilities....................    32,811     54,717       60,603         66,603
                                                       -------    -------      -------        -------
LONG-TERM DEBT, net of current maturities...........     6,725     13,677       13,884         13,884
                                                       -------    -------      -------        -------
DEFERRED TAXES......................................        --         --           --            421
                                                       -------    -------      -------        -------
MINORITY INTEREST...................................       273         --           --             --
                                                       -------    -------      -------        -------
COMMITMENTS AND CONTINGENCIES (Note 15)
SHAREHOLDER'S EQUITY:
  Rush Enterprises, Inc., common stock, par value
     $.01 per share; 25,000,000 shares authorized
     and 3,750,000 shares outstanding in 1994 and
     1995 (Note 2)..................................        38         38           38             38
  Associated Acceptance, Inc., common stock, par
     value $1.00 per share; 750,000 shares
     authorized and 451,000 shares outstanding in
     1994 and 1995 (Note 2).........................         6          6            6              6
  Additional paid-in capital........................       729        729          729          1,931
  Retained earnings.................................     3,603      6,912        7,623             --
                                                       -------    -------      -------        -------
       Total shareholder's equity...................     4,376      7,685        8,396          1,975
                                                       -------    -------      -------        -------
       Total liabilities and shareholder's equity...   $44,185    $76,079      $82,883        $82,883
                                                       =======    =======      =======        =======


    The accompanying notes are an integral part of these combined financial statements.

                      RUSH ENTERPRISES, INC. AND AFFILIATE


                         COMBINED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                 AND THREE MONTHS ENDED MARCH 31, 1995 AND 1996


                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                                          THREE MONTHS ENDED
                                                         YEARS ENDED DECEMBER 31,              MARCH 31,
                                                      -------------------------------     -------------------
                                                       1993        1994        1995        1995        1996
                                                      -------    --------    --------     -------     -------
                                                                                              (UNAUDITED)
REVENUES:
  New and used truck sales.........................   $79,909    $143,569    $194,173     $47,516     $58,133
  Parts and service................................    24,604      51,631      58,785      13,273      16,930
  Lease and rental.................................     2,158       5,476      10,180       2,085       3,016
  Finance and insurance............................     2,247       3,774       4,125         923       1,486
  Other............................................     1,353       1,936       1,215         205         311
                                                      --------   --------    --------     -------     -------
    Total revenues.................................   110,271     206,386     268,478      64,002      79,876
COST OF PRODUCTS SOLD..............................    95,811     173,369     225,252      53,098      65,093
                                                      --------   --------    --------     -------     -------
GROSS PROFIT.......................................    14,460      33,017      43,226      10,904      14,783
SELLING, GENERAL AND ADMINISTRATIVE................    11,101      25,789      31,927       8,758      11,812
DEPRECIATION AND AMORTIZATION......................     1,022       1,615       1,924         421         547
                                                      --------   --------    --------     -------     -------
OPERATING INCOME...................................     2,337       5,613       9,375       1,725       2,424
                                                      --------   --------    --------     -------     -------
OTHER EXPENSE:
  Interest expense.................................       998       2,048       2,770         561         973
                                                      --------   --------    --------     -------     -------
    Total other expense............................       998       2,048       2,770         561         973
                                                      --------   --------    --------     -------     -------
MINORITY INTEREST..................................        --         123         162          39          --
                                                      --------   --------    --------     -------     -------
INCOME FROM CONTINUING OPERATIONS..................     1,339       3,442       6,443       1,125       1,451
                                                      --------   --------    --------     -------     -------
DISCONTINUED OPERATIONS:
  Operating income (loss)..........................       325         283        (224)       (224)         --
  Gain on disposal.................................        --          --       1,785       1,785          --
                                                      --------   --------    --------     -------     -------
INCOME FROM DISCONTINUED OPERATIONS................       325         283       1,561       1,561          --
                                                      --------   --------    --------     -------     -------
NET INCOME.........................................   $ 1,664    $  3,725    $  8,004     $ 2,686     $ 1,451
                                                      ========   ========    ========     =======     =======
UNAUDITED PRO FORMA DATA (Note 4):
  Income from continuing operations before income
    taxes..........................................                          $  6,443     $ 1,125     $ 1,451
  Pro forma adjustments to reflect federal and
    state income taxes.............................                             2,448         428         552
                                                                             --------     -------     -------
  Pro forma income from continuing operations after
    provision for income taxes.....................                          $  3,995     $   697     $   899
                                                                             ========     =======     =======
  Pro forma income from continuing operations
    per share......................................                          $    .93     $   .16     $   .21
                                                                             ========     =======     =======
  Weighted average shares outstanding used in the
    pro forma income from continuing operations
    per share calculation..........................                             4,297       4,297       4,297
                                                                             ========     =======     =======
  Supplemental pro forma income from continuing
    operations per share...........................                          $    .90     $   .16     $   .21
                                                                             ========     =======     =======
  Weighted average shares outstanding used in the
    supplemental pro forma income from continuing
    operations per share calculation...............                             4,726       4,398       4,699
                                                                             ========     =======     =======


    The accompanying notes are an integral part of these combined financial statements.

                      RUSH ENTERPRISES, INC. AND AFFILIATE


                  COMBINED STATEMENTS OF SHAREHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                     AND THREE MONTHS ENDED MARCH 31, 1996


                                 (IN THOUSANDS)



                                                           COMMON STOCK
                                  ---------------------------------------------------------------
                                  ASSOCIATED ACCEPTANCE, INC.            RUSH ENTERPRISES, INC.
                                  ---------------------------          --------------------------
                                    SHARES                               SHARES                      ADDITIONAL
                                  ISSUED AND          $1.00            ISSUED AND         $.01        PAID-IN      RETAINED
                                  OUTSTANDING       PAR VALUE          OUTSTANDING      PAR VALUE     CAPITAL      EARNINGS
                                  -----------       ---------          -----------      ---------    ----------    --------
BALANCE, December 31, 1992
  (Note 2).....................        --              $--                3,750            $38          $729       $ 1,531
ISSUANCE OF COMMON STOCK.......       451                6                   --             --            --            --
NET INCOME.....................        --               --                   --             --            --         1,664
DIVIDENDS DECLARED.............        --               --                   --             --            --        (1,262 )
                                      ---              ---                -----            ---          ----       -------
BALANCE, December 31, 1993.....       451                6                3,750             38           729         1,933
NET INCOME.....................        --               --                   --             --            --         3,725
DIVIDENDS DECLARED.............        --               --                   --             --            --        (2,055 )
                                      ---              ---                -----            ---          ----       -------
BALANCE, December 31, 1994.....       451                6                3,750             38           729         3,603
NET INCOME.....................        --               --                   --             --            --         8,004
DIVIDENDS DECLARED.............        --               --                   --             --            --        (4,695 )
                                      ---              ---                -----            ---          ----       -------
BALANCE, December 31, 1995.....       451                6                3,750             38           729         6,912
NET INCOME (Unaudited).........        --               --                   --             --            --         1,451
DIVIDENDS DECLARED
  (Unaudited)..................        --               --                   --             --            --          (740 )
                                      ---              ---                -----            ---          ----       -------
BALANCE, March 31, 1996
  (Unaudited)..................       451              $ 6                3,750            $38          $729       $ 7,623
                                      ===              ===                =====            ===          ====       =======


    The accompanying notes are an integral part of these combined financial statements.

                      RUSH ENTERPRISES, INC. AND AFFILIATE

                       COMBINED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                 AND THREE MONTHS ENDED MARCH 31, 1995 AND 1996


                                 (IN THOUSANDS)



                                                                                            THREE MONTHS ENDED
                                                            YEARS ENDED DECEMBER 31,            MARCH 31,
                                                         -------------------------------    ------------------
                                                          1993        1994        1995       1995       1996
                                                         -------    --------    --------    -------    -------
                                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income from continuing operations...............   $ 1,339    $  3,442    $  6,443    $ 1,125    $ 1,451
  Adjustments to reconcile net income to net cash
    provided by (used in) continuing operations --
    Depreciation and amortization.....................     1,022       1,615       1,924        421        547
    Minority interest.................................        --         123         162         39         --
    Change in receivables.............................       292      (5,685)     (7,407)       536        137
    Change in inventories.............................    (6,223)      1,738     (10,591)    (2,813)    (4,920)
    Change in other current assets....................        43          14          18       (135)      (375)
    Change in accounts payable........................     2,289       2,140         599       (136)       656
    Change in accrued liabilities.....................     1,143       2,989       2,678     (1,170)     1,618
                                                         -------    --------    --------    -------    -------
  Net cash provided by (used in) continuing
    operations........................................       (95)      6,376      (6,174)    (2,133)      (886)
  Net cash provided by (used in) discontinued
    operations........................................       499        (479)        785       (566)        --
                                                         -------    --------    --------    -------    -------
  Net cash provided by (used in) operating
    activities........................................       404       5,897      (5,389)    (2,699)      (886)
                                                         -------    --------    --------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property and equipment...............    (2,137)     (2,368)     (6,311)      (276)    (2,905)
  Proceeds from the sale of property and equipment....        --          --       1,151        427        257
  Acquisitions of dealerships and leasing
    operations........................................        --      (8,878)     (2,690)        --         --
  Proceeds from the sale of discontinued operations...        --          --       3,601         --         --
  Investment by (purchase of) minority interest.......        --         150        (435)        --         --
  Change in other assets..............................       (74)       (265)        (27)         7         66
                                                         -------    --------    --------    -------    -------
  Net cash used in investing activities...............    (2,211)    (11,361)     (4,711)       158     (2,582)
                                                         -------    --------    --------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from notes payable.........................       237       2,356       9,629      6,603      1,647
  Principal payments on notes payable.................    (1,378)     (2,620)     (6,811)    (3,924)    (1,440)
  Draws (payments) on floor plan financing, net.......     4,625       6,677      13,053      2,317      3,567
  Draws (payments) on line of credit, net.............       950         (90)       (850)      (640)        10
  Dividends paid......................................    (1,262)     (1,512)     (3,623)      (182)      (705)
                                                         -------    --------    --------    -------    -------
  Net cash provided by financing activities...........     3,172       4,811      11,398      4,174      3,079
                                                         -------    --------    --------    -------    -------
NET DECREASE IN CASH AND CASH EQUIVALENTS.............     1,365        (653)      1,298      1,633       (389)
CASH AND CASH EQUIVALENTS, beginning of year..........       139       1,504         851        851      2,149
                                                         -------    --------    --------    -------    -------
CASH AND CASH EQUIVALENTS, end of year................   $ 1,504    $    851    $  2,149    $ 2,484    $ 1,760
                                                         =======    ========    ========    =======    =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for interest..............   $ 1,083    $  2,272    $  2,552    $   561    $   973
                                                         -------    --------    --------    -------    -------
NONCASH INVESTING AND FINANCING ACTIVITIES:
  Liabilities incurred in connection with property and
    equipment acquisitions............................   $ 3,306    $     --    $  2,022    $    --    $    --
  Liabilities incurred in connection with acquisitions
    of dealerships and leasing operations.............        --         984       3,550         --         --


    The accompanying notes are an integral part of these combined financial statements.

                      RUSH ENTERPRISES, INC. AND AFFILIATE



                     NOTES TO COMBINED FINANCIAL STATEMENTS


          DECEMBER 31, 1993, 1994 AND 1995 AND MARCH 31, 1995 AND 1996



          (INFORMATION AS OF MARCH 31, 1996, AND FOR THE THREE MONTHS


                  ENDED MARCH 31, 1995 AND 1996, IS UNAUDITED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of Combination and Basis of Presentation

     The accompanying combined financial statements include the accounts of Rush Enterprises, Inc. (the Company), and its divisions, World Wide Tires, San Antonio Peterbilt, South Coast Peterbilt, Translease-California, Translease Corporation Houston, Houston Peterbilt, Hou-Tex Industrial and Truck Supply, Lufkin Peterbilt, Laredo Peterbilt, Ark-La-Tex Peterbilt, Oklahoma Trucks, Tulsa Trucks, Translease-Oklahoma and Los Cuernos Ranch.

     In February 1994, the Company acquired a 90 percent interest in South Coast Peterbilt and Translease-California. In August 1995, the Company purchased the remaining 10 percent minority interest (see Note 16).

     In March 1995, the Company sold its Rush Pontiac-GMC dealership to a third party. Rush Pontiac-GMC sold passenger automobiles and small- to medium-use trucks to the general public. The results of operations and net assets of this division have been presented as discontinued operations for all years presented (see Note 3).

     In December 1995, the Company purchased significantly all the assets of Kerr Consolidated, Inc. (Kerr), and began operations of Oklahoma Trucks, Tulsa Trucks and Translease-Oklahoma. Kerr's primary line of business is the sale of new Peterbilt and used heavy-duty trucks, parts, leasing and service (see Note
16).

     The Company's financial statements have been combined with the financial statements of Associated Acceptance, Inc. (Affiliate), a Texas corporation, as both of these entities are under common ownership of the same sole stockholder and management. Associated provides various insurance agency brokerage services and sells property and casualty insurance, primarily to Rush Enterprises, Inc., customers.

     All significant interdivision and intercompany accounts and transactions have been eliminated.

  Business

     The Company, founded in 1965, operates a regional network of 14 truck centers that provide an integrated one-stop source for the trucking needs of its customers, including retail sales of new Peterbilt and used heavy-duty trucks; parts, service and body shop facilities; and financial services, including assisting in the financing of new and used truck purchases, insurance products and truck leasing and rentals. The Company's truck centers are located in areas on or near major highways in Texas, California, Oklahoma and Louisiana.

  Estimates in Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.


  Interim Financial Data



     The combined financial statements and related information as of March 31, 1996, and for the three months ended March 31, 1995 and 1996, have been prepared without audit pursuant to the rules and

                      RUSH ENTERPRISES, INC. AND AFFILIATE



             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)



regulations of the Securities and Exchange Commission. Accordingly, such combined financial statements reflect all adjustments (consisting of normal recurring entries) which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations, cash flows and changes in shareholder's equity of the Company for such periods. Interim period results are not necessarily indicative of the results to be achieved for the entire year.


  Inventories

     Inventories are stated at the lower of cost or market value. Cost is determined by specific identification for new and used truck inventory and by utilizing the first-in, first-out methods for tires, parts and accessories.

  Property and Equipment

     Property and equipment are being depreciated over their estimated useful lives. Leasehold improvements are amortized over the useful life of the improvement, or the term of the lease, whichever is less. Both the straight-line and double declining-balance methods of depreciation are used. The cost, accumulated depreciation and amortization and estimated useful lives are summarized as follows (in thousands):


                                                           DECEMBER 31,
                                                        ------------------    MARCH 31,     ESTIMATED
                                                         1994       1995        1996       LIFE (YEARS)
                                                        -------    -------    ---------    ------------
Land.................................................   $ 2,304    $ 2,874     $ 3,840              -
Buildings and improvements...........................     4,165      4,654       5,428        31 - 39
Leasehold improvements...............................     1,579      1,710       2,100         7 - 10
Machinery and shop equipment.........................     1,170      2,219       2,464         5 -  7
Furniture and fixtures...............................       952      1,692       1,946         5 -  7
Transportation equipment.............................     2,181      3,386       3,477         2 -  5
Leased vehicles......................................     3,351      5,337       4,778         3 -  7
Accumulated depreciation and amortization............    (3,730)    (4,312)     (4,349)
                                                        -------    -------     -------
                                                        $11,972    $17,560     $19,684
                                                        =======    =======     =======


  Allowance for Doubtful Receivables and Repossession Losses

     The Company provides an allowance for doubtful receivables and repossession losses after considering historical loss experience and other factors, which might affect the collectibility of accounts receivable and the ability of customers to meet their obligations on finance contracts sold by the Company.

  Other Assets


     Other assets primarily consists of approximately $2,800,000 of goodwill acquired by the Company as part of the Kerr acquisition in 1995 and long-term deposits. The goodwill is being amortized on a straight-line basis over an estimated useful life of 30 years. Accumulated amortization at December 31, 1995, and March 31, 1996, was approximately $8,000 and $31,000, respectively. Periodically, the Company assesses the appropriateness of the asset valuations of goodwill and the related amortization period.


  Income Taxes

     Rush Enterprises, Inc., and Affiliate have elected and have been treated for federal and certain state income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended. As a result, the income of Rush Enterprises, Inc., and Affiliate for federal and certain state income tax purposes is included in the income tax return of the individual shareholder. Accordingly, no recognition

                      RUSH ENTERPRISES, INC. AND AFFILIATE



             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


has been given to federal and certain state income taxes in the accompanying historical combined financial statements. The accompanying combined financial statements include recognition of those state income taxes which are levied on the Company.

     In connection with the pending reorganization described in Note 2, both Rush Enterprises, Inc., and Affiliate will change their federal tax status from an S corporation to a C corporation and, accordingly, will be subject to federal and certain state income taxes. (See Note 4 and Note 14 for pro forma income tax information.)

  Revenue Recognition Policies


     Income on the sale of vehicles is recognized when the seller and customer execute a purchase contract and there are no significant uncertainties related to financing or delivery. Finance income related to the sale of a vehicle is recognized over the period of the respective finance contract on the effective interest rate method if the finance contract is retained by the Company. During 1993, 1994 and 1995, and the three months ended March 31, 1996, no finance contracts were retained for any significant length of time by the Company but were generally sold, with limited recourse, to certain finance companies concurrent with the sale of the related vehicle. Gain or loss is recognized by the Company upon the sale of such finance contracts to the finance companies, net of a provision for repossession losses and early repayment penalties. Leasing income is recognized over the period of the related lease agreement. Parts and services revenue is earned at the time the Company sells the parts to its customers, or at the time the Company completes the service work order related to service provided to the customer's vehicle.


  Statement of Cash Flows

     Cash and cash equivalents generally consist of cash and other money market instruments. The Company considers any temporary investments that mature in three months or less to be cash equivalents for reporting cash flows.

  New Accounting Pronouncements


     In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (FAS 121), was issued. Under FAS 121, an impairment loss must be recognized, for long-lived assets and certain identifiable intangibles to be held and used by an entity, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. FAS 121 is effective for financial statements issued for fiscal years beginning after December 15, 1995, and must be adopted on a prospective basis. Restatement of previously issued financial statements is not permitted. The Company adopted FAS 121 effective January 1, 1996. Such adoption did not have a material effect on the financial condition or results of operations of the Company.


     In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123) was issued. FAS 123 defines a fair value based method of accounting for employee stock options or similar equity instruments and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period of the award, which is usually the vesting period. However, FAS 123 also allows entities to continue to measure compensation costs for employee stock compensation plans using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Entities electing to remain with the accounting prescribed by APB 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method recommended by FAS 123 had been applied. The accounting requirements of FAS 123 are effective for transactions entered into in fiscal

                      RUSH ENTERPRISES, INC. AND AFFILIATE



             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)



years that begin after December 15, 1995. The disclosure requirements of FAS 123 are effective for financial statements for fiscal years beginning after December 15, 1995. The Company intends to measure compensation costs using APB 25 and to provide pro forma disclosures of net income and earnings per share as if the fair value based method of accounting under FAS 123 had been applied. Therefore, FAS 123 will not have a material effect on the financial position or results of operations of the Company. (See Note 13.)


2. PENDING REORGANIZATION AND OFFERING:


     Rush Enterprises, Inc., has filed a Registration Statement in contemplation of an initial public offering of common stock (the Offering). Effective April 5, 1996, Rush Enterprises, Inc., declared a stock dividend to its sole shareholder whereby after such dividend there are 3,750,000 shares of common stock issued and outstanding. Such stock dividend has been treated as a stock split for financial reporting purposes. Accordingly, all references to common stock and per share information have been retroactively adjusted to reflect the stock split following such dividend.



     Effective in April 1996, Rush Enterprises, Inc., has also authorized the creation of 1,000,000 shares of preferred stock, $.01 par value. No shares of preferred stock are expected to be issued in connection with the Offering or related reorganization.



     Rush Enterprises, Inc., will terminate its S corporation federal tax election upon the successful completion of the Offering and, accordingly, will be subject to federal and certain state income taxes from that date forward. Prior to such termination, the Company will distribute to its current sole shareholder all accumulated Subchapter S earnings as of the termination date. At March 31, 1996, the amount of the undistributed accumulated Subchapter S earnings was approximately $6,000,000, excluding $1,650,000 of accrued dividends payable at such date.



     Prior to completion of the Offering, Rush Enterprises, Inc., will purchase a wholly-owned subsidiary (managing general agent) which will control all the affairs and operations of Associated Acceptance, Inc. In return, any and all income of Associated Acceptance, Inc., will be received by the managing general agent and the sole shareholder of Associated Acceptance, Inc., will be prohibited from the sale or transfer of the capital stock of Associated Acceptance, Inc. In the event of a sale of Associated Acceptance, Inc. (as authorized by the managing general agent), any and all proceeds of such sale will be remitted to the Company.


3. DISCONTINUED OPERATIONS:

     In March 1995, the Company sold its Pontiac-GMC Truck division and, therefore, has accounted for these operations as discontinued operations. Under the terms of the sales agreement, the Buyer purchased the new car and truck inventory. The Company received approximately $3,601,000 for the sale of the dealership.

     The results of the division's operations and cash flows have been classified as discontinued operations for all periods presented in the combined statements of income and cash flows. The assets and liabilities of discontinued operations have been classified in the combined balance sheet as "net assets of discontinued operations" as of December 31, 1994. All assets and liabilities of Rush Pontiac-GMC were sold prior to December 31, 1995.


     Sales revenues applicable to Rush Pontiac-GMC were $25,287,000, $30,305,000 and $6,435,000 for the years ended December 31, 1993, 1994 and 1995, respectively, and $6,435,000 for the three months ended

                      RUSH ENTERPRISES, INC. AND AFFILIATE



             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)



March 31, 1995. The summarized components of net assets of discontinued operations at December 31, 1994, were as follows (in thousands):


            Accounts receivable.........................................   $1,460
            Inventory...................................................    3,774
            Property and equipment, net.................................       89
                                                                           ------
                 Total assets...........................................    5,323
                                                                           ------
            Floor plan notes payable....................................    3,663
            Accounts payable............................................      533
            Accrued expenses............................................      118
                                                                           ------
                 Total liabilities......................................    4,314
                                                                           ------
                 Net assets of discontinued operations..................   $1,009
                                                                           ======

4. PRO FORMA INFORMATION (UNAUDITED):


  Pro Forma Income From Continuing Operations and Income From Continuing Operations Per Share (Unaudited)



     Pro forma income from continuing operations and pro forma income from continuing operations per share for the year ended December 31, 1995, and for the three months ended March 31, 1995 and 1996, have been determined assuming that the Company had been taxed as a C corporation for federal and certain state income tax purposes for such periods.



     Pro forma income from continuing operations per share has been computed using the weighted average number of common shares outstanding of Rush Enterprises, Inc., as adjusted for the stock dividend. The common shares of Associated Acceptance, Inc. have been excluded from the weighted average number of common shares outstanding as all rights and benefits of the operations of Associated Acceptance, Inc., will accrue to Rush Enterprises, Inc., after completion of the pending reorganization (see Note 2). Common equivalent shares for all periods presented have been increased by 547,400 shares to reflect the number that would have to be sold at the estimated offering price per share which would be necessary to repay the line-of-credit borrowings that will be used to fund an approximate $6,000,000 distribution of undistributed S corporation earnings as of March 31, 1996. It is proposed that a portion of the proceeds of a successful completion of the Offering of the Company's common stock will be used to repay such line-of-credit borrowings (see Notes 2 and 17).


Supplemental Pro Forma Income From Continuing Operations Per Share (Unaudited)


     Supplemental pro forma income from continuing operations per share is based on the weighted average number of shares of common stock used in the calculation of pro forma income from continuing operations per share plus 428,800, 100,400 and 401,500 common equivalent shares representing the number of shares at the estimated offering price per share that the Company would need to fund the repayment of $4,700,000, $1,100,000 and $4,400,000 of outstanding long-term debt at December 31, 1995, and March 31, 1995 and 1996, respectively, which is contemplated to be extinguished from the proceeds of the Offering.



     For purposes of computing supplemental pro forma income from continuing operations per share, pro forma income from continuing operations has been increased by $270,000 for the year ended December 31, 1995, and by $16,000 and $68,000 for the three months ended March 31, 1995 and 1996, respectively, representing elimination of related interest expense, net of tax, on such indebtedness assuming the Offering and repayment of debt occurred at the beginning of each respective period.

                      RUSH ENTERPRISES, INC. AND AFFILIATE



             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


  Pro Forma Balance Sheet (Unaudited)


     The unaudited pro forma balance sheet at March 31, 1996, gives effect to the following transactions, as if such transactions occurred on that date:



     (1) The payment of a distribution of approximately $6,000,000 which represents substantially all of the Company's undistributed S corporation earnings at March 31, 1996. Such distribution of undistributed earnings will be funded by draws on the Company's line of credit which will be repaid by a portion of the proceeds from the Offering.



     (2) The accrual of an estimated $421,000 deferred tax liability, which would be required as a reduction of retained earnings had the Company terminated its S corporation status at March 31, 1996. (See Note 14.)


     (3) The reclassification of retained earnings to additional paid-in capital.

5. SUPPLIER AND CUSTOMER CONCENTRATION:

  Major Suppliers and Dealership Agreements

     The Company has entered into dealership agreements with various companies (Distributors). These agreements are nonexclusive agreements that allow the Company to stock, sell at retail and service trucks and products of the Distributors in the Company's defined market. The agreements allow the Company to use the Distributor's name, trade symbols and intellectual property and expire as follows:

                                DISTRIBUTOR                EXPIRATION DATES
                                ------------               ----------------
                    PACCAR..............................   February 1997 to
                                                           December 1998
                    GMC.................................   October 2000
                    Volvo...............................   March 2000


     These agreements impose a number of restrictions and obligations on the Company, including restrictions on a change in control of the Company and the maintenance of certain required levels of working capital. Violation of such restrictions could result in the loss of the Company's right to purchase the Distributor's products and use the Distributor's trademarks. As of March 31, 1996, the Company's management believes it was in compliance with all the restrictions of its dealership agreements.



     The Company purchases most of its new vehicles and parts from PACCAR, the maker of Peterbilt trucks and parts, at prevailing prices charged to all franchised dealers. Sales of new Peterbilt trucks accounted for 95 percent and 92 percent of the Company's new vehicle sales for the year ended December 31, 1995, and the three months ended March 31, 1996, respectively. The Company has obtained an amendment of its PACCAR and Volvo dealership agreements which would permit the Company to complete its proposed Offering. Subsequent to a successful completion of the Offering, the Company will continue to be subject to certain change of control restrictions, as defined, under the PACCAR and Volvo agreements.


     The Company has not obtained an amendment of its GMC dealership agreement which would permit the change in control which would occur upon the successful completion of the contemplated Offering and is unable to determine if such dealership rights will be revoked if the Offering is completed.


     The Company believes that a revocation of its GMC dealership agreement would not have a material adverse effect on its financial position or results of operations if such Distributor were to enforce its rights under the related agreement.

                      RUSH ENTERPRISES, INC. AND AFFILIATE



             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


  Primary Lender

     The Company purchases its new and used truck inventories with the assistance of a floor plan financing program from a single financial institution. Such financial institution also provides the Company with lines of credit which allow borrowings of up to $6,000,000.

     The loan agreements with this financial institution generally provide that such agreements may be terminated at the option of the lender. Further, the agreements provide that the occurrence of certain events, including termination of the Company's GMC dealership agreement, will be considered events of default under agreements. The Company has obtained a letter from the financial institution which states the financing agreements will not be terminated if the Company were to lose its GMC dealership rights due to a change in control of the Company caused by completion of the Offering. In the event that the Company's financing becomes insufficient, or its relationship terminates with the current primary lender, the Company would need to obtain similar financing from other sources. Management believes it can obtain additional floor plan financing or alternative financing if necessary. (See Note 8.)

  Concentrations of Credit Risks

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable.

     The Company places its cash and cash equivalents with quality financial institutions. At December 31, 1995, the Company had deposits in excess of federal insurance totaling approximately $2,300,000.

     Concentrations of credit risk with respect to trade receivables are reduced because a large number of geographically diverse customers make up the Company's customer base, thus, spreading the trade credit risk. A majority of the Company's business, however, is concentrated in the United States heavy-duty trucking market and related aftermarkets. The Company controls credit risk through credit approvals and by selling certain trade receivables without recourse. Related to the Company's finance contracts, after the finance contract is entered into, the Company generally sells the contracts to a third party. The finance contracts are sold with recourse, but the annual amount of recourse losses which can be put to the Company is contractually limited. (See Note 15.) Historically, bad debt expense associated with the Company's accounts receivable and finance contracts has not been material.

6. ACCOUNTS RECEIVABLE:


     The Company's accounts receivable, net, consisted of the following as of each respective date (in thousands):



                                                                DECEMBER 31,
                                                              -----------------    MARCH 31,
                                                               1994      1995        1996
                                                              ------    -------    ---------
        Trade accounts receivable from sale of vehicles....   $5,442    $12,428     $12,926
        Other trade receivables............................    2,025      1,925       2,236
        Warranty claims....................................      925        706       1,084
        Related parties....................................      389        784         203
        Other accounts receivable..........................      545        856         101
        Less -- Allowance for doubtful receivables and
          repossession losses..............................     (322)      (288)       (276)
                                                              ------    -------     -------
             Total.........................................   $9,004    $16,411     $16,274
                                                              ======    =======     =======

                      RUSH ENTERPRISES, INC. AND AFFILIATE



             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)



     Accounts receivables-related parties represents receivables with entities in which the stockholder and/or key members of the Company's management have a controlling interest. These receivables are primarily related to short-term advances made by the Company or receivables as a result of arm's-length transactions between the Company and the related parties. For the years ended December 31, 1993, 1994 and 1995, and three months ended March 31, 1995 and 1996, the Company had sales to one of its related parties of approximately $1,631,000, $535,000, $770,000, $257,000 and $218,000, respectively.


7. INVENTORIES:


     The Company's inventories consisted of the following as of each respective date (in thousands):



                                                                DECEMBER 31,
                                                             ------------------    MARCH 31,
                                                              1994       1995        1996
                                                             -------    -------    ---------
        New vehicles......................................   $10,640    $21,870     $24,825
        Used vehicles.....................................     3,435      5,490       5,786
        Parts and accessories.............................     6,487      8,744      10,096
        Tires.............................................       193        413         730
                                                             -------    -------     -------
             Total........................................   $20,755    $36,517     $41,437
                                                             =======    =======     =======


8. FLOOR PLAN NOTES PAYABLE AND LINES OF CREDIT:

  Floor Plan Notes Payable

     Floor plan notes are financing agreements to facilitate the Company's purchase of new and used trucks. These notes are collateralized by the inventory purchased and accounts receivable arising from the sale thereof. The Company's floor plan notes have interest rates at prime plus a percentage rate as determined by the finance provider, as defined in the agreement. The interest rates applicable to these agreements were 9.0 percent and 8.25 percent at December 31, 1994 and 1995, respectively. The amounts borrowed under these agreements are due when the related truck inventory (collateral) is sold and the sales proceeds are collected by the Company. These lines are discretionary and may be modified, suspended or terminated at the election of the lender, at any time.


     The Company's three floor plan agreements with its primary lender limit the aggregate amount of borrowings based on either an aggregate dollar amount or an aggregate number of new and used trucks that may be financed. Subsequent to December 31, 1995, the floor plan agreements were amended whereby the capacity under the agreements are determined by the number of units that may be floor planned. The aggregate amounts of capacity and availability under these agreements at December 31, 1995, and March 31, 1996, are as follows:



                                                    DECEMBER 31, 1995,               MARCH 31, 1996,
                                               ----------------------------    ---------------------------
                                                CAPACITY      AVAILABILITY      CAPACITY      AVAILABILITY
                                               -----------    -------------    -----------    ------------
Dollars (one agreement).....................   $24,200,000     $  9,400,000             --              --
New truck units (two agreements)............           385               75            692             308
Used truck units (two agreements)...........           175               70            283              56

                      RUSH ENTERPRISES, INC. AND AFFILIATE



             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)



     Amounts of collateral as of December 31, 1995, and March 31, 1996, are as follows (in thousands):



                                                                         DECEMBER 31,    MARCH 31,
                                                                             1995          1996
                                                                         ------------    ---------
Inventories, new and used vehicles at cost based on specific
  identification......................................................     $ 27,360       $30,611
Truck sale related accounts receivable................................       12,428        12,926
                                                                            -------       -------
     Total............................................................     $ 39,788       $43,537
                                                                            =======       =======
Floor plan notes payable..............................................     $ 34,294       $37,861
                                                                            =======       =======


  Lines of Credit


     The Company has various separate line-of-credit agreements with two financial institutions which provide for an aggregate maximum borrowings of $6,000,000 and $450,000, respectively, with advances generally limited to 75 percent of new parts inventory and eligible accounts receivable (as defined). Advances bear interest ranging from prime plus 1.25 percent to prime plus 2.0 percent. Advances under the line-of-credit agreements are secured by new parts inventory. The line-of-credit agreement contains financial covenants which include the maintenance of a certain level of tangible net worth (as defined). The Company was in compliance with these covenants at December 31, 1995, and March 31, 1996. Either party may terminate the agreement with 60 days written notice. Indebtedness under the agreements is guaranteed by the Company's stockholder. After a successful completion of the Offering, the guarantee of the Company's stockholder will be terminated. As of December 31, 1994 and 1995, and March 31, 1996, advances outstanding under the various line-of-credit agreements amounted to $860,000, $10,000 and $20,000, respectively. As of December 31, 1995, and March 31, 1996, $6,440,000 and $6,430,000, respectively, was available for future borrowings. These lines are discretionary and may be modified, suspended or terminated at the election of the lender, at any time.


9. LONG-TERM DEBT:


     Long-term debt is comprised of the following as of each respective date (in thousands):



                                                                DECEMBER 31,
                                                             ------------------    MARCH 31,
                                                              1994       1995        1996
                                                             -------    -------    ---------
        Variable interest rate term notes.................   $ 2,581    $ 5,139     $ 6,319
        Fixed interest rate term notes....................     6,306     11,248      10,485
        Advance from related party........................        --        890         680
                                                             -------    -------     -------
             Total debt...................................     8,887     17,277      17,484
        Less -- Current maturities........................    (2,162)    (3,600)     (3,600)
                                                             -------    -------     -------
                                                             $ 6,725    $13,677     $13,884
                                                             =======    =======     =======


     Advance from related party is a short-term advance from a company controlled by the Company's sole shareholder. The advance carries interest at prime rate and is due in 1996.

                      RUSH ENTERPRISES, INC. AND AFFILIATE



             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


     As of December 31, 1995, debt maturities are as follows (in thousands):

                    Fiscal year --
                    --------------
                      1996......................................   $ 3,600
                      1997......................................     1,768
                      1998......................................     2,918
                      1999......................................     1,290
                      2000......................................     1,157
                      Thereafter................................     6,544
                                                                   -------
                           Total................................   $17,277
                                                                   =======

     The Company's variable interest rate notes are primarily with financial institutions and have interest rates ranging from prime plus 1 percent to prime plus 1.25 percent, which ranged from 9.5 percent to 9.75 percent at December 31, 1995. Monthly payments of these notes range from $3,300 to $9,900, including principal and interest and maturities of these notes range from December 1997 to February 2000.

     The Company's fixed interest rate notes are primarily with financial institutions and have interest rates ranging from 7.5 percent to 10.5 percent at December 31, 1995. Monthly payments on the notes range from $300 to $16,500, including principal and interest and maturities of these notes range from February 1996 to November 2012.

     The proceeds from the issuance of the variable and fixed rate notes were used primarily to acquire land, buildings and improvements, transportation equipment and leased vehicles. The notes are secured by the assets acquired by the proceeds of such notes, and certain notes are guaranteed by the stockholder of the Company. Such guarantees will be terminated upon a successful completion of the Offering.

10. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

     In December 1991, Statement of Financial Accounting Standards No. 107 (FAS
107), "Disclosures About Fair Value of Financial Instruments" was issued. FAS 107 requires disclosures of the fair value of financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instrument held by the Company:

          Current assets and current liabilities -- The carrying value approximates fair value due to the short maturity of these items.

          Accrued interest payable -- The carrying amount approximates fair value as the majority of interest payments are made monthly.

          Long-term debt -- The fair value of the Company's long-term debt is based on secondary market indicators. Since the Company's debt is not quoted, estimates are based on each obligation's characteristics, including remaining maturities, interest rate, credit rating, collateral, amortization schedule and liquidity. The carrying amount approximates fair value.

11. DEFINED CONTRIBUTION PENSION PLANS:


     The Company has a defined contribution pension plan (the Rush Plan) which is available to all Company employees and the employees of certain affiliates, except employees of South Coast Peterbilt. As of December 31 of every year, each employee who has completed one year of continuous service is entitled to enter the Rush Plan. Participating employees may contribute from 2 percent to 10 percent of total gross compensation. The Company may contribute an amount equal to 25 percent of the employees' contributions. During the years ended December 31, 1993, 1994 and 1995, and the three months ended March 31, 1995 and

                      RUSH ENTERPRISES, INC. AND AFFILIATE



             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)



1996, the Company incurred expenses of approximately $75,000, $115,000, $127,000, $45,000 and $65,000, respectively, related to the Rush Plan.



     South Coast Peterbilt also has a defined contribution pension plan (the South Coast Plan) which is available to all employees of South Coast Peterbilt. Each employee who has completed one year of continuous service is entitled to enter the South Coast Plan. Participating employees do not contribute. South Coast contributes an amount equal to 2.50 percent of the employees' compensation. During the years ended December 31, 1994 and 1995, and the three months ended March 31, 1995 and 1996, South Coast Peterbilt incurred expenses of approximately $117,000, $166,000, $27,000 and $47,000, respectively, related to the South Coast Plan.


  Postretirement and Postemployment Benefits

     In December 1990, Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS
106) was issued. FAS 106 requires employers to recognize the obligation to provide postretirement benefits to employees during the periods that employees render service to earn the benefit. Previously, generally accepted accounting principles provided that employers could report such expenses in the period the related costs were paid. The Company does not provide such benefits to its employees, thus, FAS 106 has no effect on the results of operations of the Company.

     In November 1992, Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits" (FAS 112) was issued. FAS 112 requires employers to recognize the obligation to provide benefits to former or inactive employees after employment but before retirement, if certain conditions are met. The Company does not provide such benefits to its employees, thus, FAS 112 has no effect on the results of operations of the Company.

12. LEASES:

  Vehicle Leases


     The Company leases vehicles primarily over periods ranging from one to six years under operating lease arrangements. This equipment is subleased to customers under various agreements in its own leasing operation. Generally, the Company is required to incur all operating costs and pay a minimum rental and an excess mileage charge based on maximum mileage over the term of the lease. Vehicle lease expenses for the years ended December 31, 1993, 1994 and 1995, and the three months ended March 31, 1995 and 1996, were approximately $1,005,000, $2,600,000, $4,076,000, $973,000 and $1,345,000, respectively.


     Minimum rental commitments for noncancelable vehicle leases in effect at December 31, 1995, are as follows (in thousands):

                    1996........................................   $ 5,712
                    1997........................................     4,601
                    1998........................................     3,876
                    1999........................................     2,619
                    2000........................................     1,470
                    Thereafter..................................     1,325
                                                                   -------
                         Total..................................   $19,603
                                                                   =======

  Customer Vehicle Leases

     A Company division leases both owned and leased vehicles to customers primarily over periods of one to six years under operating lease arrangements. The leases require a minimum rental and a contingent rental

                      RUSH ENTERPRISES, INC. AND AFFILIATE



             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)



based on mileage. Rental income during the years ended December 31, 1993, 1994 and 1995, and the three months ended March 31, 1995 and 1996, consisted of minimum payments of approximately $1,283,000, $3,600,000, $5,915,000, $1,458,000 and $2,314,000, respectively, and contingent rentals of approximately $299,000, $600,000, $2,076,000, $443,000 and $547,000, respectively. Minimum lease payments to be received for noncancelable leases and subleases in effect at December 31, 1995, are as follows (in thousands):


                    1996........................................   $ 6,896
                    1997........................................     5,401
                    1998........................................     4,120
                    1999........................................     3,046
                    2000........................................     1,684
                    Thereafter..................................     1,598
                                                                   -------
                         Total..................................   $22,745
                                                                   =======

  Other Leases


     The Company leases its various facilities under operating leases which expire at various times through 2001. Rental expense for the years ended December 31, 1993, 1994 and 1995, and the three months ended March 31, 1995 and 1996, was $110,000, $712,000, $762,000, $208,000 and $310,000, respectively.
Future minimum lease payments under noncancelable leases at December 31, 1995, are as follows (in thousands):


                    1996.........................................   $  801
                    1997.........................................      791
                    1998.........................................      711
                    1999.........................................      423
                    2000.........................................      389
                    Thereafter...................................      146
                                                                    ------
                      Total......................................   $3,261
                                                                    ======

13. COMMON STOCK:


     At December 31, 1994 and 1995, and March 31, 1996, there were 2,141,760 shares authorized and 607,832 shares issued and outstanding of Rush Enterprises, Inc., Class A voting common stock. In addition, there were 750,000 shares authorized and 451,162 shares issued and outstanding of Associated Acceptance, Inc., Class A voting common stock. All shares had a par value of $1.00.



     Dividends in the amount of $1,262,000, $2,055,000, $4,695,000, $505,000 and
$740,000 were declared to the shareholder of the Company for the years ended December 31, 1993, 1994 and 1995, and the three months ended March 31, 1995 and 1996, respectively. Dividends in the amount of $1,262,000, $1,512,000, $3,623,000, $182,000 and $705,000 were paid to the shareholder for the years ended December 31, 1993, 1994 and 1995, and the three months ended March 31, 1995 and 1996, respectively.



     Subsequent to December 31, 1995, the Company adopted a stock option plan (the Incentive Plan) which provides for the grant of stock options and stock appreciation rights. Initially, 500,000 shares of common stock will be available for issuance under the Incentive Plan. The Company intends to grant options to purchase approximately 19,400 shares to certain key employees contemporaneous with the Offering. Such options will be exercisable at 90 percent of the initial public offering price per common share and will be fully vested.

                      RUSH ENTERPRISES, INC. AND AFFILIATE



             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


14. CHANGE IN S CORPORATION STATUS AND PRO FORMA INCOME TAXES:

     Prior to the proposed Offering of the Company's common stock, the Company will maintain the status of S corporation for federal and certain state income tax purposes. As an S corporation, the Company is generally not responsible for income taxes.

     Upon the closing of the proposed Offering, the Company's S corporation election will be terminated and the Company will be reorganized as described in
Note 2. Accordingly, the Company will be subject to federal and state income taxes from that date forward.


     Prior to consummation of the proposed Offering, the Company intends to make distributions of the Company's undistributed S corporation earnings to its shareholder. As of March 31, 1996, such undistributed S corporation earnings aggregated approximately $6,000,000 (excluding accrued dividends payable of $1,650,000 as of March 31, 1996). The Company plans to pay the undistributed S corporation earnings through draws on the Company's lines of credit which will be repaid from the proceeds of the proposed offering.



     In addition, effective with the termination of the Company's S corporation status, the Company will provide for deferred income taxes for cumulative temporary differences between the tax basis and financial reporting basis of its assets and liabilities at the date of termination. If the termination had occurred at March 31, 1996, the net deferred income tax liability, calculated in accordance with FAS 109, "Accounting for Income Taxes," would have approximated $421,000 (unaudited). The tax liability is primarily due to basis differences of $970,000 related to property and equipment, net of $549,000 in deferred tax assets associated with inventories and with accruals and reserves deducted for financial reporting purposes but not for tax purposes. This deferred tax liability will be charged against income from continuing operations in the period the Company's tax status changes.


  Pro Forma Provision for Income Taxes (Unaudited)


     The unaudited pro forma provision for income taxes represents the estimated income taxes on income from continuing operations that would have been reported under FAS 109 had the Company been a taxable entity for both state and federal income tax purposes for the year ended December 31, 1995, and for the three months ended March 31, 1995 and 1996. The components of the pro forma income tax provision for the year ended December 31, 1995, is summarized as follows (in thousands):


        Current provision --
          Federal............................................................   $1,945
          State..............................................................      230
                                                                                ------
                                                                                 2,175
                                                                                ------
        Deferred provision --
          Federal............................................................      245
          State..............................................................       28
                                                                                ------
                                                                                   273
                                                                                ------
        Unaudited pro forma provision for income taxes.......................   $2,448
                                                                                ======

                      RUSH ENTERPRISES, INC. AND AFFILIATE



             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)



     A reconciliation of taxes based on the federal statutory rate of 34 percent and the unaudited pro forma provision for income taxes for the year ended December 31, 1995, is summarized as follows (in thousands):


        Income taxes at the federal statutory rate...........................   $2,191
        State income taxes, net of federal benefit...........................      170
        Other, net...........................................................       87
                                                                                ------
        Unaudited pro forma provision for income taxes.......................   $2,448
                                                                                ======

15. COMMITMENTS AND CONTINGENCIES:

     The Company is contingently liable to finance companies for the notes sold to such finance companies related to the sale of trucks. The Company's recourse liability related to sold finance contracts is limited to 15 to 25 percent of the outstanding amount of each note sold to the finance company with the aggregate recourse liability for 1995 being limited to $200,000. The Company provides an allowance for repossession losses and early repayment penalties.


     Finance contracts sold with recourse during the years ended December 31, 1993, 1994 and 1995, and three months ended March 31, 1995 and 1996, were $32,188,000, $45,453,000, $53,165,000, $13,527,000 and $16,132,000,
respectively.


     Subsequent to December 31, 1995, the Company's aggregate annual loss limit was increased to $600,000 annually.

     The Company is involved in various claims and legal actions arising in the ordinary course of business. The Company believes it is unlikely that the final outcome of any of the claims or proceedings to which the Company is a party would have a material adverse effect on the Company's financial position or results of operations, however, due to the inherent uncertainty of litigation, there can be no assurance that the resolution of any particular claim or proceeding would not have a material adverse effect on the Company's results of operations for the fiscal period in which such resolution occurred.

     The Company has consulting agreements with individuals for an aggregate monthly payment of $15,725 per month. The agreements expire in 1999 through 2001.

16. ACQUISITIONS:


     In February 1994, South Coast acquired substantially all of the operations of four existing Peterbilt truck dealerships in Southern California. The purchase price was approximately $9,562,000 consisting of $3,139,000 in cash, $5,439,000 in floor plan financing for inventory and a note to the seller in the amount of $984,000. South Coast was initially owned 90 percent by the Company and 10 percent was owned by a minority interest owner.


     In June 1994, South Coast acquired substantially all of the operations of an existing truck leasing company in Southern California. The purchase price was $300,000.

     The acquisitions have been accounted for as purchases; operations of the businesses acquired have been included in the accompanying combined financial statements from their respective dates of acquisition. The

                      RUSH ENTERPRISES, INC. AND AFFILIATE



             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


purchase price has been allocated based on the fair values of the assets at the date of acquisition as follows (in thousands):

                    Inventories..................................   $8,310
                    Property and equipment.......................    1,327
                    Lease costs..................................      225
                                                                    ------
                         Total...................................   $9,862
                                                                    ======

     In August 1995, the Company purchased the minority interest in South Coast. The Company paid approximately $435,000 for the remaining 10 percent ownership interest.


     In December 1995, the Company acquired substantially all of the assets and leasing operations of Kerr, consisting of two existing Peterbilt truck dealerships and a leasing operation in Oklahoma. The purchase price was approximately $10,155,000. The purchase price was approximately $2,690,000 in cash, floor plan financing for inventory of $3,915,000, a note payable to a financial institution of $750,000 and a note to the seller for $2,800,000. During the first quarter of 1996, the Company acquired land and buildings related to the acquisition of certain assets of Kerr for approximately $1,700,000. The Company paid approximately $425,000 in cash and entered into mortgage notes payable of approximately $1,275,000 due in monthly installments of principal and interest over approximately 10 years. Also, concurrent with the closing of this transaction, the Company entered into a construction loan of approximately $638,000 for new buildings to be constructed at the Oklahoma operation in 1996.


     The acquisition has been accounted for as a purchase; operations of the business acquired has been included in the accompanying combined financial statements from the respective date of acquisition. The purchase price has been allocated based on the fair values of the assets at the date of acquisition as follows (in thousands):

                    Inventories.................................   $ 6,981
                    Property and equipment......................       345
                    Lease costs.................................        29
                    Goodwill....................................     2,800
                                                                   -------
                      Total.....................................   $10,155
                                                                   =======


     The following unaudited pro forma summary presents information as if the Kerr acquisitions, and the minority interest in South Coast acquisition and the sale of the Rush Pontiac-GMC dealership had occurred at the beginning of each fiscal year. The pro forma information is provided for information purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the Company. In preparing the pro forma data, adjustments have been made to reflect the impact of income tax expense for the respective periods and the weighted average common shares outstanding used in the computation of income from continuing operations per share has been increased to reflect the number of shares at the proposed offering price, necessary to fund repayment of the line of credit drawn to pay the $6,000,000 distribution of undistributed S corporation earnings. Supplemental income from continuing operations per share has been computed using the number of common and common equivalent shares as described above plus the number of shares required, at the

                      RUSH ENTERPRISES, INC. AND AFFILIATE



             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


proposed offering price, necessary to fund repayment of certain debt obligations which are proposed to be extinguished with the proceeds from the Offering (in thousands, except per share amounts).

                                                                        YEARS ENDED
                                                                        DECEMBER 31,
                                                                    --------------------
                                                                      1994        1995
                                                                    --------    --------
                                                                        (UNAUDITED)
        Revenues from continuing operations......................   $277,939    $333,279
                                                                    --------    --------
        Income from continuing operations after pro forma
          provision for income taxes.............................   $  2,959    $  4,277
                                                                    --------    --------
                                                                                   $1.00
        Income from continuing operations per share..............               ========
        Supplemental income from continuing operations per                          $.96
          share..................................................               ========

17. SECURITIES OFFERING:


     The Company has filed a Registration Statement with the Securities and Exchange Commission for an underwritten offering of 2,500,000 shares of common stock. The Company expects to use the net proceeds of the Offering to retire certain debt obligations, fund potential acquisition opportunities which may arise in the future and for general corporate purposes.



     In connection with the Offering, the Company has agreed to issue to the underwriters of the Offering, warrants to purchase 10 percent of the initial public offering shares offered to the public. Such warrants will be exercisable during a four-year period commencing one year from the date of the Offering, at an exercise price equal to 120 percent of the initial public offering price. The warrant agreement will provide for customary antidilution and registration right provisions.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Rush Enterprises, Inc.:

     We have audited the accompanying consolidated statements of income, stockholders' equity and cash flows of Kerr Consolidated, Inc., and subsidiaries (an Oklahoma corporation) for the eleven-month period ended November 30, 1995. These financial statements are the responsibility of Kerr Consolidated, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of Kerr Consolidated, Inc., and its cash flows for the eleven-month period ended November 30, 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

San Antonio, Texas
March 15, 1996

                         REPORT OF INDEPENDENT AUDITORS



The Board of Directors


Kerr Consolidated, Inc.



     We have audited the accompanying statements of income, stockholders' equity and cash flows of Kerr Consolidated, Inc. (an S corporation) for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.



     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Kerr Consolidated, Inc. for the year ended December 31, 1994 in conformity with generally accepted accounting principles.



                                          ERNST & YOUNG LLP



Oklahoma City, Oklahoma


May 26, 1995

                            KERR CONSOLIDATED, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1994
              AND THE ELEVEN-MONTH PERIOD ENDED NOVEMBER 30, 1995

                                 (IN THOUSANDS)


                                                                  YEAR ENDED
                                                                   DECEMBER      ELEVEN MONTHS ENDED
                                                                      31,           NOVEMBER 30,
                                                                     1994               1995
                                                                  -----------    -------------------
REVENUES:
  Truck sales..................................................     $55,526            $48,942
  Parts and service............................................      11,128             11,469
  Lease........................................................       4,096              3,398
  Other........................................................         803                992
                                                                    -------            -------
       Total revenues..........................................      71,553             64,801
COST OF PRODUCTS SOLD..........................................      63,075             57,281
                                                                    -------            -------
GROSS PROFIT...................................................       8,478              7,520
SELLING, GENERAL AND ADMINISTRATIVE............................       6,411              6,082
DEPRECIATION...................................................         331                295
                                                                    -------            -------
OPERATING INCOME...............................................       1,736              1,143
INTEREST EXPENSE...............................................        (485)              (716)
                                                                    -------            -------
NET INCOME.....................................................     $ 1,251            $   427
                                                                    =======            =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            KERR CONSOLIDATED, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1994
              AND THE ELEVEN-MONTH PERIOD ENDED NOVEMBER 30, 1995

                                 (IN THOUSANDS)


                                                              COMMON STOCK
                                                        ------------------------
                                                          SHARES                    ADDITIONAL
                                                        ISSUED AND       $.10        PAID-IN      RETAINED
                                                        OUTSTANDING    PAR VALUE     CAPITAL      (DEFICIT)
                                                        -----------    ---------    ----------    --------
BALANCE, December 31, 1993...........................       425           $43         $5,152      $ (1,723)
NET INCOME...........................................        --            --             --         1,251
DIVIDENDS............................................        --            --             --          (932)
                                                            ---           ---       ----------    --------
BALANCE, December 31, 1994...........................       425            43          5,152        (1,404)
NET INCOME...........................................        --            --             --           427
DIVIDENDS............................................        --            --             --          (775)
                                                            ---           ---       ----------    --------
BALANCE, November 30, 1995...........................       425           $43         $5,152      $ (1,752)
                                                        =========      =======       =======       =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            KERR CONSOLIDATED, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1994
              AND THE ELEVEN-MONTH PERIOD ENDED NOVEMBER 30, 1995

                                 (IN THOUSANDS)


                                                                  YEAR ENDED     ELEVEN MONTHS ENDED
                                                                 DECEMBER 31,       NOVEMBER 30,
                                                                     1994               1995
                                                                 ------------    -------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..................................................     $  1,251            $   427
  Adjustments to reconcile net income to net cash provided by
     (used in) operating activities --
       Depreciation and amortization..........................          331                295
       Bad debt expense.......................................           23                 --
       Gain on sale of property...............................         (179)               (10)
       Change in receivables..................................          701               (662)
       Change in inventories..................................         (844)            (4,540)
       Change in prepaid expenses and other...................           13                 60
       Change in other assets.................................           72                 (5)
       Change in accounts payable.............................          439                169
       Change in accrued liabilities..........................         (169)               (27)
                                                                    -------            -------
          Net cash provided by (used in) operating
            activities........................................        1,638             (4,293)
                                                                    -------            -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the sale of property and equipment............          246                 --
  Purchase of property and equipment..........................         (809)              (960)
                                                                    -------            -------
     Net cash used in investing activities....................         (563)              (960)
                                                                    -------            -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from notes payable.................................        1,275              1,531
  Principal payments on notes payable.........................       (1,032)              (411)
  Draws (payments) on floor plan financing, net...............         (570)             4,382
  Payments on line of credit, net.............................         (117)                --
  Dividends paid..............................................         (932)              (775)
                                                                    -------            -------
     Net cash provided by (used in) financing activities......       (1,376)             4,727
                                                                    -------            -------
NET DECREASE IN CASH AND CASH EQUIVALENTS.....................         (301)              (526)
CASH, beginning of period.....................................          833                532
                                                                    -------            -------
CASH, end of period...........................................     $    532            $     6
                                                                    =======            =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            KERR CONSOLIDATED, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    DECEMBER 31, 1994, AND NOVEMBER 30, 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Operations

     Kerr Consolidated, Inc. (Kerr), primarily operates two truck dealerships and a truck leasing operation in the retail trucking industry. The truck dealerships are located in Oklahoma City, Oklahoma, and Tulsa, Oklahoma, and offer sales and service of medium- and heavy-duty trucks and related parts and accessories. The leasing operation maintains a fleet of medium- and heavy-duty trucks which are offered for rent or lease to the public. The truck leasing operations are located in Oklahoma City, Oklahoma. Truck leasing operations' customers are primarily other businesses.

     In December 1995, substantially all the assets, leasing operations and certain liabilities of Kerr were sold to Rush Enterprises, Inc. (Rush). (See
Note 9.)

  Principles of Consolidation

     The consolidated financial statements include the accounts of Kerr and its wholly owned subsidiaries. All significant intercompany transactions and amounts have been eliminated in consolidation.

  Basis of Presentation

     As described in Note 9, Kerr sold a significant portion of its assets and leasing operations to Rush. The amounts in the accompanying financial statements reflect the historical account balances of Kerr prior to the consummation of the sales transaction and do not reflect the purchase transaction or any associated gain or loss.

  Major Suppliers

     Kerr purchases substantially all of its new vehicles and parts from PACCAR and Volvo at the prevailing prices charged to all franchised dealers.

  Depreciation

     Depreciation is determined primarily on the straight-line method over estimated useful lives of 10 to 20 years for buildings and improvements and 2 to 10 years for machinery, equipment and other.

  Income Taxes

     Effective July 1, 1986, the stockholders of Kerr elected to be taxed under provisions of the Internal Revenue Code related to S corporations. Under those provisions, Kerr does not pay corporate income taxes. The income or loss of Kerr for tax purposes is included in the individual income tax returns of Kerr's stockholders. Consequently, no provision for income taxes has been reflected in the financial statements.

  Supplemental Cash Flow Information

     Cash paid for interest was approximately $466,000 and $716,000 for the year ended December 31, 1994, and the eleven-month period ended November 30, 1995, respectively.

  Estimates in Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and

                            KERR CONSOLIDATED, INC.

liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. LEASES:

     During the year ended December 31, 1994, and the eleven-month period ended November 30, 1995, Kerr leased certain trucks from others for subleasing. The leases and subleases are accounted for as operating leases. These trucks are individually leased for up to seven years. The lease payments by Kerr are based upon a monthly fixed fee plus 1.5 percent of certain sublease revenues.

     Minimum rental commitments for noncancelable vehicle leases in effect at November 30, 1995, are as follows (in thousands):

                    1996.........................................   $  888
                    1997.........................................      601
                    1998.........................................      504
                    1999.........................................      286
                    2000.........................................      138
                    Thereafter...................................       47
                                                                    ------
                         Total...................................   $2,464
                                                                    ======

     Rent expense under all operating lease agreements, including month-to-month leases, was approximately $1,178,000 and $979,000 for the year ended December 31, 1994, and the eleven-month period ended November 30, 1995, respectively. Contingent rental payments were not material for the year ended December 31, 1994, and the eleven-month period ended November 30, 1995.

     The Company subleases the trucks for periods of up to seven years. The lease revenue is based on a fixed fee plus a mileage fee. Future minimum lease payments to be received on various rental properties and trucks sublet at November 30, 1995, are as follows (in thousands):

                    1996.........................................   $  888
                    1997.........................................      601
                    1998.........................................      504
                    1999.........................................      286
                    2000.........................................      137
                    Thereafter...................................       87
                                                                    ------
                                                                    $2,503
                                                                    ======

4. EMPLOYEE BENEFIT PLAN:


     Kerr sponsors a 401(k) savings plan covering substantially all full-time employees. Kerr's contribution to the plan is discretionary but shall not exceed the lesser of 6 percent of each participant's compensation or 50 percent of each participant's contribution. Benefit expense related to the savings plan amounted to $62,000 and $71,000 for the year ended December 31, 1994, and for the eleven-month period ended November 30, 1995, respectively.


5. COMMITMENTS AND CONTINGENCIES:

     Kerr's customers include various individuals and entities in the trucking industry as well as trucking divisions of entities engaged in other types of business. Credit is generally extended to customers directly by Kerr for sales other than trucks based on an evaluation of the customer's financial position and other factors.

                            KERR CONSOLIDATED, INC.

Credit losses are provided for within the financial statements based on estimates, based on experience and on periodic assessments of accounts receivable and outstanding finance contracts, particularly those accounts and contracts past due.

     Kerr assists customers in obtaining financing contracts for sales of trucks. Kerr and its stockholders are contingently liable under repurchase and guaranty agreements in connection with these contracts. The contingent liability of approximately $3,500,000 at December 31, 1994, relating to these sales would be reduced by the resale value of trucks repurchased. Kerr has annual loss caps on outstanding finance contracts which limit the maximum loss liability in any calendar year to approximately $375,000. Current earnings are charged and accrued liabilities are credited with an estimated provision for repossession losses based on experience and on any unusual circumstances which may affect the ability of customers to meet their obligations with respect to purchases of trucks. Management believes that the provision for repossession losses adequately provides for any losses that may result from the repurchase and guaranty agreements.

     Various suits and other claims arising in the ordinary course of business are pending against Kerr. While the ultimate effect of these matters cannot be ascertained at this time, in the opinion of management of Kerr after consultation with counsel, the liabilities which may arise from these matters would not result in losses which would materially affect Kerr's results of operations.

6. SALES TO MAJOR CUSTOMERS:

     Sales to one customer accounted for approximately 14 percent and 7 percent of Kerr's total revenues for the year ended December 31, 1994, and the eleven-month period ended November 30, 1995, respectively.

7. TRANSACTIONS WITH PRINCIPAL STOCKHOLDER:

     Kerr earned approximately $47,000 and $58,000 for the year ended December 31, 1994, and the eleven-month period ended November 30, 1995, in commissions as an agent for an insurance agency owned by the principal stockholder of Kerr. Kerr paid approximately $120,000 and $110,000 for the year ended December 31, 1994, and the eleven-month period ended November 30, 1995, respectively, in management fees to an affiliated entity owned by the principal stockholder.

     Kerr has paid annual dividends since its election to be taxed as an S corporation. Total distributions to stockholders of approximately $932,000 and $775,000 were paid for the year ended December 31, 1994, and the eleven-month period ended November 30, 1995, respectively.

8. PHANTOM STOCK PLAN:

     In 1992, the board of directors of Kerr approved a Phantom Stock Plan (the
Plan) effective as of January 1, 1990. Under the terms of the Plan, phantom equity accounts representing hypothetical investments in Kerr's stockholders' equity at the date of grant may be awarded to certain key employees. Each phantom equity account is 100 percent vested and represents an amount equal to 5 percent of stockholders' equity, as defined, at the date of grant. The phantom equity accounts are adjusted for the effect of changes in Kerr's stockholders' equity that occur after the date of the initial award. A participant may elect prior to the beginning of the year to receive a cash bonus equal to his annual "distributable amount" for the next year as defined in the Plan, with a corresponding reduction in his phantom equity account. Distributable amounts not withdrawn are increased 10 percent annually for five years. Upon voluntary termination of employment, the participant is entitled to receive from Kerr the value of his account at the date of termination over a period not to exceed five years. A participant forfeits all rights to any payments under the Plan if terminated for cause or in certain other specified circumstances. The phantom equity accounts do not entitle the participant to voting rights or to receive dividends. The Plan is unfunded and no assets of Kerr have been segregated for payment of benefits under the Plan.

                            KERR CONSOLIDATED, INC.

     The initial award of phantom equity accounts was granted to two key employees in 1992. Each phantom equity account awarded was equal to 5 percent of stockholders' equity, as defined, as of January 1, 1990. Kerr's annual provision for accrued benefits related to the Plan was approximately $40,000 and $49,000 for the year ended December 31, 1994, and the eleven-month period ended November 30, 1995, respectively.

9. SALE OF ASSETS:

     On December 1, 1995, Kerr entered into an agreement whereby Rush purchased significantly all the assets (except real estate) and assumed the employees' accrued vacation liabilities and deposits of Kerr. The purchase price paid by Rush for the assets was approximately $10,155,000.

     On March 1, 1996, Rush purchased certain land and buildings of Kerr for approximately $1,700,000.

                     RUSH ENTERPRISES, INC., AND AFFILIATE
                                INTRODUCTION TO
                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)

     The following unaudited pro forma combined statement of operations for the year ended December 31, 1995, gives effect to the following:

     - The acquisition of Kerr Consolidated, Inc., which was effective as of December 1, 1995, is assumed to have occurred as of January 1, 1995.

     - The acquisition of the 10 percent minority interest in South Coast Peterbilt, which was effective September 1, 1995, is assumed to have occurred as of January 1, 1995.

     - The disposition of Rush Pontiac-GMC which was effective during March 1995, is assumed to have occurred as of December 31, 1994.

     - The reorganization of the Company as if such reorganization had occurred January 1, 1995, including certain S corporation distributions and the change in tax status from an S corporation to a taxable C corporation.


     - The extinguishment of $9,700,000 of debt outstanding at December 31, 1995, which is planned to be repaid from the proceeds of the Company's contemplated initial public offering.


     The unaudited pro forma consolidated statement of operations for the year ended December 31, 1995, reflects the audited historical income statement of the Company for the year ended December 31, 1995, and the audited historical income statement of Kerr Consolidated, Inc., for the eleven-month period ended November 30, 1995.

     The pro forma financial information does not reflect the effects of any of the anticipated changes to be made by the Company in the Kerr Consolidated, Inc., operations from the historical Kerr Consolidated, Inc., operations.

     The pro forma statements are provided for informational purposes only and should not be construed to be indicative of the Company's results of operations had the transactions actually been consummated on the dates assumed and do not project the Company's results of operations for any future period. The significant assumptions and adjustments are disclosed in the accompanying notes to the unaudited pro forma combined statement of operations.

     The following unaudited pro forma consolidated statement of operations and accompanying notes should be read in conjunction with the audited financial statements and other financial information pertaining to the Company and Kerr Consolidated, Inc., included elsewhere in this Prospectus.

                      RUSH ENTERPRISES, INC. AND AFFILIATE


                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                           KERR
                                                       CONSOLIDATED                 YEAR ENDED DECEMBER 31, 1995
                                   RUSH ENTERPRISES    INC., ELEVEN   ---------------------------------------------------------
                                   INC., YEAR ENDED    MONTHS ENDED                                  SUPPLEMENTAL
                                     DECEMBER 31,      NOVEMBER 30,     PRO FORMA       SUBTOTAL      PRO FORMA         TOTAL
                                         1995              1995       ADJUSTMENTS(1)    PRO FORMA   ADJUSTMENTS(2)    PRO FORMA
                                   -----------------   ------------   --------------    ---------   --------------    ---------
SALES.............................     $ 268,478         $ 64,801                       $333,279                      $333,279
COSTS OF PRODUCTS SOLD............       225,252           57,281                        282,533                       282,533
                                        --------          -------                       --------                      --------
GROSS PROFIT......................        43,226            7,520                         50,746                        50,746
SELLING, GENERAL AND
  ADMINISTRATIVE..................        31,927            6,082        $   (220)(C)     37,789                        37,789
DEPRECIATION AND AMORTIZATION.....         1,924              295              93(B)       2,312                         2,312
                                        --------          -------         -------       --------                      --------
OPERATING INCOME (LOSS)...........         9,375            1,143             127         10,645                        10,645
INTEREST EXPENSE..................         2,770              716             260(D)       3,746        $ (435)(H)       3,311
MINORITY INTEREST.................           162               --            (162)(A)         --            --              --
                                        --------          -------         -------       --------         -----        --------
INCOME FROM CONTINUING
  OPERATIONS......................         6,443              427              29          6,899           435           7,334
                                        --------          -------         -------       --------         -----        --------
DISCONTINUED OPERATIONS:
  Operating loss..................          (224)              --             224(E)          --                            --
  Gain on disposal................         1,785               --          (1,785)(E)         --                            --
                                        --------          -------         -------       --------         -----        --------
GAIN FROM DISCONTINUED
  OPERATIONS......................         1,561               --          (1,561)            --
                                        --------          -------         -------       --------         -----        --------
PROVISION FOR INCOME TAXES........            --               --          (2,622)(F)     (2,622 )        (165)(I)      (2,787 )
                                        --------          -------         -------       --------         -----        --------
NET INCOME........................     $   8,004         $    427        $ (4,154)      $  4,277        $  270        $  4,547
                                        ========          =======         =======       ========         =====        ========
                                                                                           $1.00                          $.96
EARNINGS PER COMMON SHARE.........                                                      ========                      ========
WEIGHTED AVERAGE NUMBER OF COMMON
  AND COMMON EQUIVALENT SHARES
  OUTSTANDING.....................                                                      4,297,400(G)                  4,726,200(J)
                                                                                        =========                     =========

  See accompanying notes to pro forma unaudited combined financial statements.

                      RUSH ENTERPRISES, INC. AND AFFILIATE

                          NOTES TO PRO FORMA COMBINED
                            STATEMENT OF OPERATIONS
                                  (UNAUDITED)

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


     1. Pro forma adjustments related to acquisition of Kerr Consolidated, Inc.
(Kerr), the acquisition of the 10 percent minority interest in South Coast Peterbilt and the disposition of Rush Pontiac-GMC.

          A. Eliminate minority interest in the operations of South Coast Peterbilt for the period from January 1, 1995, to August 31, 1995, the date of acquisition of such minority interest by Rush Enterprises, Inc.

          B. Increase in amortization expense related to the acquisition of Kerr to amortize the excess of the purchase price over the fair value of the identifiable net assets over a period of 30 years.

          C. Reduce general and administrative expenses of Kerr to eliminate management fees and salary paid to the former sole shareholders, net of the annual amounts to be paid to such shareholders in the future in connection with a five-year consulting agreement.

          D. Record the interest effect of the borrowings associated with the acquisition of Kerr and the minority interest in South Coast Peterbilt, net of the interest effect of the disposition of Rush Pontiac-GMC.

          E. Eliminate the operating loss and gain on disposal related to the discontinued operations of Rush Pontiac-GMC, which was sold effective March 1995.

          F. Provide for federal and state income tax expense at an effective tax rate of 38 percent as if both Rush Enterprises, Inc. (Rush), and Kerr had been taxed as a C corporation for the year ended December 31, 1995, net of effect of adjustments A., B., C., D. and E.


          G. Weighted average common shares and common equivalent shares outstanding are based upon the historical post-split shares outstanding of Rush plus 574,400 common shares which would be necessary to repay the line-of-credit borrowings made to fund the $6,000,000 distribution of undistributed earnings from the proceeds of a successful completion of the initial public offering of the Company's common stock.



     2. Supplemental pro forma adjustments related to the reorganization of Rush, the $6,000,000 distribution of accumulated S corporation earnings of the Company to be made subsequent to December 31, 1995, and supplemental pro forma adjustments related to the planned extinguishment of $10,700,000 of debt (consisting of $6,000,000 in line-of-credit borrowings and $4,700,000 in long-term debt) from the proceeds of the contemplated initial public offering.


          H. Record the reduction in interest expense due to use of offering proceeds to repay $4,700,000 of outstanding long-term debt as described above.

          I. To record federal and state income tax for the net effect of the aforementioned supplemental pro forma adjustment A. at an effective tax rate of 38 percent.


          J. Weighted average number of common and common equivalent shares outstanding is based upon the historical post-split shares of Rush plus 976,200 common shares which would be necessary to repay the line-of-credit borrowings made to fund the $6,000,000 distribution of accumulated S corporation earnings and repay $4,700,000 of outstanding indebtedness as described above.

          Inside Back Cover

Picture of Peterbilt truck mounted on a sign
Rush Truck Center Sign

Picture of Peterbilt truck
Peterbilt Model 377

Picture of Peterbilt truck
Peterbilt Model 320

- ------------------------------------------------------
- ------------------------------------------------------
     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------
                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    8
The Reorganization....................   12
S Corporation Distributions...........   12
Use of Proceeds.......................   13
Dividend Policy.......................   13
Dilution..............................   14
Capitalization........................   15
Selected Combined and Pro Forma
  Financial and Operating Data........   16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   19
Business..............................   27
Management............................   42
Principal Shareholders................   47
Certain Transactions..................   48
Description of Capital Stock..........   49
Shares Eligible for Future Sale.......   52
Underwriting..........................   53
Legal Matters.........................   54
Experts...............................   54
Additional Information................   54
Index to Combined Financial
  Statements..........................  F-1


                            ------------------------

     Until               , 1996 (25 days after the date of this Prospectus), all
dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
                                2,500,000 SHARES
                             RUSH ENTERPRISES, INC.
                                  COMMON STOCK
                              --------------------
                                     [LOGO]
                                   PROSPECTUS
                              --------------------
                         LADENBURG, THALMANN & CO. INC.
                      PRINCIPAL FINANCIAL SECURITIES, INC.

                                         , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered hereby (other than underwriting discounts and commissions).


        Securities and Exchange Commission filing fee....................   $ 12,888.00
        NASDAQ National Market System application fee....................     28,125.00
        NASD filing fee..................................................      4,274.00
        Legal fees and expenses..........................................    125,000.00
        Transfer Agent and Registrar fee and expenses....................      5,000.00
        Accounting fees and expenses.....................................    230,000.00
        Blue sky fees and expenses (including counsel fees)..............     17,000.00
        Printing costs...................................................     75,000.00
        Miscellaneous....................................................      2,713.00
                  Total..................................................   $500,000.00



ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.



     Article 2.02-1 of the Texas Business Corporation Act grants each corporation organized thereunder the power to indemnify its officers and directors against liability under certain circumstances. The Registrant's Bylaws provide that the Registrant shall, to the fullest extent permitted by law, indemnify all directors, officers, employees and agents of the Registrant. The Registrant's Articles of Incorporation also contain a provision eliminating the liability of directors of the Registrant to the Registrant or its shareholders for monetary damages except under certain circumstances.


     The Registrant also has a policy insuring its directors and officers against certain liabilities, including liabilities under the Securities Act.


     Section 6 of the Underwriting Agreement (contained in Exhibit 1.1 hereto) provides for indemnification by the Underwriters of directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933, under certain circumstances.


     See "Item 17. Undertakings" for a description of the Securities and Exchange Commission's position regarding such indemnification provisions.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     All sales of securities of the Registrant sold by the Registrant occurred prior to April 1992.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

                                                                                       SEQUENTIALLY
EXHIBIT                                                                                  NUMBERED
  NO.                              IDENTIFICATION OF EXHIBIT                               PAGE
- -------     ------------------------------------------------------------------------   ------------

1.1. ***    Form of Underwriting Agreement and Agreement Among Underwriters.
3.1. **     Amended and Restated Articles of Incorporation of the Registrant.
3.2. **     Bylaws of the Registrant, as amended.
4.1. ***    Specimen of certificate representing Common Stock, $.01 par value, of the Registrant.
4.2. ***    Form of Representatives' Warrant.
4.3. **     Rights Agreement dated April 8, 1996 between Rush Enterprises, Inc. and
            American Stock Transfer & Trust Company, Trustee.
5.1. ***    Opinion of Fulbright & Jaworski L.L.P. regarding legality of the Common
            Stock being registered.
10.1. **    Dealer Sales and Service Agreement (heavy-duty truck) dated October 5,
            1995, between Peterbilt Motors Company and Rush Enterprises, Inc. dba
            San Antonio Peterbilt-GMC Truck, Inc.
10.2. **    Dealer Sales and Service Agreement (heavy-duty truck) dated November 1,
            1995, between Peterbilt Motors Company and Rush Enterprises, Inc. dba
            South Coast Peterbilt.
10.3. **    Dealer Sales and Service Agreement (heavy-duty truck) dated October 10,
            1995, between Peterbilt Motors Company and Rush Enterprises, Inc. dba
            Ark-La-Tex Peterbilt, Inc.
10.4. **    Dealer Sales and Service Agreement (heavy-duty truck) dated October 30,
            1995, between Peterbilt Motors Company and Rush Enterprises, Inc. dba
            Houston Peterbilt, Inc.
10.5. **    Dealer Sales and Service Agreement (heavy duty truck) dated December 1,
            1995, between Peterbilt Motors Company and Rush Enterprises, Inc. dba
            Oklahoma Trucks.
10.6. **    Amendment to Dealership Sales and Service Agreements [heavy-duty truck]
            dated April 1, 1996, between Peterbilt Motors Company and Rush
            Enterprises, Inc.
10.7. **    Dealer Sales and Service Agreement (medium duty) dated October 5, 1995 between Peterbilt Motors Company and Rush Enterprises, Inc. d/b/a San
            Antonio Peterbilt -- GMC Trucks, Inc.
10.8. **    Dealer Sales and Service Agreement [medium duty truck] dated February 2,
            1994 between Peterbilt Motors Company and Rush Enterprises, Inc. d/b/a
            South Coast Peterbilt.
10.9. **    Dealer Sales and Service Agreement [medium duty truck] dated January 10,
            1995 between Peterbilt Motors Company and Rush Enterprises, Inc. d/b/a
            Ark-La-Tex Peterbilt, Inc.
10.10.**    Dealer Sales and Service Agreement [medium duty truck] dated December
            30, 1994 between Peterbilt Motors Company and Rush Enterprises, Inc.
            d/b/a Houston Peterbilt, Inc.
10.11.**    Dealer Sales and Service Agreement [medium duty] dated December 1, 1995, between Peterbilt Motors Company and Rush Enterprises, Inc. dba Oklahoma
            Trucks.
10.12.**    Amendment to Dealer Sales and Service Agreements [medium-duty trucks]
            dated April 1, 1996 between Peterbilt Motors Company and Rush
            Enterprises, Inc.
10.13.**    GMC Truck Division Dealer Sales and Service Agreement dated July 9, 1992 between General Motors Corporation, GMC Truck Division and Rush
            Enterprises, Inc. dba Rush Pontiac - GMC Truck Center.

                                                                                       SEQUENTIALLY
EXHIBIT                                                                                  NUMBERED
  NO.                              IDENTIFICATION OF EXHIBIT                               PAGE
- -------     ------------------------------------------------------------------------   ------------
10.14.**    GMC Truck Division Dealer Sales and Service Agreement dated January 17,
            1996 between General Motors Corporation, GMC Truck Division and Rush
            Enterprises, Inc. dba Oklahoma Trucks, Inc.
10.15.**    Dealer Sales and Service Agreement dated January 26, 1996 between Volvo
            GM Heavy Truck Corporation and Rush Enterprise, Inc.
10.16.**    Franchise Agreement effective July 28, 1994 between PACCAR Leasing
            Corporation and Rush Enterprises, Inc. dba Translease Corp.
10.17.**    Franchise Agreement Addendum dated December 1, 1995 between PACCAR
            Leasing Corporation and Rush Enterprises, Inc. d/b/a Translease Corp.
10.18.**    Agreement for Acquisition of Secured Retail Installment Paper dated
            March 14, 1996 between PACCAR Financial Corp. and South Coast Peterbilt.
10.19.**    Letter Agreement dated January 5, 1996 between Rush Enterprises, Inc.
            for South Coast Peterbilt and PACCAR Financial.
10.20.**    Alternative Reserve Program Letter Agreement dated February 1, 1994 between Associates Commercial Corporation and Rush Enterprises, Inc. dba
            San Antonio Truck Sales & Service, Inc., Houston Peterbilt, Inc., Lufkin
            Peterbilt Inc. and South Coast Peterbilt.
10.21.**    Alternative Reserve Program Letter Agreement dated January 1, 1996 between Associates Commercial Corporation and Rush Enterprises, Inc.
10.22.**    Dealer Agreement for General Motors Retail Truck Financing Plan for GMC
            and Chevrolet Dealers effective August 1, 1984 between Rush Enterprises,
            Inc. dba San Antonio Truck Sales & Service, Inc. and Associates
            Commercial Corporation.
10.23.**    Dealer Agreement dated November 13, 1986 between Associates Commercial
            Corporation and Rush Enterprises, Inc. dba San Antonio Truck Sales &
            Service, Inc.
10.24.**    Associates / Rush Enterprises, Inc. Dealer Agreement Addendum dated
            December 8, 1986 to Dealer Agreement dated November 13, 1986 between
            Associates Commercial Corporation and Rush Enterprises, Inc. dba San
            Antonio Truck Sales & Service, Inc.
10.25.**    Dealer Agreement dated January 13, 1988 between Associates Commercial
            Corporation and Rush Enterprises, Inc. dba Houston Peterbilt, Inc.
10.26.**    Dealer Agreement dated February 1, 1994 between Associates Commercial
            Corporation and Rush Enterprises, Inc. dba Lufkin Peterbilt, Inc.
10.27.**    Dealer Agreement dated February 1, 1994 between Associates Commercial
            Corporation and Rush Enterprises, Inc. dba South Coast Peterbilt.
10.28.**    Peterbilt Distributor Limited Liability Truck Financing Agreement dated
            July 21, 1983 between Associates Commercial Corporation and Rush
            Enterprises, Inc. dba San Antonio Truck Sales & Service, Inc.
10.29.**    Peterbilt Distributor Limited Liability Truck Financing Agreement dated
            January 13, 1988 between Associates Commercial Corporation and Rush
            Enterprises, Inc. dba Houston Peterbilt, Inc.
10.30.**    Peterbilt Distributor Limited Liability Truck Financing Agreement dated
            February 1, 1994 between Associates Commercial Corporation and Rush
            Enterprises, Inc. dba Lufkin Peterbilt, Inc.
10.31.**    Peterbilt Distributor Limited Liability Truck Financing Agreement dated
            February 1, 1994 between Associates Commercial Corporation and South
            Coast Peterbilt.
10.32.**    Dealer Financing Agreement dated July 30, 1993 between Interstate
            Billing Service, Inc. and Rush Enterprises, Inc. dba Translease Corp.
10.33.**    Credit Balance Agreement dated April 3, 1995 between General Motors
            Acceptance Corporation and Rush Enterprises, Inc. dba Rush Pontiac-GMC
            Truck Center, San Antonio Peterbilt, ARK-LA-TEX Peterbilt, Houston
            Peterbilt, Lufkin Peterbilt, Laredo Peterbilt, Hummer of South Texas and
            South Coast Peterbilt.

                                                                                       SEQUENTIALLY
EXHIBIT                                                                                  NUMBERED
  NO.                              IDENTIFICATION OF EXHIBIT                               PAGE
- -------     ------------------------------------------------------------------------   ------------
10.34.**    Letter dated March 11, 1996 from General Motors Acceptance Corporation to Rush Enterprises, Inc.
10.35.**    Loan Agreement dated June 19, 1995 between General Motors Acceptance
            Corporation and Rush Enterprises, Inc. dba San Antonio Peterbilt-GMC
            Truck, Inc.
10.36.**    Promissory Note dated June 19, 1995, in the original principal amount of
            $5,000,000, payable by Rush Enterprises, Inc. dba San Antonio
            Peterbilt-GMC Truck, Inc. to General Motors Acceptance Corporation.
10.37.**    Wholesale Security Agreement dated June 19, 1995 between General Motors
            Acceptance Corporation and Rush Enterprises, Inc. dba San Antonio
            Peterbilt-GMC Truck, Inc.
10.38.**    Agreement Amending the Wholesale Security Agreement dated June 19, 1995 between General Motors Acceptance Corporation and Rush Enterprises, Inc.
            dba San Antonio Peterbilt-GMC Truck, Inc.
10.39.**    Assignment of DPP Vehicle Proceeds dated June 19, 1995 between General
            Motors Acceptance Corporation and Rush Enterprises, Inc. dba San Antonio
            Peterbilt -- GMC Trucks, Inc.
10.40.**    Guaranty dated June 19, 1995 by W. Marvin Rush on behalf of Rush
            Enterprises, Inc. dba San Antonio Peterbilt-GMC Truck, Inc. and accepted by General Motors Acceptance Corporation.
10.41.**    Revolving Line of Credit Loan and Security Agreement dated December 1,
            1995 between General Motors Acceptance Corporation and Rush Enterprises,
            Inc. d/b/a Tulsa Trucks, Inc. in the maximum principal amount of
            $1,100,000.00.
10.42.**    Promissory Note dated December   , 1995, in the original principal
            amount of $1,100,000.00, payable by Rush Enterprises, Inc. dba Oklahoma
            Trucks, Inc. to General Motors Acceptance Corporation.
10.43.**    Wholesale Security Agreement dated November 30, 1995 between General
            Motors Acceptance Corporation and Rush Enterprises, Inc. dba Oklahoma
            Trucks, Inc.
10.44.**    Agreement Amending the Wholesale Security Agreement and Conditionally
            Authorizing the Sale of New Floor Plan Vehicles on a Delayed Payment
            Privilege Basis dated November 30, 1995 between General Motors
            Acceptance Corporation and Rush Enterprises, Inc. d/b/a Oklahoma Trucks,
            Inc.
10.45.**    Guaranty dated November 30, 1995 by W. Marvin Rush on behalf of Rush
            Enterprises, Inc. dba Oklahoma Trucks Inc. and accepted by General
            Motors Acceptance Corporation, Inc.
10.46.**    Revolving Line of Credit Loan and Security Agreement dated December 1,
            1995 between General Motors Acceptance Corporation and Rush Enterprises,
            Inc. d/b/a Tulsa Trucks, Inc. in the maximum principal amount of
            $900,000.00.
10.47.**    Promissory Note dated December 1, 1995, in the original principal amount of $900,000.00, payable by Rush Enterprises, Inc. d/b/a Tulsa Trucks,
            Inc. to General Motors Acceptance Corporation.
10.48.**    Wholesale Security Agreement dated November 30, 1995 between General
            Motors Acceptance Corporation and Rush Enterprises, Inc. dba Tulsa
            Trucks, Inc.
10.49.**    Agreement Amending the Wholesale Security Agreement and Conditionally
            Authorizing the Sale of New Floor Plan Vehicles on a Delayed Payment
            Privilege Basis dated November 30, 1995 between General Motors
            Acceptance Corporation and Rush Enterprises, Inc. d/b/a Tulsa Trucks,
            Inc.
10.50.**    Guaranty dated November 30, 1995 by W. Marvin Rush on behalf of Rush
            Enterprises, Inc. dba Tulsa Trucks, Inc. and accepted by General Motors
            Acceptance Corporation.

                                                                                       SEQUENTIALLY
EXHIBIT                                                                                  NUMBERED
  NO.                              IDENTIFICATION OF EXHIBIT                               PAGE
- -------     ------------------------------------------------------------------------   ------------
10.51.**    Guaranty Agreement dated December 1, 1995 by W. Marvin Rush in favor of
            General Motors Acceptance Corporation in the amount of $2,000,000.00 on behalf of Rush Enterprises, Inc. d/b/a Oklahoma Trucks, Inc. and Tulsa
            Trucks, Inc.
10.52.**    Revolving Line of Credit Loan and Security Agreement dated December 18,
            1995 between Rush Enterprises, Inc. d/b/a Oklahoma Trucks, Inc. and
            General Motors Acceptance Corporation in the maximum principal amount of
            $800,000.00.
10.53.**    Promissory Note dated December 18, 1995, in the original principal amount of $800,000.00, payable by Rush Enterprises, Inc. d/b/a Oklahoma
            Trucks, Inc. to General Motors Acceptance Corporation.
10.54.**    Revolving Line of Credit Loan and Security Agreement dated December 18,
            1995 between Rush Enterprises, Inc. d/b/a Tulsa Trucks, Inc. and General
            Motors Acceptance Corporation in the maximum principal amount of
            $700,000.00.
10.55.**    Promissory Note dated December 18, 1995, in the original principal amount of $700,000.00, payable by Rush Enterprises, Inc. d/b/a Tulsa
            Trucks, Inc. to General Motors Acceptance Corporation.
10.56.**    Guaranty Agreement dated December 18, 1995 by W. M. Rush in favor of
            General Motors Acceptance Corporation in the amount of $1,500,000.00 on behalf of Rush Enterprises, Inc. d/b/a Oklahoma Trucks, Inc. and Tulsa
            Trucks, Inc..
10.57.**    Revolving Promissory Note dated March 18, 1993, in the maximum principal amount of $450,000.00, payable by Rush Enterprises, Inc. to The Frost
            National Bank of San Antonio.
10.58.**    Dealership Purchase Contract dated November 10, 1995 between Kerr
            Consolidated, Inc. and Rush Enterprises, Inc.
10.59.**    Real Estate Purchase Agreement dated November 10, 1995 between Kerr
            Consolidated, Inc. and Rush Enterprises, Inc.
10.60.**    Promissory Note dated December 1, 1995, in the original principal amount of $2,800,000.00 payable by Rush Enterprises, Inc. to Kerr Consolidated,
            Inc.
10.61.**    Real Estate Mortgage dated December 1, 1995, in the original principal sum of $2,800,000.00 payable by Rush Enterprises, Inc. to Kerr
            Consolidated, Inc.
10.62.**    Real Estate Lease Agreement effective December 1, 1995 between Kerr
            Consolidated, Inc. and Rush Enterprises, Inc.
10.63.**    Escrow Instructions dated February 24, 1994 to Commerce Escrow Company regarding purchase of assets from Engs Motor Truck Company by Rush
            Enterprises, Inc.
10.64.**    Secured Purchase Money Promissory Note dated February 1, 1994, in the original principal amount of $984,000.00, payable by Rush Enterprises,
            Inc. to Engs Motor Truck Company, Inc.
10.65.**    Continuing Unlimited Guaranty dated February 24, 1994 by W. M. Rush and
            Thomas McKellar in favor of Engs Motor Truck Company, Edward W. Engs and
            Stewart R. Engs on behalf of South Coast Peterbilt.
10.66.**    Lease Modification Agreement dated February 1, 1994 between Richard R.
            Shade and Barbara S. Lateer, Trustees of the Ruth R. Shade Trust, et
            al., Engs Motor Truck Company and South Coast Peterbilt.
10.67.**    Lease Modification Agreement dated February 1, 1994 between Angelus
            Block Company, Inc., Engs Motor Truck Company and South Coast Peterbilt.
10.68.**    Lease Modification Agreement dated February 1, 1994 between Angelus
            Block Company, Inc., Engs Motor Truck Company and South Coast Peterbilt.
10.69.**    Lease dated February 1, 1994 between Edward W. Engs and Stuart R. Engs, and South Coast Peterbilt.
10.70.**    Lease dated February 1, 1994 between Engs Motor Truck Company and South
            Coast Peterbilt.

                                                                                       SEQUENTIALLY
EXHIBIT                                                                                  NUMBERED
  NO.                              IDENTIFICATION OF EXHIBIT                               PAGE
- -------     ------------------------------------------------------------------------   ------------
10.71.**    Contract Termination and Release dated September 29, 1995 by and among
            South Coast Peterbilt, Rush Enterprises, Inc., Tom McKellar, Inc. and
            Tom McKellar.
10.72.**    Termination Agreement dated September 29, 1995 by and among Rush
            Enterprises, Inc., Tom McKellar, Inc. and South Coast Peterbilt.
10.73.**    Lease Agreement effective November 1, 1992, between Pete Gallegos and
            Rush Enterprises, Inc. d/b/a Laredo Peterbilt, Inc., as amended August
            31, 1994.
10.74.**    Commercial Lease dated July 31, 1992 between R. L. Lehman and Rush
            Enterprises, Inc. d/b/a Lufkin Peterbilt, Inc., as amended through June
            1, 1995.
10.75.**    Lease Agreement dated September 17, 1993 between McBray Realty, Inc. and
            Rush Enterprises, Inc. d/b/a Ark-La-Tex Peterbilt.
10.76.**    Right of First Refusal dated April 1, 1996 between Peterbilt Motors
            Company and W. Marvin Rush.
10.77.**    Right of First Refusal dated April 1, 1996 between Peterbilt Motors
            Company and Barbara Rush.
10.78.**    Right of First Refusal dated April 1, 1996 between Peterbilt Motors
            Company and W. M. "Rusty" Rush.
10.79.**    Right of First Refusal dated April 1, 1996 between Peterbilt Motors
            Company and Robin Rush.
10.80.**    Form of Indemnity Agreement between Rush Enterprises, Inc. and the members of its Board of Directors.
10.81.**    Form of Employment Agreement between W. Marvin Rush, W.M. "Rusty" Rush and Robin M. Rush.
10.82.**    Form of Employment Agreement between Rush Enterprises, Inc., and D.
            Jeffery Michell, David C. Orf, B.J. Janner, Brent Hughes, J.M. "Spike"
            Lowe, Donald Teague, Ralph West and John Hiltibiddle.
10.83.**    Tax Indemnification Agreement between Rush Enterprises, Inc., Associated
            Acceptance, Inc. and W. Marvin Rush.
10.84.**    Rush Enterprises, Inc. Long-Term Incentive Plan.
10.85.**    Form of Rush Enterprises, Inc. Long-Term Incentive Plan Stock Option
            Agreement.
10.86.**    Revolving Line of Credit Loan and Security Agreement dated February 24,
            1994, between General Motors Acceptance Corporation and Rush
            Enterprises, Inc. d/b/a South Coast Peterbilt in the maximum principal amount of $3,000,000.00.
10.87.**    Demand Promissory Note dated February 24, 1994, in the original principal amount of $3,000,000.00, payable by Rush Enterprises, Inc.
            d/b/a South Coast Peterbilt to General Motors Acceptance Corporation.
10.88.**    General Security Agreement dated February 2, 1994 between General Motors
            Acceptance Corporation and Rush Enterprises, Inc. d/b/a South Coast
            Peterbilt.
10.89.**    Guaranty dated February 2, 1994 between General Motors Acceptance
            Corporation and Rush Enterprises, Inc. d/b/a South Coast Peterbilt.
10.90.**    Real Estate Lien Note dated July 1, 1993, in the principal amount of
            $1,238,000.00, payable by Rush Enterprises, Inc. to Associates
            Commercial Corporation.
10.91.**    Promissory Note dated December 7, 1995, in the original principal amount of $1,900,000.00, payable by Rush Enterprises, Inc. to General Electric
            Capital Corporation.
10.92.**    Aircraft Chattel Mortgage dated December 4, 1995, as amended, between
            Rush Enterprises, Inc. as Mortgagor and General Electric Capital
            Corporation as Mortgagee.
10.93.**    Individual Guaranty dated December 4, 1995, between General Electric
            Capital Corporation and Rush Enterprises, Inc.

                                                                                       SEQUENTIALLY
EXHIBIT                                                                                  NUMBERED
  NO.                              IDENTIFICATION OF EXHIBIT                               PAGE
- -------     ------------------------------------------------------------------------   ------------
23.1. ***   Consent of Arthur Andersen L.L.P.
23.2. ***   Consent of Ernst & Young LLP.
23.3. **    Consent of Joseph M. Dunn.
23.4. **    Consent of Ronald J. Krause.
23.5. ***   Consent of Fulbright & Jaworski L.L.P. (included in 5.1).
24.1. **    Power of Attorney (included on signature page of initial filing of this
            Registration Statement).
27.1. ***   Financial Data Schedule.


- -------------------------
*   To be filed by amendment.

**  Previously filed.

*** Filed herewith.

     (b) Financial Statement Schedules:

     All financial statement schedules, for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission, are not required under the related instructions, are inapplicable or information required is included in the financial statements and therefore have been omitted.

ITEM 17. UNDERTAKINGS.

     The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

THE REGISTRANT HEREBY UNDERTAKES THAT:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas on May 10, 1996.


                                          RUSH ENTERPRISES, INC.

                                          By: /s/ W. Marvin Rush
                                          --------------------------------------

                                                       W. Marvin Rush


                                                 Chairman of the Board and


                                                  Chief Executive Officer



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                SIGNATURE                                  TITLE                      DATE
- ------------------------------------------   ----------------------------------   ------------
/s/ W. MARVIN RUSH                           Chairman of the Board and Chief
- ------------------------------------------   Executive Officer and Director
W. Marvin Rush                               (Principal Executive Officer)        May 10, 1996

/s/ W. M. "RUSTY" RUSH                       President and Director               May 10, 1996
- ------------------------------------------
W. M. "Rusty" Rush

/s/ ROBIN M. RUSH                            Executive Vice President and
- ------------------------------------------   Director                             May 10, 1996
Robin M. Rush

JOHN HILTABIDDLE*                            Controller (Principal Financial
- ------------------------------------------   Officer and Principal Accounting
John Hiltabiddle                             Officer)                             May 10, 1996

*By /s/ W. MARVIN RUSH
- ------------------------------------------
     W. Marvin Rush
     as Attorney-in-Fact

                                EXHIBIT  INDEX

EXHIBIT
  NO.                              IDENTIFICATION OF EXHIBIT
- -------     ------------------------------------------------------------------------
1.1. ***    Form of Underwriting Agreement and Agreement Among Underwriters.

4.1. *** Specimen of certificate representing Common Stock, $.01 par value, of the Registrant.

4.2. ***    Form of Representatives' Warrant.
            American Stock Transfer & Trust Company, Trustee.

5.1. ***    Opinion of Fulbright & Jaworski L.L.P. regarding legality of the Common
            Stock being registered.

23.1. ***   Consent of Arthur Andersen L.L.P.

23.2. ***   Consent of Ernst & Young LLP.

23.5. ***   Consent of Fulbright & Jaworski L.L.P. (included in 5.1).

27.1. ***   Financial Data Schedule.




